


08041673

LODGIAN

2007 Annual Report to Stockholders

2007 Highlights

- Announced appointment of Peter T. Cyrus as interim president and chief executive officer
- Sold 23 hotels for aggregate gross sale proceeds of $82.2 million
- Invested approximately $42 million in capital expenditures to upgrade and reposition several hotels, including the upbranding of two hotels
- Continued to redefine the company's portfolio, listing a total of nine hotels for sale and retaining 35 hotels in continuing operations
- Continued stock repurchase program; acquired approximately $28 million of common stock between May, 2006 and February, 2008


3
3
7

Who We Are

Lodgian is one of the largest independent owners and operators of hotels in the United States. As of March 1, 2008 the company owned and/or operated 46 hotels with 8,432 rooms located primarily in urban and secondary metropolitan markets in 24 states and Canada. Substantially all of Lodgian's properties are full-service hotels operated under franchise affiliations with the major brands of InterContinental Hotels Group, Marriott International, Hilton Hotels, and Starwood Hotels & Resorts.



LODGIAN

LODGIAN, INC.
3445 Peachtree Road, N.E., Suite 700
Atlanta, GA 30326

March 17, 2008

To Our Stockholders:

On behalf of the Board of Directors and management, I cordially invite you to attend the Annual Meeting of Stockholders to be held on Thursday, April 24, 2008, at 9:00 a.m., Eastern Time, at the Marriott Courtyard-Buckhead, 3332 Peachtree Road, N.E., Atlanta, Georgia 30326.

The notice of meeting and proxy statement accompanying this letter describe the specific business to be acted upon. Also included in the mailing is a copy of our 2007 Annual Report to Stockholders.

In addition to the specific matters to be acted upon, there will be a report on the progress of the Company and an opportunity for questions of general interest to the stockholders.

Sincerely yours,

Peter T. Cyrus
Interim President and Chief Executive Officer

LODGIAN, INC.
3445 Peachtree Road, N.E., Suite 700
Atlanta, Georgia 30326

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD ON APRIL 24, 2008

To Our Stockholders:

Notice is hereby given that the annual meeting of stockholders of Lodgian, Inc. will be held at 9:00 a.m., Eastern Time, on Thursday, April 24, 2008, at the Marriott Courtyard-Buckhead, 3332 Peachtree Road, N.E., Atlanta, Georgia 30326, for the following purposes:

1. To elect seven directors to serve until the 2009 annual meeting of stockholders or until their successors are elected and qualified;

2. To ratify the appointment of Deloitte & Touche LLP as our independent public auditors; and

3. To consider and act upon such other business as may properly come before the annual meeting.

The board of directors has fixed the close of business on March 10, 2008 as the record date for the determination of stockholders entitled to notice of and to vote on any matters which may properly come before the annual meeting.

All stockholders are cordially invited to attend the annual meeting in person. Even if you plan to attend the annual meeting, you are requested to vote, sign, date and return the accompanying proxy as soon as possible. If you are planning to attend the annual meeting, please notify the corporate secretary.

By order of the Board of Directors,



Daniel E. Ellis
Senior Vice President, General Counsel and Secretary

March 17, 2008
Atlanta, Georgia

IT IS IMPORTANT THAT YOUR SHARES ARE REPRESENTED AND VOTED AT THE MEETING WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING. PLEASE VOTE, SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD AS PROMPTLY AS POSSIBLE IN ORDER TO ENSURE YOUR REPRESENTATION AT THE MEETING. A RETURN ENVELOPE (WHICH IS POSTAGE PRE-PAID IF MAILED IN THE UNITED STATES) IS ENCLOSED FOR THAT PURPOSE. IF YOU ATTEND THE MEETING, YOU MAY REVOKE THE PROXY AND VOTE YOUR SHARES IN PERSON.

TABLE OF CONTENTS

References in this proxy statement to "Lodgian," "we," "us," "our," "our Company" and the "Company" refer to Lodgian, Inc. and, unless the context otherwise requires or otherwise as expressly stated, our subsidiaries.

LODGIAN, INC.
3445 Peachtree Road, N.E., Suite 700
Atlanta, Georgia 30326

PROXY STATEMENT

Our board of directors is soliciting your proxy in connection with our 2008 annual meeting of stockholders, which will be held on Thursday, April 24, 2008, commencing at 9:00 a.m., Eastern Time, at the Marriott Courtyard-Buckhead, 3332 Peachtree Road, N.E., Atlanta, Georgia 30326, and at any adjournments thereof, for the purposes set forth in the accompanying Notice of Annual Meeting of Stockholders. All stockholders are entitled and encouraged to attend the annual meeting in person. This proxy statement and the accompanying proxy card are being mailed to the holders of our common stock on or about March 17, 2008.

ABOUT THE MEETING

Why am I receiving this proxy statement and proxy card?

You are receiving a proxy statement and proxy card because you own shares of common stock of Lodgian, Inc. This proxy statement describes proposals on which we would like you, as a stockholder, to vote. It also gives you information on the proposals so that you can make an informed decision.

When you sign the proxy card, you appoint Peter T. Cyrus and Daniel E. Ellis as your proxies to vote your shares of common stock at the annual meeting and at all adjournments or postponements of the meeting. All properly executed proxy cards delivered pursuant to this solicitation and not revoked will be voted in accordance with the directions given. Other than the proposals described in this proxy statement, we do not know of any other matters that will be considered at the annual meeting. However, in the event that any other business properly comes before the annual meeting, the proxies will vote all shares represented by properly executed proxy cards in their discretion.

What am I voting on?

You are being asked to vote on the following proposals:

Proposal 1: To elect seven directors to serve until the 2009 annual meeting of stockholders or until their successors are elected and qualified;

Proposal 2: To ratify the appointment of Deloitte & Touche, LLP as our independent auditors.

Who is entitled to vote?

Our board of directors has fixed the close of business on March 10, 2008, as the record date for determination of stockholders entitled to notice of, and to vote at, the annual meeting. As of the record date of March 10, 2008, there were 22,426,061 shares of our common stock issued and outstanding that were held by approximately 1,703 stockholders of record. Each holder of record of common stock on such date will be entitled to one vote for each share held on all matters to be voted upon at the annual meeting.

How many shares must be represented to have a quorum?

The holders of a majority of the total shares of our common stock outstanding on the record date, whether present at the annual meeting in person or represented by proxy, will constitute a quorum for the transaction of business at the annual meeting. The shares held by each stockholder who signs and returns the enclosed form of proxy card will be counted for the purposes of determining the presence of a quorum at the meeting, whether or not the stockholder abstains on all matters or any matter to be acted on at the meeting. Abstentions and broker non-votes both will be counted toward fulfillment of quorum requirements. A broker non-vote occurs when a nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that proposal and has not received instructions from the beneficial owner.

How many votes are required to approve the proposals?

With regard to the election of directors (Proposal 1), the seven nominees receiving the highest number of common stock votes cast at the annual meeting will be elected, regardless of whether that number represents a majority of the votes cast. The affirmative vote of a majority of the total number of shares of common stock represented in person or by proxy at the annual meeting and entitled to vote is needed to approve the ratification of the appointment of independent auditors (Proposal 2).

With respect to the election of directors (Proposal 1), you have the opportunity to vote FOR any or all of the director nominees or WITHHOLD your vote as to any or all of the nominees. Because directors are elected by a plurality of the votes cast, a WITHHELD vote will have no impact on the election of directors. With respect to the ratification of the appointment of independent auditors (Proposal 2), you have the opportunity to vote FOR, AGAINST or ABSTAIN. Withheld votes, abstentions and broker non-votes are not counted in the tally of votes FOR or AGAINST a proposal. As a result, withheld votes, abstentions and broker non-votes will have the following effects on the outcome of each of the proposals to be considered at the annual meeting:

- With respect to Proposal 1, withheld votes will have no impact on the outcome of the vote; because this year's election is uncontested, and a director who receives any votes will be elected; and
- With respect to Proposal 2, abstentions will have the same effect as a vote AGAINST the proposal, because passage of Proposal 2 requires the affirmative vote of a majority of the votes present at the meeting.

What if I return my proxy card but do not provide voting instructions?

If you sign and return your proxy card, but do not include instructions, your proxy will be voted FOR the election of each nominee for director identified in Proposal 1 and FOR Proposal 2. Additionally, your proxy will be voted in the discretion of the proxies with respect to any other business that properly comes before the meeting.

What does it mean if I receive more than one proxy card?

It means that you have multiple accounts at the transfer agent and/or with brokers and/or that you own shares of our common stock. Please sign and return all proxy cards to ensure that all your shares are voted. You may wish to consolidate as many of your transfer agent or brokerage accounts as possible under the same name and address for better customer service.

What if I change my mind after I return my proxy?

You may revoke your proxy and change your vote at any time before the polls close at the meeting. You may do this by:

- Sending written notice to our corporate secretary at 3445 Peachtree Road, N.E., Suite 700, Atlanta, Georgia 30326;
- Signing another proxy with a later date;
- Authorizing a new proxy by telephone or Internet (your latest telephone or Internet proxy is counted); or
- Voting in person at the meeting.

Attendance at the annual meeting will not, in itself, constitute revocation of a proxy.

Will my shares be voted if I do not sign and return my proxy card?

If your shares are held in street name, your brokerage firm may vote your shares under certain circumstances. These circumstances include certain "routine" matters, such as the election of directors (Proposal 1) and ratification of the appointment of independent auditors (Proposal 2). Therefore, if you do not vote your proxy, your brokerage firm may either vote your shares on routine matters or leave your shares unvoted. If signed by your brokerage firm but not voted by you or by the broker, these shares are counted for purposes of establishing a quorum to conduct business at the meeting; these so-called "broker non-votes" will have no effect on the outcome of the vote with respect to Proposal 1 and will have the same effect as a vote against Proposal 2.

What happens if the annual meeting is postponed or adjourned?

If the annual meeting is postponed or adjourned for any reason, including to permit the further solicitation of proxies, at any subsequent reconvening of the meeting all proxies will be voted in the same manner as they would have been voted at the original annual meeting. However, as described above, you may revoke your proxy and change your vote at any time before the reconvened meeting.

How do I vote?

You may vote by mail. You do this by signing your proxy card and mailing it in the enclosed, prepaid and self-addressed envelope.

By Telephone and Internet Proxy. All shareowners of record also can vote by touchtone telephone from the U.S. and Canada, using the toll-free telephone number on the proxy card, or through the Internet, using the procedures and instructions described on the proxy card and other enclosures. Street name holders may vote by telephone or through the Internet if their bank or broker makes those methods available, in which case the bank or broker will enclose the instructions with the proxy statement. The telephone and Internet voting procedures are designed to authenticate stockholders' identities, to allow stockholders to vote their shares, and to confirm that their instructions have been properly recorded.

You may vote in person at the meeting. Written ballots will be passed out to anyone who wants to vote at the meeting. If you hold your shares in "street name" (through a broker or other nominee), you must request a legal proxy from your stockbroker in order to vote at the meeting.

FORWARD-LOOKING STATEMENTS

This proxy statement contains forward-looking statements. These statements include statements relating to our plans, strategies, objectives, expectations, intentions and adequacy of resources, and are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The words "believes," "anticipates," "expects," "intends," "plans," "estimates," "projects" and similar expressions are intended to identify forward-looking statements. These forward-looking statements reflect our current views with respect to future events and the impact of those events on our business, financial condition, results of operations, cash flow, liquidity and prospects and are subject to many risks and uncertainties, including, among other things:

- The effects of regional, national and international economic conditions;
- Competitive conditions in the lodging industry and increases in room supply;
- The effects of actual and threatened terrorist attacks and international conflicts in the Middle East and elsewhere, and their impact on domestic and international travel;
- The effectiveness of changes in management and our ability to retain qualified individuals to serve in senior management positions;
- Requirements of franchise agreements, including the right of franchisors to immediately terminate their respective agreements if we breach certain provisions;
- Our ability to complete planned hotel dispositions;
- Seasonality of the hotel business;
- The effects of unpredictable weather events such as hurricanes;

- The financial condition of the airline industry and its impact on air travel;
- The effect that Internet reservation channels may have on the rates that we are able to charge for hotel rooms;
- Increases in the cost of debt and our continued compliance with the terms of our loan agreements;
- The effect of self-insured claims in excess of our reserves, or our ability to obtain adequate property and liability insurance to protect against losses, or to obtain insurance at reasonable rates;
- Potential litigation and/or governmental inquiries and investigations;
- Laws and regulations applicable to our business, including federal, state or local hotel, resort, restaurant or land use regulations, employment, labor or disability laws and regulations; and
- A downturn in the economy due to several factors, including but not limited to, high energy costs, natural gas and gasoline prices.

Any of these risks and uncertainties could cause actual results to differ materially from historical results or those anticipated. Although we believe the expectations reflected in these forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be attained and caution you not to place undue reliance on such statements. We undertake no obligation to publicly update or revise any forward-looking statements to reflect current or future events or circumstances or their impact on our business, financial condition, results of operations, cash flow, liquidity and prospects.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding ownership of our common stock as of March 5, 2008, by (i) each person known to us to be the beneficial owner of more than 5% of the issued and outstanding common stock, (ii) each director and nominee for the board of directors, (iii) each of the "named executive officers" (as defined in Item 402(a)(3) of Regulation S-K), and (iv) all directors and executive officers as a group. All shares were owned directly with sole voting and investment power unless otherwise indicated.

	Common Stock Beneficially Owned	
Name	Number of Shares(1)	Percentage of Class(1)
Hotchkis and Wiley Capital Management, LLC(2)	3,014,109	13.4%
Key Colony Fund, LP(3)	2,945,100	13.1%
Oaktree Capital Management, LLC(4)	2,817,577	12.5%
Dimensional Fund Advisors LP(5)	2,095,705	9.3%
Davidson Kemper Partners(6)	2,062,967	9.2%
Donald Smith & Co., Inc.(7)	1,704,086	7.6%
BRE/HY Funding LLC(8)	1,326,909	5.9%
W. Blair Allen(9)	15,000	*
Stewart J. Brown(10)	25,466	*
Donna B. Cohen(11)	9,184	*
Peter T. Cyrus(12)	2,000	*
Daniel E. Ellis(13)	84,767	*
Paul J. Garity(14)	4,000	*
Stephen P. Grathwohl(15)	19,666	*
Michael J. Grondahl(3)	2,945,100	13.1%
Alex R. Lieblong(3)	2,945,100	13.1%
James A. MacLennan(16)	46,347	*
James R. McGrath(17)	13,647	*
Mark S. Oei(4)	2,817,577	12.5%
All directors, nominees and executive officers as a group (12 persons)(18)	5,979,420	26.6%

* Less than one percent.

(1) Ownership percentages are based on 22,487,404 shares of common stock outstanding as of March 5, 2008. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission that deem shares to be beneficially owned by any person or group who has or shares voting or investment power with respect to such shares and includes any security that such person or persons has or have the right to acquire within 60 days.

(2) The business address for Hotchkis and Wiley Capital Management, LLC is 725 South Figueroa Street, 39th Floor, Los Angeles, CA 90017-5439.

(3) The shares of common stock include 2,921,600 shares owned by Key Colony Fund, LP, 8,500 shares owned by Lieblong & Associates, Inc., 7,000 shares held directly by Alex R. Lieblong and 8,000 shares owned directly by Michael J. Grondahl. Key Colony Management, LLC, Lieblong & Associates, Inc., Alex R. Lieblong and Michael J. Grondahl are affiliated with Key Colony Fund, LP but disclaim beneficial ownership of any shares not directly owned. Mr. Lieblong and Mr. Grondahl are directors of Lodgian. The business address for Key Colony Fund, LP, Alex R. Lieblong and Michael J. Grondahl is 10825 Financial Centre Parkway, Suite 100, Little Rock, AR 72211. The nomination of Mr. Grondahl as a director of Lodgian was proposed by Key Colony Fund, LP in 2007.

(4) The shares of common stock include 2,512,726 shares owned by OCM Real Estate Opportunities Fund II, L.P. ("OCM Fund II"), 267,855 shares owned by OCM Real Estate Opportunities Fund III, L.P. ("OCM Fund III"), 8,283 shares owned by OCM Real Estate Opportunities Fund IIIA, L.P. ("OCM Fund IIIA") and 28,713 shares owned by a third party separate account (the "Account"). Oaktree is (x) the general partner of OCM Fund II, (y) the managing member of OCM Real Estate Opportunities Fund III GP, LLC, which is the general partner of OCM Fund III and OCM Fund IIIA, and (z) the investment manager for the Account. Accordingly, Oaktree may be deemed to beneficially own the shares of common stock owned by OCM Fund II, OCM Fund III, OCM Fund IIIA and the Account. Oaktree disclaims any such beneficial ownership. The business address for Oaktree and Mr. Oei is 333 South Grand Avenue, 28th Floor, Los Angeles, CA 90071.

(5) Dimensional Fund Advisors LP's business address is 1299 Ocean Avenue, Santa Monica, CA 90401.

(6) Davidson Kemper Partners' business address is 65 East 55th Street, 19th Floor, New York, NY 10022.

(7) Donald Smith & Co., Inc.'s business address is 152 W. 57th Street, 22nd Floor, New York, NY 10019.

(8) BRE/HY's business address is 345 Park Avenue, 31st Floor, New York, NY 10154.

(9) Mr. Allen's business address is P.O. Box 29, Little Rock, AR 72203.

(10) This number includes 4,999 shares subject to exercisable options held by Mr. Brown and 1,667 shares of common stock subject to options vesting within the next 60 days. Mr. Brown's business address is c/o Booz Allen Hamilton, 8251 Greensboro Drive, McLean, VA 22101.

(11) This number includes 3,333 shares subject to exercisable options held by Ms. Cohen. Ms. Cohen's business address is c/o Lodgian, Inc., 3445 Peachtree Road, NE, Suite 700, Atlanta, GA 30326.

(12) Mr. Cyrus' business address is c/o Lodgian, Inc., 3445 Peachtree Road, NE, Suite 700, Atlanta, GA 30326. The nomination of Mr. Cyrus as a director of Lodgian was proposed by Oaktree Capital Management, LLC in 2007.

(13) This number includes 13 shares of common stock issuable upon exercise of outstanding warrants with an exercise price of $76.32 per share and 54,163 shares subject to exercisable options held by Mr. Ellis as well as 9,167 shares subject to options vesting within 60 days. Mr. Ellis's business address is c/o Lodgian, Inc., 3445 Peachtree Road, N.E., Suite 700, Atlanta, GA 30326.

(14) Mr. Garity's business address is Real Estate Consulting Solutions, Inc., 880 Apollo Street, El Segundo, CA 90245. The nomination of Mr. Garity as a director of Lodgian was proposed by Oaktree Capital Management, LLC in 2007.

(15) This number includes 4,999 shares subject to exercisable options held by Mr. Grathwohl and 1,667 shares subject to options that will become exercisable within 60 days. Mr. Grathwohl's business address is c/o Burr Street Equities, LLC, 1178 Burr Street, Fairfield, CT 06824.

(16) Mr. MacLennan's business address is c/o Lodgian, Inc., 3445 Peachtree Rd., NE, Suite 700, Atlanta, GA 30326.

(17) Mr. McGrath's business address is c/o Lodgian, Inc., 3445 Peachtree Rd., NE, Suite 700, Atlanta, GA 30326.

(18) This number includes 13 shares of common stock issuable upon exercise of outstanding warrants with an exercise price of $76.32 per share and 79,995 shares of common stock subject to exercisable options or options that will become exercisable within 60 days.

PROPOSAL 1
ELECTION OF DIRECTORS

Our bylaws provide that our board of directors will consist of not less than six members, the exact number to be determined by resolution adopted by the affirmative vote of a majority of all directors of Lodgian. The number of directors is currently set at eight; however, our board of directors has adopted a resolution reducing the size of the board from eight members to seven members, effective immediately upon completion of the annual meeting of stockholders to which this proxy statement relates. Directors are elected for a one-year term and hold office until the next annual meeting of stockholders and until their successors are appointed. The directors are elected by plurality vote which means that the seven director nominees receiving the highest number of affirmative votes at the annual meeting shall be elected to the board of directors. Votes withheld from any director are counted for purposes of determining the presence or absence of a quorum, but have no other legal effect under Delaware law.

Stewart J. Brown, Peter T. Cyrus, Paul J. Garity, Mark S. Oei, Michael J. Grondahl, Alex R. Lieblong, and W. Blair Allen have been nominated for election to the board of directors to hold office until the 2009 annual meeting of stockholders or until a successor has been duly elected and qualified. Each of these nominees has consented to be named as a nominee and to serve as a director if elected. Should a nominee be unable or unwilling to serve as a director, the enclosed proxy will be voted for such other person or persons as the board of directors may recommend. Management does not anticipate that such an event will occur.

The board of directors recommends a vote FOR each named nominee.

Information About the Nominees, Directors and Executive Officers

The table below sets forth the names and ages of each of the seven nominees for election as directors, one current director whose term expires in 2008 who is not standing for re-election and our other executive officers, as well as the positions and offices currently held by such persons with the Company. A summary of the background and experience of each of these individuals is set forth after the table.

Name	Age	Position
Directors whose terms expire in 2008 who are nominated for re-election as directors:		
Stewart J. Brown(1)(2)	60	Director
Alex R. Lieblong(3)(4)	57	Director
Paul J. Garity	55	Director
Peter T. Cyrus(4)	62	Director, Interim President and Chief Executive Officer
Michael J. Grondahl(1)(2)	39	Director
Mark S. Oei(1)(4)	39	Director
W. Blair Allen(4)	38	Director
Directors whose terms expire in 2008 who are not standing for re-election:		
Stephen P. Grathwohl(2)	60	Director
Other Executive Officers:		
James A. MacLennan	48	Executive Vice President and Chief Financial Officer
Daniel E. Ellis	39	Senior Vice President, General Counsel and Secretary
Donna B. Cohen	36	Vice President and Controller
James R. McGrath	47	Vice President of Hotel Operations

(1) Member of the Compensation Committee

(2) Member of the Audit Committee

(3) Member of the Nominating Committee

(4) Member of the Executive Committee

Directors whose terms expire in 2008 who are nominated for re-election as directors

Stewart J. Brown, 60, has been a director of Lodgian and member of the audit committee since November 25, 2002. Since December 2002, he has been serving as a consultant with Booz Allen Hamilton, a global strategy and technology consulting firm. He was recalled to active duty as a Colonel in the United States Army on September 11, 2001 and served as Chief of the Crisis Action Team in the Army Operation Center at the Pentagon until he joined Booz Allen Hamilton in December 2002. COL Brown was commissioned in 1970 in the US Army Reserve and served in a variety of command and staff positions including as Director of Training and Education for the Army's Strategic Management System. In his civilian life, Mr. Brown was involved in the commercial real estate business as a lender, portfolio manager, remedial real estate specialist, and consultant. Mr. Brown has held senior executive positions with both private and public corporations including Citibank and has extensive experience in strategic and tactical planning, operational implementation, crisis management and turnaround situations. Mr. Brown is a graduate of the University of California with a BS in Economics and a BA in Political Science and received his MBA from New York University.

Alex R. Lieblong, 57, has been a director of Lodgian since February 22, 2006. Mr. Lieblong began his investment career in 1977. In November 1998, Mr. Lieblong founded Key Colony Fund, a hedge fund, and is also a Principal of Lieblong & Associates, a financial advisory firm and broker/dealer, which he formed in 1997. Prior to starting Lieblong & Associates, Mr. Lieblong was a Vice President and Branch Manager of the Little Rock, Arkansas office for Paine Webber for over nine years. Prior to joining Paine Webber, Mr. Lieblong worked in investment advisory roles for Merrill Lynch and E.F. Hutton for five years. Mr. Lieblong is on the board of directors of Home Bancshares (NASDAQ: HOMB), and Ballard Petroleum, a private company in the energy industry.

Paul J. Garity, 55, has been a director of Lodgian since April 24, 2007. He also has been President of Real Estate Consulting Solutions, Inc., a company he established to provide consulting services to corporate real estate departments of Fortune 200 companies, and an Executive Director of REH Capital Partners, LLC, a consulting and transaction advisory firm specializing in hotels and resorts, for over five years. Previously, he was with the Real Estate and Hospitality Consulting Practice at Peat Marwick Mitchell, KPMG, KPMG Consulting and later Bearing Point (all successor firms to Peat Marwick) in Los Angeles for 22 years, where he was responsible for the Western Region practice after becoming a principal in 1984. Mr. Garity holds a master of business administration degree from the Amos Tuck School of Business at Dartmouth College and a bachelor of business administration degree from the University of Massachusetts.

Prior to his election as a director, Mr. Garity entered into a written agreement with OCM Real Estate Opportunities Fund II, LP, OCM Real Estate Opportunities Fund III, LP, and OCM Real Estate Opportunities Fund IIIA, LP, each an affiliate of Oaktree Capital Management, LLC (collectively, the "OCM Funds") whereby the OCM Funds generally agreed to indemnify, defend and hold harmless Mr. Garity from and against any and all loses, claims, damages, liabilities, judgments, costs and expenses incurred by Mr. Garity arising out of Mr. Garity's nomination as a director of Lodgian and election as a director of Lodgian for events which occurred after his nomination and prior to such election. The agreement further provided that the OCM Funds shall reimburse Mr. Garity for all reasonable expenses, and shall directly pay legal fees and expenses, incurred in the performance of Mr. Garity's responsibilities as a nominee for director of Lodgian.

Mark S. Oei, 39, has been a director of Lodgian since August 8, 2007. He also has been a Managing Director of Oaktree Capital Management, LP, an investment company based in Los Angeles, California, since 2003. Prior to Oaktree, Mr. Oei was a Vice President at Morgan Stanley, where he was an acquisitions officer of the Morgan Stanley Real Estate Funds. Mr. Oei earned a Masters of Business Administration from the Kellogg Graduate School of Management at Northwestern University and a Bachelor of Science in Business Administration from the Haas School of Business at the University of California at Berkeley.

Peter T. Cyrus, 62, has been a director of Lodgian since April 24, 2007 and has been Interim President and Chief Executive Officer of Lodgian since January 29, 2008. He also has been a co-owner of Montclair Hotel Investors, Inc., a hotel investment and management company based in suburban Chicago, since 1995. Previously, he was a Senior Vice President of Lazard Freres & Company, where he directed the Real Estate Group's Chicago office and also headed the firm's Hospitality Group on a world-wide basis. In preparation for his real estate career, Mr. Cyrus studied business administration at the University of Arizona and John Carroll University. Mr. Cyrus has been a senior member of the Urban Land Institute since 1978. He holds the designation of Certified Review Appraiser (CRA) from the National Association of Review Appraisers.

Prior to his election as a director, Mr. Cyrus entered into a written agreement with OCM Real Estate Opportunities Fund II, LP, OCM Real Estate Opportunities Fund III, LP, and OCM Real Estate Opportunities Fund IIIA, LP, each an affiliate of Oaktree Capital Management, LLC (collectively, the "OCM Funds") whereby the OCM Funds generally agreed to indemnify, defend and hold harmless Mr. Cyrus from and against any and all loses, claims, damages, liabilities, judgments, costs and expenses incurred by Mr. Cyrus arising out of Mr. Cyrus' nomination as a director of Lodgian and election as a director of Lodgian for events which occurred after his nomination and prior to such election. The agreement further provided that the OCM Funds shall reimburse Mr. Cyrus for all reasonable expenses, and shall directly pay legal fees and expenses, incurred in the performance of Mr. Cyrus' responsibilities as a nominee for director of Lodgian.

Michael J. Grondahl, 39, has been a director of Lodgian since April 24, 2007. He also has been a partner and analyst with the Key Colony Fund, a hedge fund in Little Rock, Arkansas, since April 2005. Prior to joining Key Colony Fund, Mr. Grondahl was a partner and analyst at RedSky Partners, a hedge fund firm in Minneapolis, Minnesota. Before joining RedSky Partners, Mr. Grondahl was a principal at US Bancorp Piper Jaffray, where he was a senior research analyst covering financial services and related stocks for five years. Mr. Grondahl was also an audit manager with Ernst & Young in Moscow, Russia for three years.

W. Blair Allen, 38, has been a director of Lodgian since January 29, 2008. He also has been the president of Robert M. Goff & Associates, a real estate development and management company in Little Rock, Arkansas with an emphasis on the hospitality industry, since 2004. Prior to his service as president, he served as Chief Financial Officer from 1996 until 2004. Mr. Allen holds a Bachelor of Arts degree from Washington & Lee University and a Masters of Business Administration degree from the University of Arkansas. Mr. Allen is on the board of directors of Centennial Bank, a local private bank based in Little Rock, Arkansas.

Director whose term expires in 2008 and who is not standing for re-election

Stephen P. Grathwohl, 60, has been a director of Lodgian since November 25, 2002. Mr. Grathwohl is also chairman of the Audit Committee of our board of directors. Mr. Grathwohl has been a principal and owner of Burr Street Equities, LLC, a boutique real estate advisory company, since 1997 and is a director and a member of the Audit Committee of ShoreBank, a commercial bank chartered by the State of Illinois and headquartered in Chicago, Illinois.

Executive Officers

James A. MacLennan, 48, was appointed executive vice president and chief financial officer of Lodgian on March 15, 2006. Prior to joining Lodgian, Mr. MacLennan was chief financial officer and treasurer of Buford, GA-based Theragenics Corporation, a NYSE-listed company that manufactures medical devices. Previously, Mr. MacLennan was executive vice president and chief financial officer with Lanier Worldwide, Inc., a publicly held $1.4 billion technical products company, where he was responsible for all corporate finance activities. He played a major role in taking Lanier public and listing it on the New York Stock Exchange, then later in finding a longer-term strategic solution for Lanier. Mr. MacLennan spent much of his early career in financial positions of increasing scope and responsibility in the oil and gas industry, most notably with Exxon Corporation and later with Noble Drilling. He received both graduate and post-graduate degrees from the University of the Witwatersrand in Johannesburg, South Africa.

Daniel E. Ellis, 39, joined Lodgian in July 1999 as senior counsel. In March 2002, he was promoted to senior vice president, general counsel and secretary. His primary duties for Lodgian include debt financings, asset sales and acquisitions, development, contract negotiation, litigation and compliance. Prior to joining Lodgian, Mr. Ellis served as an assistant district attorney for the State of Georgia where he was the lead attorney in over thirty jury trials. From 1997 to 1999, he worked in private practice, where he focused on representing hotel owners. Mr. Ellis holds a law degree from the University of Mississippi and a Masters of Business Administration degree from Mercer University.

Donna B. Cohen, 36, joined Lodgian in September 2005 and was appointed vice president and controller in January 2007. Prior to that, Ms. Cohen was vice president and assistant corporate controller for Certegy Inc., where she served in positions of increasing responsibility in accounting, financial reporting, and financial analysis from October 2001 through September 2005. Ms. Cohen also held managerial positions in financial reporting and analysis at other publicly traded companies, and served as an audit manager at Deloitte &

Touche LLP, a public accounting firm. Ms. Cohen is a Certified Public Accountant and is a graduate of North Carolina A&T State University, where she earned a Bachelor of Science degree in accounting.

James R. McGrath, 47, was appointed vice president of Hotel Operations in August 2007. Mr. McGrath is responsible for the daily operations of Lodgian's hotels. In that role, he oversees regional operations management, sales and marketing and revenue management. Prior to joining Lodgian, Mr. McGrath was the chief operating officer for Oceans Resorts in Daytona Beach, FL. His nearly 25 year career also includes successful executive positions with Interstate Hotels as a vice president of operations/asset management, as the owner/operator of The Lighthouse Inn Resort and Conference Center in New London, CT.; as the chief operating officer for Meyer Jabara Hotels in Danbury, CT; and as the vice president of hotel operations for Bristol Hotels and Resorts in Dallas, TX. He began his hospitality industry career in his home town of Buffalo, New York while in high school. Over his career, Mr. McGrath has been directly responsible for nearly 250 hotels and resorts. He has successfully maximized profits with all industry assets types, including four-star resorts, destination conference centers, large urban convention properties, upscale suburban hotels, select service and extended stay assets, condominium hotel resorts, boutique hotels, independent hotels and midscale hotels with F&B. He has done this with all of the major brands including Marriott, Hilton, Starwood, Intercontinental Hotel Group, Wyndham and others. Mr. McGrath holds a Bachelor of Science from the Cornell University School of Hotel Administration.

Director Compensation

We pay the non-employee members of the board of directors a quarterly retainer of $6,000, as well as fees of $1,500 per board meeting, $1,000 per board committee meeting, and $500 per telephonic board or board committee meeting. We also reimburse each director for reasonable out-of-pocket expenses incurred in attending meetings of the board of directors and any of its committees. Directors who are employees do not receive any compensation for services performed in their capacity as directors.

On January 30, 2007, the Compensation Committee of the Company's board of directors recommended, and the full board of directors adopted, the recommendation of the Company's compensation consultant with respect to additional equity retainer compensation for outside directors. Recognizing the substantial additional time that members of the board and its several committees dedicated to the affairs of the Company during 2006 and the continuing time commitment of the board, and based on comparison with board compensation practices at other public companies, the board approved the award of 2,000 shares of restricted common stock to each non-employee member of the board for service during 2007; an additional 2,000 shares to each member of the board who also serves on the Audit Committee; and an additional 1,000 shares to each member of the board who serves on the Compensation Committee. The shares were awarded on February 12, 2007 and vest in annual increments over the next three years, commencing January 30, 2008. In view of the fact that no option, restricted stock or other awards were made or incremental compensation paid to the members of the Company's board of directors for service in 2006, the board also approved awards, identical to the equity retainer award described above for the 2007 fiscal year, for 2006 service by non-employee members of the board, its Audit Committee and its Compensation Committee. These restricted shares were also awarded on February 12, 2007 and have the same vesting schedule as described above. The restricted shares were awarded pursuant to the Amended and Restated 2002 Stock Incentive Plan of Lodgian, Inc. (the "Stock Incentive Plan"). The total number of shares awarded to members of the board for 2006 and 2007 service was 46,000.

On January 29, 2008, the Compensation Committee again approved an award of restricted stock to the Company's non-employee directors based upon the formula that was adopted in 2007. In addition, in recognition of the fact the board of directors formed an Executive Committee on August 22, 2007, the Compensation Committee awarded the current non-employee members of the Executive Committee 1,000 shares of restricted stock. Furthermore, the Compensation Committee approved the award of 2,000 restricted shares of the Company's common stock to each of Messrs. Cyrus, Garity and Grondahl, in recognition of the fact that each of these directors were elected to the Company's board of directors at the annual meeting of stockholders in April 2007, but did not receive the award of 2,000 restricted shares of the Company's common stock that was granted to each of the other non-employee members of the Company's board of directors on February 12, 2007. 24,000 shares were thus granted to board members on February 12, 2008. These shares will vest over three years in equal annual installments beginning on January 30, 2009.

Board of Directors and Committees

Our board of directors currently consists of eight directors, all of whom, other than Mr. Cyrus, are "independent" as defined under the corporate governance rules of AMEX. Our board of directors has adopted a resolution reducing the size of the board from eight members to seven members, effective immediately upon completion of the annual meeting of stockholders to which this proxy statement relates. Of the seven nominees for election as directors at the annual meeting of stockholders, all are "independent" as defined under the corporate governance rules of AMEX, with the exception of Mr. Cyrus, as he is currently an employee of the Company acting as its interim president and chief executive officer.

In addition to evaluating whether each board member satisfies the independence standards of the American Stock Exchange, the board also considered certain relationships and other arrangements. In determining the independence of Mr. Oei, the board of directors considered the fact that he is an employee of Oaktree Capital Management, LLC, a stockholder of Lodgian. In determining the independence of Mr. Lieblong, the board of directors considered the fact that he is the principal of Key Colony Fund, LP, a stockholder of Lodgian. In determining the independence of Mr. Grondahl, the board of directors considered the fact that Mr. Grondahl is employed by Key Colony Management, LLC, an affiliate of Key Colony Fund, LP, and works for Mr. Lieblong. Although Mr. Grathwohl is not standing for reelection to the board of directors, the board has also previously determined that he qualifies as an independent director. In determining the independence of Mr. Grathwohl, the board of directors considered the fact that Mr. Grathwohl and his company, Burr Street Equities, LLC, formerly provided consulting services for Oaktree Capital Management, LLC. Mr. Grathwohl has not provided any such services since March 2007. Before being named interim president and chief executive officer in January, 2008, the board previously determined that Mr. Cyrus was also an independent director. In making this determination, the board considered the fact that Mr. Cyrus' firm, Montclair Hotel Investors, Inc., manages and has co-investments in certain hotels with affiliates of Oaktree Capital Management, LLC, a shareholder of Lodgian.

Additionally, certain other directors, including Russel S. Bernard, Sean F. Armstrong, Kevin C. McTavish and Sheryl E. Kimes served on the Company's board during some portion of 2007. The Company had previously considered certain relationships and other arrangements relating to certain of these board members in its analysis of whether they were independent. In determining the independence of Messrs. Armstrong and Bernard, the board of directors considered the fact that they were employed by Oaktree Capital Management, LLC, a stockholder of Lodgian, while they served as directors of Lodgian (Mr. Armstrong resigned as a managing director of Oaktree Capital Management, LLC in January 2006 and Mr. Bernard resigned as a principal of Oaktree Capital Management, LLC in November 2005).

All of the aforementioned relationships were disclosed to the board of directors and the board found that such relationships did not impair the independence of any of these individuals.

The board of directors held twenty-four meetings and took action one time by unanimous written consent during the fiscal year ended December 31, 2007. Each of the incumbent directors attended at least 75% of the aggregate number of meetings of the board and of the committees on which he or she served. Because we schedule our spring meeting of the board of directors in conjunction with the annual meeting of stockholders, directors normally attend each annual meeting. The 2007 annual meeting was attended by all of the directors then serving or standing for election at the meeting.

In compliance with the AMEX corporate governance rules, the independent members of the board of directors will at least annually schedule an executive session without the non-independent directors or management. In 2007, the board of directors held one such meeting.

During 2007, the board of directors maintained four standing committees: the Audit Committee, the Compensation Committee, the Executive Committee and the Nominating Committee.

Audit Committee. The Audit Committee currently consists of Stephen P. Grathwohl (Chairman), Stewart J. Brown and Michael J. Grondahl. The committee met five times during fiscal year 2007 and took action one time by unanimous written consent during fiscal year 2007. The Audit Committee is responsible, under its written charter, for:

- Engaging independent auditors to audit our financial statements and perform other services related to the audit, including determining the compensation to be paid to such independent auditors;
- Reviewing the scope and results of the audit with the independent auditors;
- Preapproving all non-audit services provided to Lodgian by the independent auditors;
- Periodically assessing the independence of Lodgian's auditors;
- Reviewing and discussing with management and the independent auditors quarterly and annual financial statements, audit results and reports;
- Establishing guidelines for our internal audit function and periodically reviewing the adequacy of our internal controls;
- Establishing clear policies for Lodgian to follow in hiring employees or former employees of the independent auditors;
- Reviewing and periodically updating our Policy on Business Ethics;
- Considering changes in accounting practices;
- Reviewing any correspondence, report, complaint or concern that raises issues regarding our financial statements or accounting policies and establishing procedures for (1) the receipt, retention and treatment of such complaints, and (2) the confidential, anonymous submission by employees of such concerns, and
- Reviewing and reassessing the adequacy of the Audit Committee Charter on an annual basis.

The board of directors has determined that the Audit Committee Chairman, Mr. Grathwohl, qualifies as an audit committee financial expert and that all members of the Audit Committee are independent under the AMEX corporate governance rules and applicable law. The Audit Committee Charter is posted in the Investor Relations section of our website, www.lodgian.com.

Compensation Committee. The Compensation Committee consists of Mark S. Oei (Chairman), Stewart J. Brown, and Michael J. Grondahl. It met eight times and took action one time by unanimous consent during 2007. The principal functions of the Compensation Committee are to approve or, in some cases, to recommend to the board of directors, remuneration arrangements and compensation plans involving our directors and executive officers, review bonus criteria and bonus recommendations, review compensation of directors and administer our Stock Incentive Plan and the Lodgian, Inc. Executive Incentive Plan (the "Executive Incentive Plan") or ("EIP"). The board of directors has determined that all members of the Compensation Committee are independent under the AMEX corporate governance rules. The Compensation Committee has a written charter that is posted in the Investor Relations section of our website, www.lodgian.com.

Nominating Committee. Prior to Mr. Cyrus' appointment as interim president and chief executive officer, the Nominating Committee consisted of Alex R. Lieblong and Peter T. Cyrus. The board of directors is expected to replace Mr. Cyrus on the Nominating Committee at its next regularly scheduled meeting. The board of directors has determined that Mr. Lieblong is independent under the AMEX corporate governance rules. The Nominating Committee is responsible for assisting the board of directors in identifying, screening and recommending qualified candidates to serve as directors. The Nominating Committee has a written charter that is posted in the Investor Relations section of our website, www.lodgian.com. The Nominating Committee met one time during 2007.

Executive Committee. The Executive Committee consists of Peter T. Cyrus (Chairman), Alex R. Lieblong, W. Blair Allen and Mark S. Oei. The Executive Committee is responsible for discharging the responsibilities of the full board of directors, subject to certain limitations set forth in its charter. The Executive Committee has a written charter that is posted in the Investor Relations section of our website, www.lodgian.com. The Executive Committee met one time in 2007 and also conducted site visits to several of our hotels.

Code of Ethics

Our board of directors has adopted a code of ethics entitled "Lodgian's Policy on Business Ethics" that is applicable to all of our directors, executive officers and employees. We have posted the policy in the Investor Relations section of our website, at www.lodgian.com.

Director Nominations

The Nominating Committee of the board of directors is responsible under its charter for identifying qualified candidates for election to the board prior to each annual meeting of the stockholders. In addition, stockholders who wish to recommend a candidate for election to the board may submit such recommendation to the secretary of Lodgian. Any recommendation must include the name, age, business address, residence address, principal occupation, number of shares of capital stock owned, and other pertinent information on each proposed candidate and must be received in writing not earlier than January 23, 2009 nor later than February 23, 2009 for consideration by the Nominating Committee for the 2009 annual meeting of stockholders.

Although the Nominating Committee is willing to consider candidates recommended by stockholders, it has not adopted a formal policy with regard to the consideration of any director candidates recommended by security holders. The Nominating Committee believes that a formal policy was not necessary or appropriate because of the small size of the board and because of our concentrated stockholder base.

The Nominating Committee has not prescribed any specific minimum qualifications that must be met by a candidate for election to the board of directors in order to be considered for nomination by the committee. In identifying and evaluating nominees for director, the Nominating Committee considers each candidate's qualities, experience, background, skills and other qualifications, as well as any other factors that the candidate may be able to bring to the board. The process is the same whether the candidate is recommended by a stockholder, another director, management or otherwise.

Communication with Directors

We have established procedures for stockholders or other interested parties to communicate directly with the board of directors. Such parties can contact the board by email in the "Contact Us" section of our website at www.lodgian.com or by mail at: Lodgian Board of Directors, 3445 Peachtree Road, N.E., Suite 700, Atlanta, Georgia 30326. All communications made by email will be received directly by the Chairman of the Audit Committee and by our general counsel, who will then decide on appropriate steps to be taken with regard to the matter. Any correspondence mailed to the Company will be reviewed by our general counsel, who will then decide on appropriate steps to be taken with regard to the matter.

Compensation Committee Interlocks and Insider Participation

None of the members of our Compensation Committee is or has been an officer or employee of Lodgian or any of our subsidiaries, and no Lodgian executive officer has served as a director or a member of the compensation committee of any company whose executive officers served as a director or a member of the Compensation Committee of Lodgian.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table provides aggregate information regarding grants under all equity compensation plans of Lodgian through December 31, 2007:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Restricted Stock Units, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in 1st Column)
Equity compensation plans approved by security holders	212,408(1)(2)	$10.60	2,536,666(2)
Equity compensation plans not approved by security holders	—	—	—

(1) All of the awards have been granted under the Stock Incentive Plan.

(2) After taking into account the outstanding options, the exercised options and the shares of restricted common stock, as of December 31, 2007, we had 2,536,666 shares of common stock available for grant under the Stock Incentive Plan.

Other Information

On January 31, 2008, the Compensation Committee awarded an additional 76,500 shares of restricted stock to certain executive officers and other employees. Additionally, on February 12, 2008, the Compensation Committee awarded certain board members a total of 24,000 restricted shares.

For additional information regarding the Stock Incentive Plan, please see the "Executive Compensation — Compensation Discussion and Analysis — Objectives and Philosophy of Compensation Program — Incentive Compensation — Stock Incentive Plan" section of this proxy statement.

EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

Overview

This compensation discussion and analysis describes the material elements of compensation awarded to, earned by, or paid to each of our "named executive officers" (as defined in Item 402(a)(3) of Regulation S-K) during the last completed fiscal year. We provide what we believe is a competitive total compensation package to our named executive officers through a combination of base salary, annual cash bonuses, equity incentive compensation and benefits programs. Our compensation policies are designed to provide competitive levels of compensation that integrate remuneration with our short-term and long-term performance goals, to reward corporate performance and recognize individual initiative and achievement.

Objectives and Philosophy of Compensation Program

General

Our Compensation Committee is responsible for establishing and administering our policies governing the compensation for our executive officers. The Compensation Committee is composed entirely of non-employee directors.

Our executive compensation programs are designed to achieve the following objectives:

- attract and retain talented and experienced executive officers;
- motivate and reward executives whose knowledge, skills and performance are critical to our success;

- align the interests of our executive officers and stockholders by motivating our executive officers to increase stockholder value and rewarding executive officers when stockholder value increases;

- provide a competitive compensation package through the integration of pay-for-performance incentives, in which total compensation is determined by Company results and the creation of stockholder value; and

- compensate our executives to manage our business to meet our long-term objectives.

To assist management and the Compensation Committee in assessing and determining competitive compensation packages for the calendar years ended December 31, 2007 and ending December 31, 2008, the Compensation Committee engaged compensation consultants Towers Perrin in January 2008. Towers Perrin provided the Compensation Committee with recommendations as to the appropriate cash and equity awards for our executive officers related to performance during the year ended December 31, 2007, as well as recommendations as to the appropriate base salary adjustments for our executive officers for the year ending December 31, 2008. Prior to working with Towers Perrin, the Compensation Committee had worked with Mercer Human Resource Consulting.

Compensation Process and Market Comparison

In order to attract and retain executives with the ability and the experience necessary to develop our Company and deliver strong performance to our stockholders, we attempt to provide a total compensation package to our executive officers that is competitive with the total compensation packages provided by other public and private companies with comparable revenues.

Appropriate salary and incentive levels for our named executive officers in 2007 and 2008 are based in part on comparative industry data and a determination of the compensation paid to persons occupying similar offices in other companies of a similar size to Lodgian. Specifically, in determining discretionary bonus awards for our executive officers related to 2007 performance, and in determining 2008 salaries for our executive officers, our Compensation Committee reviewed survey data provided by Towers Perrin regarding the compensation paid to executive officers of public and private companies with revenues comparable to our revenues (1) across a broad range of businesses and industries and (2) within the leisure and hospitality services industry. In addition to the survey data provided by Towers Perrin, our Compensation Committee reviewed the individual recommendations of Edward J. Rohling (our president and chief executive officer at that time), which were generally based upon each executive officer's individual performance, the Company's overall financial performance, each executive officer's efforts and contributions toward our overall financial performance, the executive officer's experience and his or her potential for advancement. In determining 2007 incentive and 2008 base salary compensation, the Compensation Committee also relied on the assessment by Mr. Rohling of the individual performance of each executive officer and also considered the performance of the Company.

All elements of compensation of our executive officers are reviewed and approved on an annual basis by our Compensation Committee, subject to the terms of each executive officer's employment agreement, as described below. In the beginning of each year, our chief executive officer provides our Compensation Committee with recommendations regarding each other executive officer's compensation for the coming year. The Compensation Committee then reviews these recommendations in light of the most recent market comparison data that has been provided, and after consultation with our compensation consultant, determines the appropriate compensation for each individual. The Compensation Committee also determines the appropriate compensation for our chief executive officer.

Base Salaries

We provide the opportunity for our executive officers to earn a competitive annual base salary. We provide this opportunity to attract and retain an appropriate caliber of talent for the position, and to provide a base wage that is not subject to performance risk. In addition to market comparison, the base salaries of our executive officers are based on various quantitative and qualitative considerations regarding corporate and individual performance. An executive's base salary is determined only after an assessment of his or her sustained performance, the results of such individual's efforts on the overall performance of the Company, current salary in relation to an objective salary range for the executive's job responsibilities and his or her experience and potential for advancement. Furthermore, in establishing base salaries for our executive officers, the Compensation Committee considers numerous other factors, including the following:

- Cost-of-living and other local and geographic considerations;
- Consultation with other Lodgian executives;
- Hospitality industry and job-specific skills and knowledge;
- Historical and expected contributions to our performance; and
- Level, complexity, breadth and difficulty of duties.

For the year ended December 31, 2007, base salaries accounted for approximately 54% of total compensation for our chief executive officer and 56% on average for our other named executive officers, including Mr. McGrath, who became an executive officer in January 2008. Such calculations are based upon only those named executive officers who were employed by the Company as of December 31, 2007.

Incentive Compensation

Purpose

We believe that a significant portion of our executive officers' compensation should be variable, based on individual and Company performance, and thus, we provide the opportunity for our executive officers to earn annual cash and equity incentive awards. We provide these opportunities to attract and retain an appropriate caliber of talent for the position, to link compensation to the long-term growth of the Company, and to motivate executives to achieve our business goals and increase the value of our shares. We also believe that a significant portion of our executive officers' compensation should be provided through equity awards. Our equity incentive awards, and the vesting of those awards over time, provides employees with the incentive to stay with us for longer periods of time, which in turn, provides us with greater stability. Such equity awards are also less costly to us in the short term than cash compensation.

Stock Incentive Plan

Awards totaling 3,301,058 shares of common stock may be granted to our directors, officers or other key employees or consultants under our Stock Incentive Plan. Awards may consist of stock options, stock appreciation rights, stock awards, performance share awards, section 162(m) awards or other awards determined by our Compensation Committee.

Stock options granted pursuant to the Stock Incentive Plan cannot be granted at an exercise price which is less than 100% of the fair market value per share on the date of the grant. For accounting purposes, we apply the guidance in Statement of Financial Accounting Standards 123 (revised December 2004) ("SFAS 123(R)") to record compensation expense for our stock option grants. SFAS 123(R) is used to develop the assumptions necessary and the model appropriate to value the awards, as well as the timing of the expense recognition over the requisite service period, generally the vesting period, of the award.

Recipients of options generally do not recognize income, and we are not entitled to take a deduction, upon the issuance by us of options exercisable into stock. Unless the stock options are incentive stock options under the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"), recipients of stock options recognize taxable income from such awards when a vested option is exercised. We generally receive a corresponding tax deduction for compensation expense in the year of exercise. The amount included in the recipient's income, and the amount we may deduct, is equal to (i) the difference between the common stock price when the stock options are exercised and the exercise price (ii) multiplied by the number of stock options exercised. We do not pay or reimburse any recipient for any taxes due upon exercise of stock options. Generally, recipients of incentive stock options do not recognize gain or loss upon the receipt or exercise of an incentive stock option and we are not entitled to any deduction upon the issuance or exercise of any such options.

Unless a recipient of a restricted stock award timely files an election to accelerate the recognition of income with respect to a restricted stock award, a recipient of a restricted stock award will recognize taxable income when the award is no longer subject to substantial risk of forfeiture. We generally receive a corresponding tax deduction in the taxable year in which all risks of forfeiture lapse or in the taxable year in which the award is granted if the recipient files a timely election to accelerate recognition of income. The amount included in the recipient's income, and the amount we may deduct, is equal to the fair market value of the shares on the date all risks of forfeiture lapse, or on the date of grant if the recipient timely elects to accelerate the recognition of income from the issuance of the restricted stock award.

The Stock Incentive Plan is administered by our Compensation Committee, which has full power and authority (i) to select the directors, officers, key employees or consultants who participate in the Stock Incentive Plan, (ii) to make awards to such participants, and (iii) to determine the terms and conditions of each award, including those related to vesting, forfeiture, payment and exercisability. In determining the type of award to be granted under the Stock Incentive Plan, our Compensation Committee considers the tax and accounting effects on both the Company and the recipient of such awards.

We use the Stock Incentive Plan to attract new employees through the provision of initial grants, to retain experienced executive officers and other key employees, to motivate and reward any extraordinary efforts by our executive officers and key employees, to provide compensation for contributions to our growth and profits, to encourage ownership of our stock by our directors, our executive officers and other key employees, and to provide a compensation package that is competitive in the marketplace.

Prior to 2006, our Compensation Committee relied mainly on equity awards in the form of stock options to provide for long-term equity compensation. Since that time, the Compensation Committee has preferred to provide equity awards in the form of restricted stock. This reduction in the use of stock option awards coincides with the tax compliance costs, changes in Generally Accepted Accounting Principles, and increased regulatory scrutiny related to stock options. Our Compensation Committee also believes that restricted stock awards better align the interests of their holders to the stockholders of the Company.

As of February 28, 2008, options to purchase 207,410 shares of our common stock were outstanding under the Stock Incentive Plan. Additionally, as of February 28, 2008, 175,038 shares of restricted stock were outstanding pursuant to awards under the Stock Incentive Plan. After taking into account the outstanding options, previously exercised options and shares of restricted stock that we have issued under the Stock Incentive Plan, and net of shares withheld for tax purposes, as of February 28, 2008, we had 2,449,312 shares of common stock reserved and available for grant under the Stock Incentive Plan.

Lodgian, Inc. Executive Incentive Plan (Covering the Calendar Years 2006-2008) ("EIP")

On January 31, 2006, the Compensation Committee adopted the EIP (covering the calendar years 2006-2008), and our stockholders approved the EIP at our 2006 annual meeting of stockholders. Each of the Company's named executive officers on December 31, 2007, except for Mr. Rohling (our president and chief executive officer at that time), as well as other key employees, are participants under the EIP. The EIP provides executives with the opportunity to receive cash and equity compensation based upon the Company's achievement of certain EBITDA and/or stock price thresholds. EBITDA was used by the Company in the EIP because it is a widely used hotel industry measurement of performance. However, even in the absence of achieving EBITDA goals, the Company believes that the attainment of certain stock price thresholds should be rewarded through bonuses, as increases in the price of our common stock are directly beneficial to our stockholders. In addition, because the EBITDA targets are tied to our continuing operating hotels, the Company believes it is important to award performance designed to improve the overall value of the Company, including decisions related to our "held for sale" assets that do not contribute to the Company's continuing operating hotels' EBITDA.

The EIP was designed to mirror the EBITDA and stock price thresholds agreed to between Mr. Rohling and the Company and incorporated into Mr. Rohling's employment agreement. Mr. Rohling's employment agreement was entered into on July 12, 2005 and negotiated at arm's length with the Company's Compensation Committee. The Compensation Committee reviewed competitive market data during such negotiations in an effort to ensure that Mr. Rohling's compensation package was similar to the compensation paid to chief executive officers of the Company's competitors as well as to chief executive officers of other public companies of a similar size to Lodgian. In negotiating the EBITDA and stock price thresholds to be used in Mr. Rohling's employment agreement, the Compensation Committee examined the views of independent stock analysts regarding the potential value of our shares and performed independent research regarding the performance and stock price of other companies in our market.

The EBITDA and stock price thresholds provided in Mr. Rohling's employment agreement covered the years 2005-2008. Identical EBITDA and stock price thresholds from Mr. Rohling's employment agreement for the years 2006-2008 were incorporated into the EIP for the other Lodgian executives and key personnel.

Under the EIP, a participant may earn a cash bonus in the event the Company achieves at least 90% of the target EBITDA. Cash awards increase to the extent that the Company's EBITDA exceeds the targets. Participants may also earn awards of restricted shares of the Company's common stock if the Company either achieves at least 100% of its EBITDA target or if the price of the Company's common stock reaches certain stock price thresholds for 30 business days prior to the end of each of the years 2006-2008. The stock price thresholds increase every year from 2006-2008. Participants may earn an additional restricted stock award if the Company achieves 110% or more of its EBITDA targets for any given year or in the event substantially all of the assets of the Company are sold or a merger is consummated for at least a 20% premium over the stock price threshold applicable to each year.

The actual amount of cash bonuses or awards of restricted shares that are due to each individual participant in the EIP is determined as part of the negotiation process during the hiring of each executive officer and approved by the Compensation Committee.

All grants of restricted shares of the Company's common stock under the EIP vest in three equal installments beginning on the first anniversary of the date of grant and are governed by the terms and conditions of the Stock Incentive Plan, subject to the terms of any applicable employment agreements, which may provide for accelerated vesting in certain situations.

Pursuant to the terms of the EIP, no bonuses or awards were earned under such plan for the year ended December 31, 2007.

The Compensation Committee, with the assistance of outside consultants Towers Perrin, is currently reviewing the EIP to determine whether changes need to be made to revise the plan in order for the program to motivate executives to achieve our business goals and increase the value of our shares.

Discretionary Awards

Under the Stock Incentive Plan, our Compensation Committee may award equity to our executive officers on a discretionary basis not tied to the achievement of specified goals. We believe that the provision of such discretionary awards is necessary to retain experienced executive officers, to motivate and reward any extraordinary efforts by our executive officers, and to provide a compensation package to our executive officers that is competitive within a selected peer group of companies. We also believe that such discretionary awards may be necessary in light of the negative effects of any external events that are outside the control of our executive officers, such as natural disasters, litigation, or regulatory changes in accounting or taxation standards. Such awards also may be appropriate in light of the short-term negative effects of any strategic initiatives undertaken by us with an expectation of improving the Company's long-term financial performance.

Our Compensation Committee determined that discretionary awards were warranted for the year ended December 31, 2007, in light of the business initiatives undertaken by the Company. In November 2006, we announced a strategic initiative to reconfigure our hotel portfolio. In accordance with this initiative, we sold two hotels and identified 12 additional hotels for sale in November and December 2006. During 2007, we sold

23 hotels which had previously been identified for sale. On January 22, 2007, we initiated a review of strategic alternatives to enhance stockholder value. Our executive officers were heavily involved in these difficult initiatives, and our Compensation Committee determined that discretionary awards of cash and equity were necessary in order to motivate and reward the executive officers for these initiatives.

In determining the amount of discretionary awards for the calendar year ended December 31, 2007, our Compensation Committee also reviewed available comparative industry data from Towers Perrin regarding the salaries and bonus awards of executives of companies of a comparable size to Lodgian, based upon revenue. In addition, with respect to discretionary awards provided to our executive officers other than Mr. Rohling, our Compensation Committee reviewed the individual recommendations of Mr. Rohling, our former president and chief executive officer, which were generally based upon each executive officer's individual performance, the Company's overall financial performance, each executive officer's efforts and contributions toward our overall financial performance, the executive officer's experience and his or her potential for advancement. Our Compensation Committee then determined the amount of any discretionary awards for each of our executive officers.

Discretionary Awards Under the Stock Incentive Plan

Our Compensation Committee determined that the stability of our group of executive officers during our ongoing business initiatives was extremely important. Thus, on the basis of certain of our named executive officers' performance during the year ended December 31, 2007 and in order to provide them with an additional incentive to stay with us while the Company continues its analysis and pursuit of the maximization of stockholder value, our Compensation Committee awarded the following discretionary equity bonuses:

- Mr. MacLennan was awarded 10,000 shares of restricted stock (vesting over a two-year period).
- Mr. Ellis was awarded 10,000 shares of restricted stock (vesting over a two-year period).
- Mr. McGrath was awarded 10,000 shares of restricted stock (vesting over a two-year period).
- Ms. Cohen was awarded 3,000 shares of restricted stock (vesting over a two-year period).

All of these restricted stock awards were granted on January 22, 2008. Based upon a per share value on the date of grant of $8.90, the total value of the restricted shares awarded to Mr. MacLennan was $89,000, the total value of the restricted shares awarded to Mr. Ellis was $89,000, the total value of the restricted shares awarded to Mr. McGrath was $89,000, and the total value of the restricted shares awarded to Ms. Cohen was $26,700.

Discretionary Cash Awards

In addition to the discretionary equity awards that were granted, for the reasons discussed above and on the basis of each of our named executive officers' performance during the year ended December 31, 2007 and during our initiatives to maximize stockholder value, our Compensation Committee awarded the following discretionary cash bonuses:

- Mr. MacLennan was awarded $120,000.
- Mr. Ellis was awarded $120,000.
- Mr. McGrath was awarded $90,000.
- Ms. Cohen was awarded $45,000.

Total Compensation Comparison

For the year ended December 31, 2007, bonuses accounted for approximately 25% of total compensation for our president and chief executive officer at the time, Edward J. Rohling, and 32% on average for our other named executive officers serving on December 31, 2007, and including Mr. McGrath who was appointed an executive officer in January 2008. Such calculations are based upon only those named executive officers who were employed by the Company as of December 31, 2007 and include compensation expenses reported by the Company for certain stock options granted to such officers prior to 2007.

Other Benefits and Perquisites

Executive officers also participate, on a voluntary basis, in our regular employee benefit programs, including group medical and dental coverage, group life insurance and group long and short-term disability insurance. In addition, executive officers receive, along with and on the same terms as other employees, certain benefits pursuant to our 401(k) plan. We match contributions made by our employees to our 401(k) plan on a dollar-for-dollar basis up to 3% of the employee's base salary, and for the next 2% of the employee's base salary, we match $0.50 for each dollar contributed by the employee. We have no structured executive perquisite benefits (e.g., club memberships or company vehicles) for any executive officer, including the named executive officers, and for the year ended December 31, 2007, no material perquisite benefits were granted to any of our executive officers. In addition, we currently do not provide any deferred compensation programs or supplemental pensions to any executive officer, including the named executive officers.

Regulatory Considerations

We have attempted to create compensation packages, including the Stock Incentive Plan and Executive Incentive Plan, that minimize federal income tax implications for individuals. However, we recognize that taxes and penalties may be imposed under several sections of the Internal Revenue Code, including Sections 280G and 409A. To the extent that Section 280G of the Internal Revenue Code may impose taxes in the case of a change in control of the Company, our Compensation Committee has determined to provide additional compensation to certain individuals to gross them up for the additional amount of such taxes.

Section 162(m) of the Internal Revenue Code generally limits the deduction allowable to us for compensation paid to our chief executive officer and each of the three other most highly compensated executive officers to $1.0 million. Qualified performance-based compensation is excluded from this limitation if certain requirements are met. Our policy is generally to preserve the federal income tax deductibility of compensation paid, to the extent feasible. Notwithstanding our policy to preserve the federal income tax deductibility of compensation payments, under certain circumstances, the Compensation Committee, in its discretion, may authorize payment, such as salary, bonuses or otherwise, that may cause an executive officer's income to exceed the deductible limits.

Employment Agreements, Severance Benefits and Change in Control Provisions

Lodgian has entered into employment agreements with each of its named executive officers, except for Mr. Cyrus, who was named interim president and chief executive officer on January 29, 2008. In general, the Company entered into these agreements in order to ensure that the respective personnel would perform their roles within the Company for an extended period of time. In addition, the Company considered the critical nature of each officer's position and the Company's need to retain such personnel when the Company committed to the employment agreements.

Edward Rohling — Former President & Chief Executive Officer

On April 23, 2007, Lodgian entered into an Amended and Restated Executive Employment Agreement (the "Rohling Employment Agreement") with its president and chief executive officer, Edward J. Rohling. The Rohling Employment Agreement replaced the previous employment agreement entered into between the Company and Mr. Rohling dated July 12, 2005. On January 29, 2008, Mr. Rohling resigned his position as president & chief executive officer and as a member of the board of directors. The following describes the Rohling Employment Agreement as well as the terms of the separation and release agreement entered into between Mr. Rohling and Lodgian effective January 29, 2008.

The term of the Rohling Employment Agreement was to be from July 15, 2005 through December 31, 2008. The agreement provided for a base salary of $577,500 plus increases of not less than 5% per year on each anniversary of the agreement. In 2007, Mr. Rohling's base salary was $590,164. In addition, the Rohling

Employment Agreement provided for minimum bonuses of $110,000 for 2005 and $220,000 for each of 2006, 2007 and 2008. For the year ended December 31, 2005, Mr. Rohling received a cash bonus of $200,000 ($90,000 of which was a discretionary award granted by our Compensation Committee; $110,00 of which was guaranteed by his employment agreement), which was paid on May 1, 2006. For the year ended December 31, 2006, Mr. Rohling received a cash bonus of $330,000 ($110,000 of which was a discretionary award granted by our Compensation Committee and was paid on February 5, 2007; $220,000 of which was guaranteed by his employment agreement and was paid on May 1, 2007). Mr. Rohling earned a minimum cash bonus of $220,000 for 2007 pursuant to his Rohling Employment Agreement. The Rohling Employment Agreement further provided for a signing bonus of $594,000 in cash and 75,000 shares of restricted stock issued under the Company's Stock Incentive Plan. The signing bonus was paid when Mr. Rohling was hired. Half of the restricted shares vested on July 15, 2006 and the balance vested on July 15, 2007. Based on a per share value on the date of grant of $10.44, the total value of these restricted shares was $783,000. The Rohling Employment Agreement also provided for additional cash and equity bonuses during the life of the contract, depending upon the achievement of certain goals and objectives.

Mr. Rohling's maximum annual cash bonus amount was $962,500, which would have been payable in the event that the Company achieved greater than 145% of its target EBITDA. Mr. Rohling could also have earned 20,000 restricted shares of the Company's common stock per year if either: (a) the Company achieved 100% of its EBITDA target, or (b) the price of the Company's common stock met certain stock price thresholds for 30 business days prior to the end of each of the years 2006-2008. Mr. Rohling was eligible to earn an additional 20,000, 30,000 and 40,000 restricted shares for calendar years 2006, 2007 and 2008, respectively, if the Company had achieved 110% of its EBITDA target or if substantially all of the assets of the Company were sold or a merger had consummated for at least a 20% premium over the stock price threshold applicable to each year, as set forth in the Rohling Employment Agreement. Mr. Rohling did not receive any equity incentive awards pursuant to these terms for the year ended December 31, 2007.

The Rohling Employment Agreement also contained a number of severance provisions. In the event of Mr. Rohling's death, the Company would have been obligated to pay Mr. Rohling's estate (a) any unpaid base salary, reimbursement of expenses incurred, and unused vacation days accrued prior to the date of death, and (b) other unpaid vested amounts or benefits under Company compensation, incentive, and benefit plans. In addition, (1) the Company would have paid COBRA premiums for Mr. Rohling's eligible dependents under the Company's major medical group health plan until December 31, 2008, (2) all restricted stock shares previously granted to Mr. Rohling would immediately become fully vested as of the date of death, and (3) the Company would pay to Mr. Rohling's estate a prorated annual performance bonus, calculated by multiplying $330,000 by a percentage equal to the total number of days that Mr. Rohling was employed for the bonus year in question, divided by 365. If Mr. Rohling's employment had been terminated due to a disability, in addition to the benefits described above, Mr. Rohling would have been entitled to a lump sum amount equal to the difference, if any, between his monthly base salary and his monthly Company-provided short term disability benefits or, if applicable, workers' compensation wage replacement benefits for up to 6 months, or the date that his Company-provided long-term disability benefits commence, whichever would have been shorter.

If Mr. Rohling's employment had been terminated without cause or if he had resigned for good reason (as defined in the Rohling Employment Agreement), Mr. Rohling would have been entitled to (a) any unpaid base salary, reimbursement of expenses incurred, and unused vacation days accrued prior to the date of termination, and (b) other unpaid vested amounts or benefits under Company compensation, incentive, and benefit plans. In addition, Mr. Rohling would have received (1) a lump sum payment equal to the remainder of his base salary through December 31, 2008, (2) payment of COBRA premiums for Mr. Rohling and his eligible dependents under the Company's major medical group health plan until December 31, 2008, (3) a lump sum payment of either $660,000 if the date of termination had occurred on or before December 31, 2007 or $330,000 if the date of termination had occurred during the period from January 1, 2008 through December 31, 2008, and (4) all restricted stock shares previously granted would have immediately become fully vested as of the date of termination. Thus, if Mr. Rohling's employment had been terminated without cause or if he had resigned for good reason on December 31, 2007, he would have been entitled to a severance package valued at approximately $1,461,423.

If Mr. Rohling's employment had terminated on the expiration date of the Rohling Employment Agreement, December 31, 2008, he would have been entitled to (1) payment of any unpaid base salary, reimbursement of expenses incurred, and unused vacation days accrued prior to the date of termination (2) payment of other unpaid vested amounts or benefits under Company compensation, incentive, and benefit plans (3) all restricted stock shares previously granted would have become fully vested, and (4) a lump sum payment of $330,000.

Change in Control Benefits

Mr. Rohling also would have been entitled to certain benefits and payments in the event his employment had been terminated in connection with a change in control of the Company. These enhanced benefits and payments were negotiated between Mr. Rohling and the Compensation Committee (and approved by our board of directors) in light of the review of strategic alternatives to enhance stockholder value initiated in January 2007. In negotiating the amounts of these benefits and payment, our compensation committee reviewed available comparative industry data from Mercer Human Resource Consulting regarding the change in control provisions of executives within a selected peer group of companies. Our Compensation Committee determined that these enhanced benefits and payments were necessary in order to provide Mr. Rohling with an additional incentive to stay with us through any potential change of control that may result from this review of strategic alternatives.

The particular change in control benefits to which Mr. Rohling would have been entitled depended upon the date of the change in control as well as whether Mr. Rohling's employment was terminated without cause in connection with the change in control or whether he resigned for good reason.

If a change in control of the Company were to have occurred on or prior to December 31, 2008, and Mr. Rohling's employment was terminated without cause 60 days prior to the change in control or before December 31, 2008, he would have been entitled to all accrued but unpaid base salary through the termination date plus (i) a lump sum payment equal to 2½ times the sum of his then current annual base salary plus $330,000; (ii) reimbursement of Mr. Rohling's and his eligible dependents' COBRA premiums under the Company's major medical group health plan on a monthly basis for the period during which he remained eligible for COBRA coverage or until Mr. Rohling became eligible to participate in any subsequent employer's major medical group health plan, up to a maximum of 24 months; and (iii) all restricted stock shares previously granted immediately would have become fully vested as of the date of termination. In addition, regardless of whether Mr. Rohling's employment was terminated in connection with a change in control of the Company, if he had been employed on the date of the change in control or within 60 days prior to such event, he would have been entitled to a change in control completion bonus of 150,000 restricted shares of common stock, which would have become immediately vested at the time of the change in control. Thus, if Mr. Rohling's employment had been terminated without cause in connection with a change in control of the Company on December 31, 2007, he would have been entitled to a severance package valued at approximately $4,223,342.

If a change in control of the Company were to have occurred on or before July 31, 2008, and Mr. Rohling's employment had terminated pursuant to Mr. Rohling's resignation for good reason within the period commencing 60 days prior to the change of control and ending 60 days after the change on control, he would have been entitled to all accrued but unpaid base salary through the termination date plus (i) a lump sum payment equal to 1½ times his then current annual base salary plus $330,000, (ii) reimbursement of Mr. Rohling's and his eligible dependents' COBRA premiums under the Company's major medical group health plan on a monthly basis for the period during which he remained eligible for COBRA coverage or until Mr. Rohling became eligible to participate in any subsequent employer's major medical group health plan, up to a maximum of 24 months; and (iii) all restricted stock shares previously granted would have immediately become fully vested as of the date of resignation. In addition, regardless of whether Mr. Rohling resigned for good reason in connection with a change in control of the Company, if he had been employed on the date of the change in control or within 60 days prior to such event, he would have been entitled to a change in control completion bonus of 150,000 restricted shares of common stock, which would have become immediately vested at the time of the change in control. Thus, if there had been a change in control of the Company in

2007, and Mr. Rohling had elected to resign for good reason on December 31, 2007, because of the change in control, he would have been entitled to a severance package valued at approximately $3,286,967.

Furthermore, in the event Mr. Rohling was entitled to receive any benefits under the Rohling Employment Agreement as a result of a change in control of the Company, to the extent such benefits constitute "parachute payments" (as defined in Section 280G(b)(2) of the Internal Revenue Code) and such parachute payments are greater than 110% of three times Mr. Rohling's "base amount" (as defined in Section 280G(b)(3) of the Internal Revenue Code), Mr. Rohling also would have been entitled to a lump sum cash payment in an amount equal to any excise tax payable pursuant to Section 4999 of the Internal Revenue Code (the "Rohling Tax Gross Up"). If there had been a change in control of the Company on December 31, 2007, Mr. Rohling would not have been entitled to any payments pursuant to the Rohling Tax Gross Up.

Under the Rohling Employment Agreement, Mr. Rohling was subject to certain nondisclosure covenants and covenants regarding the non-solicitation of employees.

Separation Agreement

As discussed above, Mr. Rohling resigned as the Company's president and chief executive officer on January 29, 2008. In connection with Mr. Rohling's departure, he and the Company entered into a separation agreement whereby Mr. Rohling released all claims he may have had against the Company in exchange for certain payments and continued benefits. In February 2008, Mr. Rohling received a lump sum amount of $1,169,055.70. This amount consisted of Mr. Rohling's accrued but unpaid base salary through the date of his resignation, accrued but unused vacation pay, his base salary for the remainder of 2008 plus $330,000, as provided for in the Rohling Employment Agreement, plus $220,000, which was his guaranteed bonus for 2007. In addition, 10,000 shares of previously unvested stock became immediately vested. Furthermore, Mr. Rohling will be entitled to receive his change in control benefit described above if there is a change of control of the Company on or before April 28, 2008. Mr. Rohling is no longer entitled to the enhanced change in control benefits under the Rohling Employment Agreement after that date. Each of the restrictive covenants in the Rohling Employment Agreement remains in full force and effect.

Peter T. Cyrus — Interim President & Chief Executive Officer

On January 29, 2008, Peter T. Cyrus, a member of the Company's board of directors, was appointed interim president and chief executive officer, upon the resignation of Edward J. Rohling. On February 15, 2008, the Compensation Committee of the board of directors approved a compensation arrangement with Mr. Cyrus which entitles him to receive an annual base salary of $750,000. Mr. Cyrus' salary is paid retroactive to the date of his appointment, January 29, 2008. The Company and Mr. Cyrus have not entered into a written employment contract and his employment is currently on an at-will basis.

James MacLennan — Executive Vice President and Chief Financial Officer

On March 29, 2007, Lodgian entered into an Amended and Restated Executive Employment Agreement (the "MacLennan Employment Agreement") with its executive vice president and chief financial officer, James A. MacLennan. The MacLennan Employment Agreement replaced the previous employment agreement entered into between the Company and Mr. MacLennan on March 1, 2006.

The term of the MacLennan Employment Agreement is indefinite. Mr. MacLennan's base salary for 2007 was $300,000. On March 1, 2006, which was his date of hire, Mr. MacLennan was granted 35,000 restricted shares of the Company's common stock. The restricted shares vest in three equal annual installments beginning on March 1, 2007. Based on a per share value on the date of grant of $13.17 (as calculated using the closing price on the date of grant), the total value of these restricted shares was $460,950.

The MacLennan Employment Agreement also contains severance benefits in the event of a termination without cause and a resignation for good reason (each as defined in the employment agreement), or because of his death or disability. These severance benefits are as follows: (1) a lump sum payment equal to Mr. MacLennan's then current annual base salary; (2) reimbursement of Mr. MacLennan's and his eligible dependents' COBRA premiums under the Company's major medical group health plan on a monthly basis for a period of 12 months; (3) a lump sum payment of $150,006; and (4) acceleration of any previously granted unvested equity awards. As a result, if Mr. MacLennan's employment had been terminated due to death, disability, or without cause or for good reason, as defined in his employment agreement, on December 31, 2007, he would have been entitled to a severance package valued at approximately $832,525.

Change in Control Benefits

Mr. MacLennan is entitled to an additional severance benefit if his employment is terminated without cause or he resigns for good reason within sixty (60) days before or 365 days after a change in control of the Company. This additional severance benefit was added in light of the review of strategic alternatives to enhance stockholder value initiated in January 2007. In determining the amount of this severance benefit, our Compensation Committee reviewed available comparative industry data from Mercer Human Resource Consulting regarding the change in control provisions of executives within a selected peer group of companies. Our Compensation Committee determined that this additional severance benefit was necessary in order to provide Mr. MacLennan with an additional incentive to stay with us through any potential change of control that may result from this review of strategic alternatives.

Mr. MacLennan's change in control severance benefit includes (1) payment of two times his current annual base salary; (2) payment of $300,012; (3) reimbursement of Mr. MacLennan's and his eligible dependents' COBRA premiums under the Company's major medical group health plan on a monthly basis for a period of up to 24 months; and (4) acceleration of any previously granted unvested equity awards.

Whether or not Mr. MacLennan's employment terminates in connection with a change in control of the Company, he is entitled to a change in control completion bonus should such an event occur. The completion bonus is a lump sum cash amount composed of his annual base salary plus $150,006. In addition, he would be entitled to receive 55,000 restricted shares of the Company's common stock, which would become immediately vested upon the change in control. Under the terms of the MacLennan Employment Agreement, he will no longer be eligible to receive the change in control completion bonus after December 31, 2008.

As a result, if Mr. MacLennan's employment had been terminated without cause, or he resigned for good reason, in connection with a change in control of the Company on December 31, 2007, he would have been entitled to a severance package valued at approximately $2,359,014.

Furthermore, in the event Mr. MacLennan receives any benefits under the MacLennan Employment Agreement as a result of a change in control of the Company, to the extent such benefits constitute "parachute payments" (as defined in Section 280G(b)(2) of the Internal Revenue Code) and such parachute payments are greater than 110% of three times Mr. MacLennan's "base amount" (as defined in Section 280G(b)(3) of the Internal Revenue Code), Mr. MacLennan also is entitled to a lump sum cash payment in an amount equal to any excise tax payable pursuant to Section 4999 of the Internal Revenue Code (the "MacLennan Tax Gross Up"). Thus, if there had been a change in control of the Company on December 31, 2007 and Mr. MacLennan's employment had been terminated without cause, or he resigned for good reason, Mr. MacLennan would have been entitled to a lump sum cash payment of $879,067 pursuant to the MacLennan Tax Gross Up.

Mr. MacLennan is subject to nondisclosure covenants and covenants regarding the non-solicitation of customers or employees during the term of the employment agreement and for two years thereafter.

Daniel E. Ellis — Senior Vice President, General Counsel & Secretary

On March 29, 2007, Lodgian entered into an Amended and Restated Executive Employment Agreement with its senior vice president, general counsel and secretary, Daniel E. Ellis (the "Ellis Employment Agreement"). The Ellis Employment Agreement replaced the previous employment agreement entered into between the Company and Mr. Ellis on May 2, 2004.

The Ellis Employment Agreement is not for a fixed term. Mr. Ellis's base salary for 2007 was $275,000.

The Ellis Employment Agreement also contains severance benefits in the event of a termination without cause, a resignation for good reason (each as defined in the employment agreement), or because of his death or disability. These severance benefits are as follows: (1) a lump sum payment equal to Mr. Ellis's then current annual base salary; (2) reimbursement of Mr. Ellis's and his eligible dependents' COBRA premiums under the Company's major medical group health plan on a monthly basis for a period of 12 months; (3) a lump sum payment of $150,006; and (4) acceleration of any previously granted unvested equity awards. As a result, if Mr. Ellis's employment had been terminated due to death, disability, or without cause or for good reason, as defined in the Ellis Employment Agreement, on December 31, 2007, he would have been entitled to a severance package valued at approximately $569,949.

Change in Control Benefits

Mr. Ellis is entitled to an additional severance benefit if his employment is terminated without cause or he resigns for good reason within 60 days before or 365 days after a change in control of the Company. This additional severance benefit was added in light of the review of strategic alternatives to enhance stockholder value initiated in January 2007. In determining the amount of this severance benefit, our Compensation Committee reviewed available comparative industry data from Mercer Human Resource Consulting regarding the change in control provisions of executives within a selected peer group of companies. Our Compensation Committee determined that this additional severance benefit was necessary in order to provide Mr. Ellis with an additional incentive to stay with us through any potential change of control that may result from this review of strategic alternatives.

Mr. Ellis's change in control severance benefit includes (1) payment of two times his current annual base salary; (2) payment of $300,012; (3) reimbursement of Mr. Ellis's and his eligible dependents' COBRA premiums under the Company's major medical group health plan on a monthly basis for a period of up to 24 months; and (4) acceleration of any previously granted unvested equity awards.

Whether or not Mr. Ellis's employment terminates in connection with a change in control of the Company, he is entitled to a change in control completion bonus should such an event occur. The completion bonus is a lump sum cash amount composed of his annual base salary plus $150,006. In addition, he would be entitled to receive 43,500 restricted shares of the Company's common stock, which would become immediately vested upon the change in control. Under the terms of the Ellis Employment Agreement, he will no longer be eligible to receive the change in control completion bonus after December 31, 2008.

As a result, if Mr. Ellis's employment had been terminated without cause, or had he resigned for good reason, in connection with a change in control of the Company on December 31, 2007, he would have been entitled to a severance package valued at approximately $1,921,855.

Furthermore, in the event Mr. Ellis receives any benefits under the Ellis Employment Agreement as a result of a change in control of the Company, to the extent such benefits constitute "parachute payments" (as defined in Section 280G(b)(2) of the Internal Revenue Code) and such parachute payments are greater than 110% of three times Mr. Ellis's "base amount" (as defined in Section 280G(b)(3) of the Internal Revenue Code), Mr. Ellis also is entitled to a lump sum cash payment in an amount equal to any excise tax payable pursuant to Section 4999 of the Internal Revenue Code (the "Ellis Tax Gross Up"). As a result, if there had been a change in control of the Company on December 31, 2007 and Mr. Ellis's employment had been terminated without cause, or he resigned for good reason, Mr. Ellis would have been entitled to a lump sum cash payment of $838,917 pursuant to the Ellis Tax Gross Up.

Mr. Ellis is subject to nondisclosure covenants and covenants regarding the non-solicitation of customers or employees during the term of the employment agreement and for two years thereafter.

Donna B. Cohen — Vice President & Corporate Controller

On March 29, 2007, Lodgian entered into an Executive Employment Agreement (the "Cohen Employment Agreement") with its Vice President and Corporate Controller, Donna B. Cohen.

The term of the Cohen Employment Agreement is indefinite. Ms. Cohen's base salary for 2007 was $175,000.

Ms. Cohen's employment agreement also contains severance benefits in the event of a termination without cause, a resignation for good reason (each as defined in the employment agreement), or because of her death or disability. These severance benefits are as follows: (1) a lump sum payment equal to 50% of Ms. Cohen's then current annual base salary; (2) reimbursement of Ms. Cohen's and her eligible dependents' COBRA premiums under the Company's major medical group health plan on a monthly basis for a period of six months; (3) a lump sum payment of $25,001; and (4) acceleration of any previously granted unvested equity awards. As a result, if Ms. Cohen's employment had been terminated due to death, disability, or without cause or for good reason, as defined in her employment agreement, on December 31, 2007, she would have been entitled to a severance package valued at approximately $163,468.

Change in Control Benefits

Ms. Cohen is entitled to an additional severance benefit if her employment is terminated without cause or she resigns for good reason within 60 days before or 365 days after a change in control of the Company. This additional severance benefit was added in light of the review of strategic alternatives to enhance stockholder value initiated in January 2007. In determining the amount of this severance benefit, our Compensation Committee reviewed available comparative industry data from Mercer Human Resource Consulting regarding the change in control provisions of executives within a selected peer group of companies. Our Compensation Committee determined that this additional severance benefit was necessary in order to provide Ms. Cohen with an additional incentive to stay with us through any potential change of control that may result from this review of strategic alternatives.

Ms. Cohen's change in control severance benefit includes (1) a lump sum payment of her current annual base salary; (2) payment of $50,002; (3) reimbursement of Ms. Cohen's and her eligible dependents' COBRA premiums under the Company's major medical group health plan on a monthly basis for a period of up to 12 months; and (4) acceleration of any previously granted unvested equity awards.

Whether or not Ms. Cohen's employment terminates in connection with a change in control of the Company, she is entitled to a change in control completion bonus should such an event occur. The completion bonus is a lump sum cash amount composed of 25% of her annual base salary plus $12,500.50. In addition, she would be entitled to receive 22,000 restricted shares of the Company's common stock, which would become immediately vested upon the change in control. Under the terms of the Cohen Employment Agreement, she will no longer be eligible to receive the change in control completion bonus after December 31, 2008.

As a result, if Ms. Cohen's employment had been terminated without cause, or she had resigned for good reason, in connection with a change in control of the Company on December 31, 2007, she would have been entitled to a severance package valued at approximately $579,940. Ms. Cohen is subject to nondisclosure covenants and covenants regarding the non-solicitation of customers or employees during the term of her employment agreement and for two years thereafter.

James R. McGrath — Vice President of Hotel Operations

On March 29, 2007, Lodgian entered into an Amended and Restated Separation Pay Agreement with James McGrath (the "McGrath Employment Agreement"). Mr. McGrath was not an executive officer of the Company at the time the McGrath Employment Agreement was executed. However, he became an executive officer of the Company by action of the board of directors on January 29, 2008.

The McGrath Employment Agreement is not for a fixed term. Mr. McGrath's base salary for 2007 was $220,000.

Mr. McGrath's employment agreement contains severance benefits in the event of a termination without cause, a resignation for good reason (each as defined in the employment agreement), or because of his death or disability. These severance benefits are as follows: (1) a lump sum payment equal to 50% of Mr. McGrath's then current annual base salary; (2) reimbursement of Mr. McGrath's and his eligible dependents' COBRA premiums under the Company's major medical group health plan on a monthly basis for a period of six months; (3) a lump sum payment of $37,501 and (4) acceleration of any previously granted unvested equity awards. As a result, if Mr. McGrath's employment had been terminated due to death, disability, or without cause or for good reason, as defined in his employment agreement, on December 31, 2007, he would have been entitled to a severance package valued at approximately $198,683.

Change in Control Benefits

Ms. McGrath is entitled to an additional severance benefit if his employment is terminated without cause or he resigns for good reason within 60 days before or 365 days after a change in control of the Company. This additional severance benefit was added in light of the review of strategic alternatives to enhance stockholder value initiated in January 2007. In determining the amount of this severance benefit, our Compensation Committee reviewed available comparative industry data from Mercer Human Resource Consulting regarding the change in control provisions of executives within a selected peer group of companies. Our Compensation Committee determined that this additional severance benefit was necessary in order to provide Mr. McGrath with an additional incentive to stay with us through any potential change of control that may result from this review of strategic alternatives.

Mr. McGrath's change in control severance benefit includes (1) a lump sum payment of his current annual base salary; (2) payment of $75,003; (3) reimbursement of Mr. McGrath's and his eligible dependents' COBRA premiums under the Company's major medical group health plan on a monthly basis for a period of up to 12 months; and (4) acceleration of any previously granted unvested equity awards.

Whether or not Mr. McGrath's employment terminates in connection with a change in control of the Company, he is entitled to a change in control completion bonus should such an event occur. The completion bonus is a lump sum cash amount composed of 25% of his annual base salary plus $18,750.75. In addition, he would be entitled to receive 27,200 restricted shares of the Company's common stock, which would become immediately vested upon the change in control. Under the terms of the McGrath Employment Agreement, he will no longer be eligible to receive the change in control completion bonus after December 31, 2008.

As a result, if Mr. McGrath's employment had been terminated without cause in connection with a change in control of the Company on December 31, 2007, he would have been entitled to a severance package valued at approximately $732,348. Mr. McGrath is subject to nondisclosure covenants and covenants regarding the non-solicitation of customers or employees during the term of his employment agreement and for two years thereafter.

Mark D. Linch — Former Senior Vice President of Capital Investment

On September 11, 2007, Lodgian and Mark Linch entered into a Separation Agreement and General Release (the "Linch Release Agreement") associated with Mr. Linch's termination of employment on August 24, 2007. Pursuant to the Linch Release Agreement, the Company made a lump sum payment to Mr. Linch of $150,001, plus payment of accrued but unused vacation. In addition, the Company paid Mr. Linch's COBRA premiums for a period of six months and accelerated the vesting of 4,667 restricted shares previously granted to Mr. Linch.

Securities Trading Policy

Our securities trading policy states that corporate office employees and directors may not purchase or sell (or enter into any hedging transactions with respect to) securities of the Company or of any other entity at a time when such employee or director is aware of any material, non-public information about the Company or such entity. All employees are also prohibited from disclosing any such material, non-public information to any other person, except on a need-to-know basis. Passing non-public information on to someone who may buy or sell securities is also prohibited. Furthermore, the employee or director must not permit any member of his or her immediate family or anyone acting on his or her behalf, or anyone to whom he or she has disclosed the information, to purchase or sell (or enter into any hedging transactions with respect to) such securities.

Moreover, each member of the board of directors, each executive officer and each employee working at the Company's headquarters is prohibited from buying or selling (or entering into any hedging transactions with respect to) the Company's securities (i) during the period from the last business day of the first, second, and third fiscal quarters through the second full trading day following the release of the Company's quarterly earnings for that quarter; (ii) during the period beginning forty-five days before the expected release of year-end earnings through the second full trading day following the release of the Company's year-end earnings; and (iii) just prior to and for twenty-four hours following any material press release issued by the Company.

In addition, all trades in the Company's securities by directors or executive officers must be reviewed by the Company's general counsel or chief financial officer.

The Company's securities trading policy does not apply to the exercise of stock options.

Award Adjustment Policy

We currently do not have any mechanism for adjusting or recovering awards that have been granted based on Company performance if the performance measures upon which such awards were based are subsequently restated or adjusted.

Limitation of Liability and Indemnification of Officers and Directors

Our certificate of incorporation and bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware law. We believe that the provisions in our certificate of incorporation and bylaws are necessary to attract and retain qualified persons as directors and officers.

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed the "Executive Compensation — Compensation Discussion and Analysis" section of this proxy statement, as required by Item 402(b) of Regulation S-K, with management. Based on its review and discussions with management regarding such section of this proxy statement, the Compensation Committee recommended to the board of directors that the "Executive Compensation — Compensation Discussion and Analysis" section be included in this proxy statement.

Submitted by,

Mark S. Oei, Chairman
Michael J. Grondahl
Stewart J. Brown

The foregoing report should not be deemed incorporated by reference by any general statement incorporating by reference this proxy statement into any filing under the Securities Act of 1933, as amended, or under the Securities Exchange Act of 1934, as amended, except to the extent that we specifically incorporate this information by reference, and shall not otherwise be deemed filed under such Acts.

SUMMARY COMPENSATION

The following table sets forth certain summary information concerning the total compensation for the years ended December 31, 2007 and December 31, 2006 earned by or paid to our chief executive officer, chief financial officer, our most highly compensated executive officers (other than our chief executive officer and our chief financial officer) who were serving as executive officers on December 31, 2007, and Mark D. Linch, our former Senior Vice President of Capital Investment, who was one of our three most highly compensated executive officers (other than our chief executive officer and our chief financial officer) during 2007, but was no longer an executive officer on December 31, 2007 (collectively, the "Named Executive Officers"). In addition, information is provided for James R. McGrath, our Vice President of Hotel Operations, who was named an executive officer of the Company on January 29, 2008.

Name and Principal Position	Year	Salary ($)	Bonus ($)(3)	Stock Awards ($)(4)	Option Awards ($)(5)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)(6)	Total ($)
Edward J. Rohling ..... President and Chief	2007	$590,164	$220,000	$270,913	—	—	—	$ 17,841	$1,098,918
Executive Officer	2006	$562,692	$330,000	$391,500	—	—	—	$ 19,813	$1,304,005
James A. MacLennan ... Executive Vice President and Chief	2007	$300,000	$120,000	$188,216	—	—	—	$ 14,162	$ 622,378
Financial Officer	2006	$230,577	$ 75,000	$124;153	—	—	—	$ 2,342	$ 432,072
Daniel E. Ellis .... Senior Vice President, General Counsel and	2007	$275,000	$120,000	$ 39,233	$ 70,292	—	—	$ 18,167	$ 522,692
Secretary	2006	$250,000	$ 75,000	$ 50,000	$124,984	—	—	$ 11,712	$ 511,696
Donna B. Cohen .... Vice President and	2007	$175,000	$ 45,000	$ 11,770	$ 7,529	—	—	$ 7,892	$ 247,121
Corporate Controller	2006	$149,183	$ 20,909	$ 5,000	$ 7,529	—	—	$ 9,687	$ 192,308
James R. McGrath ..... Vice President of Hotel	2007	$220,000	$ 90,000	$ 15,693	—	—	—	$ 9,879	$ 335,572
Operations(1)	2006	$ 64,178	$ 35,000	—	—	—	—	$ 3,326	$ 102,504
Mark D. Linch .... Senior Vice President of Capital	2007	$165,288	—	$ 66,426	—	—	—	$158,628	$ 400,465
Investment(2)	2006	$126,346	$ 40,000	$ 16,034	—	—	—	$ 2,038	$ 184,418

(1) Mr. McGrath worked for the Company as a consultant from April 26 to August 31, 2006. He became a full time employee of the Company on September 1, 2006. The salary referenced above for Mr. McGrath represents the wages earned by him during the period he was employed by the Company. Mr. McGrath was paid an additional $72,533 as a consultant for the Company during 2006.

(2) Mr. Linch's employment with the Company terminated on August 24, 2007. The amount referenced in the All Other Compensation column for Mr. Linch for 2007 is composed of a severance payment pursuant to Mr. Linch's employment agreement of $150,001 plus $8,627 of employer paid contributions for basic life insurance, medical, dental, long and short term disability premiums.

(3) 2007 cash bonus amounts are described in further detail as follows:

a. Mr. Rohling earned a minimum cash bonus of $220,000 for 2007. Please see the discussion in the "Executive Compensation — Compensation Discussion & Analysis" section of the proxy statement for a further discussion regarding the payment of this amount as a part of the Separation and Release Agreement entered into between the Company and Mr. Rohling in connection with his resignation as president and chief executive officer on January 29, 2008.

b. Mr. MacLennan received a discretionary cash bonus of $120,000 for his performance during 2007. This bonus was paid on January 28, 2008.

c. Mr. Ellis received a discretionary cash bonus of $120,000 for his performance during 2007. This bonus was paid on January 28, 2008.

d. Ms. Cohen received a discretionary cash bonus of $45,000 for her performance during 2007. This bonus was paid on January 28, 2008.

e. Mr. McGrath received a discretionary cash bonus of $90,000 for his performance during 2007. This bonus was paid on January 28, 2008.

(4) The values of all stock awards above are reported in accordance with FAS 123R and represent the actual compensation expense recognized during the relevant years for financial statement reporting purposes. 2006 and 2007 stock awards are described in further detail as follows:

a. Mr. Rohling was granted 75,000 restricted shares of Lodgian common stock on his date of hire, July 15, 2005, which were valued at $10.44 per share. These shares vested over two years and became fully vested on July 15, 2007. On January 26, 2007, Mr. Rohling was granted an additional 15,000 shares of restricted Lodgian stock, which was valued at $12.84 per share, the closing price of Lodgian's common stock on the date of grant. These shares were originally scheduled to vest equally over three years beginning on January 26, 2008. However, please see the discussion in the "Executive Compensation — Compensation Discussion & Analysis" section of the proxy statement for further information regarding the acceleration of the vesting of these shares as a part of the Separation and Release Agreement entered into between the Company and Mr. Rohling in connection with his resignation as president and chief executive officer on January 29, 2008.

b. Mr. MacLennan was granted 35,000 restricted shares of Lodgian common stock on his date of hire, March 1, 2006, which were valued at $12.77 per share. These shares vest equally over three years beginning on March 1, 2007. On January 26, 2007, Mr. MacLennan was granted an additional 10,000 shares of restricted Lodgian stock, which were valued at $12.84 per share. These shares vest equally over three years beginning on January 26, 2008.

c. Mr. Ellis was granted 3,881 restricted shares of Lodgian common stock on January 31, 2006, which were valued at $12.88 per share. These shares vested immediately, but Mr. Ellis was prohibited from selling these shares for a period of one year. On January 26, 2007, Mr. Ellis was granted an additional 10,000 shares of restricted Lodgian stock, which were valued at $12.84 per share. These shares vest equally over three years beginning on January 26, 2008.

d. Ms. Cohen was granted 388 restricted shares of Lodgian common stock on January 31, 2006, which were valued at $12.88 per share. These shares vested immediately, but Ms. Cohen was prohibited from selling these shares for a period of one year. On January 26, 2007, Ms. Cohen was granted an additional 3,000 shares of restricted Lodgian stock, which were valued at $12.84 per share. These shares vest equally over three years beginning on January 26, 2008.

e. On January 26, 2007, Mr. McGrath was granted 4,000 shares of restricted Lodgian common stock, which were valued at $12.84 per share. These shares vest equally over three years beginning on January 26, 2008.

f. Mr. Linch was granted 7,000 shares of restricted Lodgian common stock on his date of hire, June 8, 2006, which were valued at $11.78 per share. These shares would have vested equally over three years beginning on June 8, 2007. However, Mr. Linch's employment with the Company terminated on August 24, 2007, and his remaining unvested shares were accelerated in accordance with the terms of his employment agreement.

(5) The value of option awards reported above for Mr. Ellis and Ms. Cohen represent the related stock compensation expense recorded by Lodgian in 2006 and 2007 in accordance with FAS 123R for options awarded during the calendar years 2004 and 2005. The Company calculates option expense based upon

the Black-Shoals-Merton model. See Footnotes 1 and 2 of the Company's financial statements contained in its Form 10-K for 2007 for a discussion of the assumptions used in the valuation of these options.

(6) "All Other Compensation" includes employer contributions for basic life insurance, medical, dental, long and short term disability premiums paid by the Company on the employees' behalf as well as 401(k) matching contributions paid by the Company, where applicable.

GRANTS OF PLAN-BASED AWARDS

The following table sets forth certain information with respect to grants of plan-based awards for the year ended December 31, 2007 to the Named Executive Officers and Mr. McGrath.

		Actual Future Payouts Under Non-Equity Incentive Plan Awards			Actual Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units	All Other Option Awards: Number of Securities Underlying Options	Exercise or Base Price of Option Awards	Grant Date Fair Value of Stock and Option Awards (FAS 123R)
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	(#)	(#)	($/Sh)	
Edward J. Rohling(1)	1/26/2007	—	$220,000	—	—	—	—	15,000	—	—	192,600
James A. MacLennan(2) . .	1/26/2007	—	—	—	—	—	—	10,000	—	—	128,400
Daniel E. Ellis(3) . .	1/26/2007	—	—	—	—	—	—	10,000	—	—	128,400
Donna B. Cohen(4)	1/26/2007	—	—	—	—	—	—	3,000	—	—	38,520
James R. McGrath(5)	1/26/2007	—	—	—	—	—	—	4,000	—	—	51,360
Mark D. Linch	—	—	—	—	—	—	—	—	—	—	—

(1) Pursuant to his employment agreement, Mr. Rohling earned a minimum cash bonus for 2007 of $220,000. On January 26, 2007, Mr. Rohling was also awarded 15,000 shares of restricted stock as part of his performance bonus award for 2006. Please see the discussion in the "Executive Compensation — Compensation Discussion & Analysis" section of the proxy statement for a further discussion regarding the payment of the $220,000 cash bonus and the acceleration of the 15,000 shares of restricted stock as a part of the Separation and Release Agreement entered into between the Company and Mr. Rohling in connection with his resignation as president and chief executive officer on January 29, 2008.

(2) Mr. MacLennan was granted 10,000 shares of restricted stock on January 26, 2007 as part of his performance bonus award for 2006. These shares vest in three annual installments beginning on January 26, 2008. Mr. MacLennan is entitled to vote and receive dividends, if issued, on these shares. With regard to the shares that vested on January 26, 2008, Mr. MacLennan elected to have a sufficient number of shares withheld by the Company to cover withholding taxes. Accordingly, the Company issued Mr. MacLennan 2,251 shares on January 26, 2008 and withheld 1,082 shares to cover withholding taxes. The full grant date fair value of the award was determined by multiplying the number of shares granted by the closing price of the Company's common stock on the date of grant, which was $12.84 per share.

(3) Mr. Ellis was granted 10,000 shares of restricted stock on January 26, 2007 as part of his performance bonus award for 2006. These shares vest in three annual installments beginning on January 26, 2008. Mr. Ellis is entitled to vote and receive dividends, if issued, on these shares. With regard to the shares that vested on January 26, 2008, Mr. Ellis elected to have a sufficient number of shares withheld by the Company to cover withholding taxes. Accordingly, the Company issued Mr. Ellis 2,251 shares on January 26, 2008 and withheld 1,082 shares to cover withholding taxes. The full grant date fair value of the award was determined by multiplying the number of shares granted by the closing price of the Company's common stock on the date of grant, which was $12.84 per share.

(4) Ms. Cohen was granted 3,000 shares of restricted stock on January 26, 2007 as part of her performance bonus award for 2006. These shares vest in three annual installments beginning on January 26, 2008. Ms. Cohen is entitled to vote and receive dividends, if issued, on these shares. With regard to the shares

that vested on January 26, 2008, Ms. Cohen elected to have a sufficient number of shares withheld by the Company to cover withholding taxes. Accordingly, the Company issued Ms. Cohen 613 shares on January 26, 2008 and withheld 387 shares to cover withholding taxes. The full grant date fair value of the award was determined by multiplying the number of shares granted by the closing price of the Company's common stock on the date of grant, which was $12.84 per share.

(5) Mr. McGrath was granted 4,000 shares of restricted stock on January 26, 2007 as part of his performance bonus award for 2006. These shares vest in three annual installments beginning on January 26, 2008. Mr. McGrath is entitled to vote and receive dividends, if issued, on these shares. With regard to the shares that vested on January 26, 2008, Mr. McGrath elected to have a sufficient number of shares withheld by the Company to cover withholding taxes. Accordingly, the Company issued Mr. McGrath 980 shares on January 26, 2008 and withheld 353 shares to cover withholding taxes. The full grant date fair value of the award was determined by multiplying the number of shares granted by the closing price of the Company's common stock on the date of grant, which was $12.84 per share.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

The following table sets forth certain information with respect to outstanding equity awards at December 31, 2007 with respect to the Named Executive Officers and Mr. McGrath.

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards; Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards; Number of Unearned Shares, Units or Other Rights That Have Not Vested ($)	Equity Incentive Plan Awards; Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Edward J. Rohling(1)	—	—	—	—	—	15,000	$168,900	—	—
James A. MacLennan(2)	—	—	—	—	—	33,334	$375,341	—	—
Daniel E. Ellis(3)	8,333	—	—	$15.21	9/5/2013	10,000	$112,600	—	—
	27,500	—	—	$10.52	6/25/2014	—	—	—	—
	18,333	9,167	—	$ 9.05	5/9/2015	—	—	—	—
Donna B. Cohen(4)	3,333	1,667	—	$10.31	9/26/2015	3,000	$ 33,780	—	—
James R. McGrath(5)	—	—	—	—	—	4,000	$ 45,040	—	—
Mark D. Linch(6)	—	—	—	—	—	—	—	—	—

(1) Mr. Rohling was granted 15,000 shares of restricted stock on January 26, 2007. These shares were scheduled to vest in three equal annual installments beginning on January 26, 2008. Please see the discussion in the "Executive Compensation — Compensation Discussion & Analysis" section of the proxy statement for a further discussion regarding the acceleration of the vesting of these shares as a part of the Separation and Release Agreement entered into between the Company and Mr. Rohling in connection with his resignation as president and chief executive officer on January 29, 2008. The market value of the shares was derived by multiplying the number of shares by the closing price of the Company's common stock on the last day of trading for 2007, which was $11.26 per share.

(2) On January 26, 2007, Mr. MacLennan was granted 10,000 shares of restricted stock. These shares vest equally over three years beginning on January 26, 2008. The remaining 23,334 unvested shares relate to the signing bonus of 35,000 granted to Mr. Rohling upon his hiring on March 1, 2006. One-third of these shares vested on March 1, 2007. The market value of the shares was derived by multiplying the number of shares by the closing price of the Company's common stock on the last day of trading for 2007, which was $11.26 per share.

(3) Mr. Ellis is fully vested in 8,333 options that were granted on September 5, 2003. These options have an exercise price of $15.21 per share, which was above the closing price of the Company's common stock at the end of the 2007 fiscal year. Mr. Ellis was granted 27,500 options on June 25, 2004 with an exercise price of $10.52. Mr. Ellis is also fully vested in these options. Mr. Ellis was also granted 27,500 options with an exercise price of $9.05 on May 9, 2005. 18,333 of these options are fully vested and the balance of these options will vest on May 9, 2008. On January 26, 2007, Mr. Ellis was granted 10,000 shares of restricted stock. These shares vest equally over three years beginning on January 26, 2008. The market value of the shares was derived by multiplying the number of shares by the closing price of the Company's common stock on the last day of trading for 2007, which was $11.26 per share.

(4) On September 26, 2005, Ms. Cohen was granted 5,000 options to acquire the Company's common stock. The options have an exercise price of $10.31 per share and vest in equal annual installments over three years beginning on September 26, 2006. Mr. Cohen is currently vested in 3,333 of those options and will vest in the remaining 1,667 options on September 26, 2008. On January 26, 2007, Ms. Cohen was granted 3,000 shares of restricted stock. These shares vest equally over three years beginning on January 26, 2008. The market value of the shares was derived by multiplying the number of shares by the closing price of the Company's common stock on the last day of trading for 2007, which was $11.26 per share.

(5) On January 26, 2007, Mr. McGrath was granted 4,000 shares of restricted stock. These shares vest equally over three years beginning on January 26, 2008. The market value of the shares was derived by multiplying the number of shares by the closing price of the Company's common stock on the last day of trading for 2007, which was $11.26 per share.

(6) Mr. Linch's employment terminated with the Company on August 24, 2007. He was not granted any stock-based compensation during 2007.

OPTION EXERCISES AND STOCK VESTED

The following table sets forth certain information with respect to option exercises and stock vesting that occurred during the fiscal year ended December 31, 2007 with respect to the Named Executive Officers and Mr. McGrath.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Edward J. Rohling(1)	—	—	37,500	$571,125
James A. MacLennan(2)	—	—	11,666	$153,641
Daniel E. Ellis	—	—	—	—
Donna B. Cohen	—	—	—	—
James R. McGrath	—	—	—	—
Mark D. Linch(3)	—	—	7,000	$ 90,019

(1) Mr. Rohling was granted 75,000 shares of restricted stock upon his hiring on July 15, 2005. These shares vested over two years commencing on July 15, 2006. The shares referenced above represent the balance of the shares that vested on July 15, 2007. The closing price of the shares on July 16, 2007, the first business day after the shares vested, was $15.23 per share. The shares referenced above do not include 5,000 shares of restricted stock that vested on January 26, 2008 and 10,000 shares of restricted stock that vested pursuant to the Separation and Release agreement entered into between the Company and Mr. Rohling on January 29, 2008.

(2) Mr. MacLennan was granted 35,000 shares of restricted stock upon his hiring on March 1, 2006. These shares vest over three years commencing on March 1, 2007. The shares referenced above represent the initial vesting of one-third of the 35,000 shares. The closing price of the shares on the vesting date, March 1, 2007, was $13.17 per share.

(3) Mr. Linch was granted 7,000 shares of restricted stock upon his hiring on June 8, 2006. These shares vest over three years commencing on June 8, 2007. Mr. Linch vested in one-third of the original grant on

June 8, 2007. Mr. Linch's employment with the Company ended on August 24, 2007. Pursuant to the terms of Mr. Linch's employment agreement, the balance of the restricted shares vested immediately upon the termination of his employment. The value realized on vesting of $90,019 was calculated by multiplying the number of shares that vested on June 8, 2007 (2,333 shares) by the closing price of the Company's common stock on that date, which was $14.90 per share, plus the balance of the shares that vested on August 24, 2007 (4,667 shares) times the closing price of the shares on that date, which was $11.84 per share.

DIRECTOR COMPENSATION

The following table sets forth certain information with respect to our non-employee director compensation during the fiscal year ended December 31, 2007.

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)(2)	Option Awards ($)(3)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation	Total ($)
Russel S. Bernard(4)	$ 3,100	$ 51,800	—	—	—	—	$ 54,900
Sean F. Armstrong(5)	$13,600	$ 77,700	—	—	—	—	$ 91,300
Stewart J. Brown	$47,500	$ 39,569	$12,780	—	—	—	$ 99,849
Peter T. Cyrus	$31,000	—	—	—	—	—	$ 31,000
Paul J. Garity	$27,000	—	—	—	—	—	$ 27,000
Stephen P. Grathwohl	$42,000	$ 31,656	$12,780	—	—	—	$ 86,436
Michael J. Grondahl	$29,000	—	—	—	—	—	$ 29,000
Sheryl E. Kimes(6)	$30,000	$ 51,800	$ 9,336	—	—	—	$ 91,136
Alex R. Lieblong	$39,500	$ 15,828	—	—	—	—	$ 55,328
Kevin C. McTavish(7)	$31,500	$129,500	$15,218	—	—	—	$176,218
Mark S. Oei	$15,100	—	—	—	—	—	$ 15,100

(1) All directors receive the same quarterly retainer of $6,000. Variances in fees earned or paid in cash are a result of the date the individual became a director, committee participation and meeting attendance. For additional information regarding the compensation of the Company's directors, please see the "Proposal 1 — Election of Directors — Director Compensation" section, above.

(2) On January 30, 2007, the Company's board of directors approved the issuance of shares of restricted stock to each non-employee director of the Company. For additional information regarding this issuance of this restricted stock, please see the "Proposal 1 — Election of Directors — Director Compensation" section, above.

(3) The value of option awards reported above for Mr. Grathwohl and Mr. Brown represent the related stock compensation expense recorded by Lodgian in 2007 in accordance with FAS 123R for options awarded during the calendar years 2004 and 2005.

(4) Mr. Bernard did not stand for reelection at the Company's annual meeting of stockholders in April 2007. The amount referenced in the Stock Awards column for Mr. Bernard represents the expense associated with the accelerated vesting of 4,000 shares of restricted stock that were granted to Mr. Bernard on February 12, 2007.

(5) Mr. Armstrong did not stand for reelection at the Company's annual meeting in April 2007. The amount referenced in the Stock Award column for Mr. Armstrong represents the expense associated with the accelerated vesting of 6,000 shares of restricted stock that were granted to Mr. Armstrong on February 12, 2007.

(6) Ms. Kimes resigned from the board on December 1, 2007. The amounts referenced in the Stock Awards and Option Awards columns for Ms. Kimes represent the expense associated with the accelerated vesting of 4,000 shares of restricted stock that were granted to Ms. Kimes on February 12, 2007 and 1,667 previously unvested stock options originally granted in 2005.

(7) Mr. McTavish resigned from the board on August 8, 2007. The amounts referenced in the Stock Awards and Option Awards column for Mr. McTavish represent the expense associated with the accelerated vesting of 10,000 shares of restricted stock that were granted to Mr. McTavish on February 12, 2007 and 1,667 previously unvested stock options originally granted in 2005.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee of the board of directors is comprised of three independent directors and operates under a written charter.

Management is responsible for our internal controls and financial reporting process. Our independent auditors are responsible for performing an independent audit of our financial statements in accordance with accounting standards generally accepted in the United States and to issue a report thereon. The Audit Committee has general responsibility for oversight of the accounting and financial processes of Lodgian and its subsidiaries, including oversight of the integrity of our financial statements, compliance with legal and regulatory requirements, the qualification and independence of our auditors and the performance of our internal audit function and independent auditors.

In this context, the Audit Committee has met and held discussions with management and our independent auditors. Management reported to the Audit Committee that our consolidated financial statements for the 2007 fiscal year were prepared in accordance with accounting principles generally accepted in the United States, and the Audit Committee has reviewed and discussed these consolidated financial statements with management and our independent auditors. The Audit Committee discussed with the independent auditors the matters required to be discussed by Statement on Auditing Standards No. 61 *Communications with Audit Committee,* as amended.

Our independent auditors also provided to the Audit Committee the written disclosures and the letter required by Independence Standards No. 1 *Independence Discussions with Audit Committees* and the Audit Committee discussed with the independent auditors their firm's independence. The Audit Committee considered whether the provision of services by the independent auditors, other than audit services, is compatible with maintaining the independent auditors' independence and compliance with applicable laws and regulations as well as the rules of AMEX.

Based on the Audit Committee's review and discussions referred to above, the Audit Committee recommended that the board of directors include our audited consolidated financial statements in our Annual Report on Form 10-K for the year ended December 31, 2007 and that they be filed with the Securities and Exchange Commission. The Audit Committee also has recommended the selection of Deloitte & Touche LLP as our independent auditors.

Submitted by,

Stephen P. Grathwohl, Chairman
Stewart J. Brown
Michael J. Grondahl

The foregoing report should not be deemed incorporated by reference by any general statement incorporating by reference this proxy statement into any filing under the Securities Act of 1933, as amended, or under the Securities Exchange Act of 1934, as amended, except to the extent that we specifically incorporate this information by reference, and shall not otherwise be deemed filed under such Acts.

TRANSACTIONS WITH RELATED PERSONS, PROMOTERS AND CERTAIN CONTROL PERSONS

Lodgian did not enter into any related party transactions during 2007.

Our Policy on Business Ethics addresses any conflicts of interests on the part of any employees or directors that might cast doubt on an employee's or director's ability to act objectively. In addition to setting guidelines, the Policy on Business Ethics provides that each potential conflict of interest will be reviewed and the final decision as to the existence of a conflict made by our chief executive officer. Further, all related party transactions involving our directors or executive officers are reviewed by the Audit Committee, in accordance with the AMEX corporate governance rules.

In addition, on January 30, 2007, our board of directors adopted a written statement of policy with respect to related party transactions that governs transactions between the Company and (i) a senior officer or director of the Company, (ii) a stockholder owning in excess of 5% of the Company, (iii) a person who is an immediate family member of a senior official or director, or (iv) an entity which is owned or controlled by someone listed in clauses (i), (ii) or (iii) above, or an entity in which someone listed in clauses (i), (ii), or (iii) above has a substantial ownership interest or control of such entity. Under this statement of policy, (i) the Audit Committee must approve or ratify a related party transaction and must determine that the transaction is on terms comparable to those that could be obtained in arm's length dealings with an unrelated third party, (ii) the related party transaction must be approved by the disinterested members of the board of directors, and (iii) if the related party transaction involves compensation, it must be approved by the Compensation Committee. The statement of policy also provides that, where a significant opportunity is presented to the Company's management or a member of the board of directors that may equally be available to the Company, before such opportunity may be consummated, such opportunity must be presented to the board of directors for consideration.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our directors, executive officers and 10% stockholders to file reports of ownership and reports of changes in ownership of the common stock and other equity securities with the Securities and Exchange Commission. Directors, executive officers and 10% stockholders are required to furnish us with copies of all Section 16(a) forms they file. Based on a review of the copies of such reports furnished to us, we believe that during 2007, all applicable directors, executive officers and 10% stockholders filed all required Section 16(a) forms on a timely basis, except for James A. MacLennan, who did not file a timely Form 4 relating to the disposition of 3,785 shares to the Company on March 1, 2007, in order to satisfy tax withholding obligations associated with the vesting of certain shares of restricted stock. Mr. MacLennan filed a Form 4 related to this transaction on March 7, 2007.

PROPOSAL 2
THE RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS

Subject to stockholder approval, the Audit Committee of the board of directors has appointed the firm of Deloitte & Touche LLP, independent registered public accountants, to be Lodgian's independent certified public auditors for the fiscal year ending December 31, 2008. Deloitte & Touche LLP also served as Lodgian's independent certified public auditors for each of the fiscal years ended December 31, 2002 through 2007. Representatives of Deloitte & Touche LLP are expected to be present at the meeting, will have the opportunity to make a statement if they desire to do so and will be available to respond to appropriate questions from stockholders.

Audit Fees

The aggregate fees billed or expected to be billed by Deloitte & Touche LLP for professional services rendered for the audit of our annual financial statements for the fiscal years ended December 31, 2006 and 2007 and for the reviews of our financial statements included in our Quarterly Reports on Form 10-Q for the respective years total $1,360,025 and $1,216,740, respectively.

Audit-Related Fees

Deloitte & Touche LLP provided other audit-related services for assurance and related services during the fiscal years ended December 31, 2006 and 2007. The aggregate fees billed or expected to be billed for these services total $170,000 and $125,000, respectively.

Tax Fees

During the fiscal years ended December 31, 2006 and 2007, Deloitte & Touche LLP also provided services related to sales, use and property tax compliance. The aggregate fees for these services totaled $348,413 and $105,001, respectively.

All Other Fees

There were no other fees billed by Deloitte & Touche LLP for other services for 2006 and 2007.

Audit Committee Approval

All fees paid to Deloitte & Touche LLP in 2007 and all services performed were approved by the Audit Committee in accordance with the Audit Committee's Charter.

Consideration of Non-Audit Services Provided by the Independent Auditors

The Audit Committee has pre-approved authority for all non-audit services provided by our independent auditors, but only to the extent that the non-audit services are not prohibited under applicable law and the

Audit Committee reasonably determines that the non-audit services do not impair the independence of the independent auditors.

Vote Required and Board Recommendation

Approval of the ratification of the appointment of our independent auditors will require the affirmative vote of a majority of the total number of shares of common stock represented in person or by proxy at the annual meeting and entitled to vote.

The board of directors recommends that the stockholders vote FOR ratification of the appointment of Deloitte & Touche LLP as Lodgian's independent auditors for the year ending December 31, 2008.

OTHER BUSINESS

The board of directors does not intend to bring any other business before the meeting, and, as far as is known by the board, no matters are to be brought before the meeting except as disclosed in the Notice of Annual Meeting of Stockholders. However, as to any other business which may properly come before the meeting, it is intended that the proxies, in the form enclosed, will be voted in respect thereof in accordance with the judgment of the persons voting such proxies.

ANNUAL REPORT AND FINANCIAL STATEMENTS

A copy of Lodgian's 2007 Annual Report to Stockholders, including audited financial statements, was mailed to all of our stockholders, along with this proxy statement. The Annual Report to Stockholders, however, is not part of the proxy soliciting material. ADDITIONAL COPIES OF THE ANNUAL REPORT TO STOCKHOLDERS AND COPIES OF OUR ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007, AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, WITHOUT EXHIBITS, ARE AVAILABLE UPON REQUEST, WITHOUT CHARGE, FROM LODGIAN OR ARE AVAILABLE ON THE COMPANY'S WEBSITE, WWW.LODGIAN.COM. ANY REQUESTS FOR COPIES SHOULD BE DIRECTED TO LODGIAN, INC., 3445 PEACHTREE ROAD, N.E., SUITE 700, ATLANTA, GEORGIA 30326. ATTENTION: INVESTOR RELATIONS DEPARTMENT.

SOLICITATION OF PROXIES

The proxy accompanying this proxy statement is solicited by the Lodgian board of directors. Proxies may be solicited by officers, directors and regular supervisory and executive employees of Lodgian, none of whom will receive any additional compensation for their services. Such solicitations may be made personally, or by mail, facsimile, telephone, telegraph or messenger. Lodgian may reimburse brokers and other persons holding shares in their names or in the name of nominees for expenses in sending proxy materials to beneficial owners and obtaining proxies from such owners.

STOCKHOLDERS' PROPOSALS FOR NEXT ANNUAL MEETING

Rules of the Securities and Exchange Commission require that we receive any proposal by a stockholder of Lodgian for consideration at the 2009 annual meeting of stockholders no later than November 24, 2008 to be eligible for inclusion in our proxy materials for the 2009 annual meeting. Under such rules, we are not required to include stockholder proposals in our proxy materials unless certain other conditions specified in the rules are met.

In addition, our Amended and Restated Bylaws have an advance notice procedure for stockholders to bring business before an annual meeting of stockholders. The advance notice procedure requires that a stockholder interested in presenting a proposal for action at the 2009 annual meeting of stockholders must deliver a written notice of the proposal, together with specific information relating to such stockholder's stock ownership and identity, to our corporate secretary not earlier than January 23, 2009, nor later than

February 23, 2009. However, in the event that the annual meeting is called for a date that is not within 30 days before or after the anniversary date of the immediately preceding annual meeting of stockholders, notice by the stockholder, in order to be timely, must be received not later than the close of business on the tenth day following the day on which such notice of the date of the annual meeting was mailed or the public disclosure of the date of the annual meeting was made, whichever occurs first.

By order of the Board of Directors,



Daniel E. Ellis
Senior Vice President, General Counsel and Secretary

March 17, 2008
Atlanta, Georgia



LODGIAN

March 17, 2008

To Our Stockholders:

In early 2007, Lodgian retained investment bankers to initiate a review of strategic alternatives to enhance shareholder value. The board of directors reviewed a number of options and engaged in active negotiations with a number of entities.

During this process, the credit markets tightened significantly, due to difficulties in sub-prime lending. Concerns about a slowing economy created further stress in the capital markets, which made the environment for conducting transactions quite difficult. As a result, the board suspended all negotiations with other parties in late 2007, but remains committed to maximizing shareholder value.

Given the current economic and credit conditions, the board determined that the company's best course of action is to focus on what it does best: owning and operating hotels. This will yield higher returns from operations in the short-term and further strengthen the company and provide it with greater flexibility to respond to opportunities when the capital markets and economic conditions improve.

As part of this process we thoroughly re-examined our portfolio of 43 core hotels, excluding the Holiday Inn located in Marietta, Ga. that remains closed, and concluded that nine of those assets no longer met our long-term strategy. In early 2008, we began marketing those hotels for sale, leaving us with a core portfolio of 34 strategic hotel assets that we believe have long-term growth potential.

We began a program to review and refine our portfolio in late 2006. At that time, we identified 27 hotels that did not fit our strategy and have subsequently sold 25 of those properties for aggregate gross proceeds of $92.3 million. Net proceeds, after closing costs and debt paydown, of $82.9 million were used for capital expenditures, additional debt reduction, share repurchases and general corporate purposes.

Combined with the nine recently added hotels held for sale, the company currently is marketing a total of 11 hotels. We anticipate these hotels will generate approximately $94 million to $102 million in aggregate gross proceeds, with net proceeds after debt reduction and closing costs of $39 million to $47 million.

Our core portfolio consists of 23 higher quality, full-service hotels under such well regarded brands as Hilton, Marriott, Wyndham, Crowne Plaza, Four Points by Sheraton, Radisson and Holiday Inn. The portfolio also has 11 premium, limited-service properties, including such brands as Courtyard by Marriott, Residence Inns by Marriott, Holiday Inn Express, Springhill Suites by Marriott and Fairfield Inn by Marriott.

We plan to continue to upgrade our portfolio in 2008 with expected investments of between $40 million and $46 million to refurbish and reposition several hotels. Major projects include the completion of the Wyndham DFW and Four Points by Sheraton Philadelphia renovations/conversions and a major make-over at our Marriott Denver Airport. In addition, we intend to invest significant capital to upgrade


LODGIAN

our Hilton Fort Wayne, Ind., and our Holiday Inns at the BWI Airport and Inner Harbor in Maryland and on Hilton Head Island, S.C.

As a group, the hotels in our core portfolio are in good physical condition or are in the process of being upgraded, and they are generating enhanced operating results. For example, the 10 hotels that underwent major upgrades in 2005 and 2006 achieved a 9.2 percent increase in revenue per available room (RevPAR) in 2007 and gained a combined 4.4 percent market share improvement in their respective markets.

As we move into 2008, we will continue to focus on our margin improvement program. In the 2007 fourth quarter, our direct operating contribution for our 35 continuing operations hotels improved 150 basis points, increasing to 63.8 percent. Our emphasis in 2008 will be continued improvement to top-line revenues while reducing costs.

Over the past 12 months, we have installed a number of revenue enhancement and cost control programs and have seen success in both areas. One particularly successful program was our 2007 food and beverage initiative. After implementation of our new marketing concept, food and beverage revenues increased in 2007 by 10.6 percent for our 35 continuing operations hotels.

Revenues for our 35 continuing operations hotels improved 6.8 percent to $232.9 million in 2007. RevPAR for these hotels rose 5.6 percent for the full year. During the year, we had ongoing renovations at six hotels, resulting in displacement of more than 14,000 room nights and approximately $1.5 million in room revenues. Absent the effects of those displacements, RevPAR would have increased 8.2 percent. We believe this represents a more appropriate reflection of our current hotel operations.

At this time, the economic outlook for 2008 is somewhat cloudy. Should the economy worsen, Lodgian has a strong balance sheet to weather a difficult climate. At year-end 2007, the company had approximately $359 million in mortgage debt on 38 hotels. These assets are prudently leveraged with a net debt to total enterprise value at year-end 2007 of 51 percent. The weighted cost of this debt is an attractive 6.74 percent with no debt maturities requiring refinancing until July 2009.

Also at year-end 2007, we had $63 million in cash and restricted cash. Combined with our debt structure and the anticipated net proceeds from our hotel sales program, we have significant financial strength and flexibility to respond to both challenges and opportunities.

As part of the strategic alternatives review process, the board authorized in August 2007 the repurchase of up to $30 million of its common shares over a two-year period ending no later than August 22, 2009. Through March 1, 2008, the company has acquired 2.6 million shares for $28.7 million, at an average price of $10.91 per share since May 2006. This amount is approximately 10.7 percent of the company's common stock outstanding prior to our initial repurchase program, which began in May 2006. The company has the authority to purchase up to $5.9 million in additional common stock under the current program.

In August, Lodgian initiated a cost-reduction initiative that is expected to save between $4.0 million and $4.5 million annually. The restructuring included downsizing corporate office staff and consolidating its five operating regions into two.



LODGIAN

The result of all of the programs outlined above indicates the company is moving in the right direction. Adjusted EBITDA, which we believe is a key indicator of the company's performance, improved 10 percent to $53.6 million in 2007.

In January 2008, the board appointed me as interim president and CEO, following the resignation of former president and CEO, Ed Rohling. Ed did a fine job during his tenure with Lodgian, and we wish him well in his new endeavors.

Lodgian's 3,300 associates did an outstanding job in 2007 and remain firmly committed to improving guest satisfaction. The board and I thank them for their dedication and ability to respond quickly to our guest's needs.

We have a solid strategy in place and have developed a number of contingency scenarios to respond quickly to economic changes. We look forward to reporting on our success as the year progresses.

Peter Cyrus

Interim President and Chief Executive Officer

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2007

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file no. 1-14537

Lodgian, Inc.

(Exact name of registrant as specified in its charter)

Delaware	**52-2093696**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*
3445 Peachtree Road N.E., Suite 700 **Atlanta, GA**	**30326**
(Address of principal executive offices)	*(Zip Code)*

Registrant's telephone number, including area code:
(404) 364-9400

Securities registered pursuant to Section 12(b) of the Act

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, $.01 par value per share	American Stock Exchange

Securities registered pursuant to Section 12(g) of the Act

Title of Each Class

Class A warrants

Class B warrants

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (Section 229.405 of this chapter) is not contained herein and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☑ Non-accelerated filer ☐ Smaller reporting company ☐
(Do not check if a smaller reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12-b-2 of the Act). Yes ☐ No ☑

The aggregate market value of Common Stock, par value $.01 per share, held by non-affiliates of the registrant as of June 30, 2007, was $374,303,858 based on the closing price of $15.03 per share on the American Stock Exchange on such date. For purposes of this computation, all directors, executive officers and 10% shareholders are treated as affiliates of the registrant.

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☑ No ☐

The registrant had 22,553,516, shares of Common Stock, par value $.01, outstanding as of March 1, 2008.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the proxy statement for the 2008 Annual Meeting of Shareholders, to be filed with the Securities and Exchange Commission, are incorporated by reference in Part III of this Form 10-K.

LODGIAN, INC.
Form 10-K
For the Year Ended December 31, 2007

TABLE OF CONTENTS

PART I

Item 1. *Business*

When we use the terms Lodgian, "we," "our," and "us," we mean Lodgian, Inc. and its subsidiaries.

Our Company

We are one of the largest independent owners and operators of full-service hotels in the United States in terms of our number of guest rooms, as reported by Hotel Business in the 2008 Green Book published in December 2007. We are considered an independent owner and operator because we do not operate our hotels under our own name. We operate substantially all of our hotels under nationally recognized brands, such as "Crowne Plaza,", "Four Points by Sheraton", "Hilton," "Holiday Inn," "Marriott," and "Wyndham". As of March 1, 2008, we operated 46 hotels with an aggregate of 8,432 rooms, located in 24 states and Canada. Of the 46 hotels, 35 hotels, with an aggregate of 6,608 rooms, are held for use and the results of operations are classified in continuing operations, while 11 hotels, with an aggregate of 1,824 rooms, are held for sale and the results of operations of those hotels are classified in discontinued operations. Our portfolio of hotels, all of which we consolidate in our financial statements, consists of:

- 45 hotels that we wholly own and operate through subsidiaries; and
- one hotel that we operate in a joint venture in the form of a limited partnership, in which a Lodgian subsidiary serves as the general partner, has a 50% voting interest and exercises significant control.

Our hotels are primarily full-service properties that offer food and beverage services, meeting space and banquet facilities and compete in the midscale and upscale market segments of the lodging industry. Most of our hotels are under franchises obtained from nationally recognized hospitality franchisors. We operate 25 of our hotels under franchises obtained from InterContinental Hotels Group as franchisor of the Crowne Plaza, Holiday Inn, Holiday Inn Select and Holiday Inn Express brands. We operate 12 of our hotels under franchises from Marriott International as franchisor of the Marriott, Courtyard by Marriott, Fairfield Inn by Marriott, Residence Inn by Marriott, and SpringHill Suites by Marriott brands. We operate another 7 hotels under other nationally recognized brands and two hotels are non-branded. We believe that franchising under strong national brands affords us many benefits such as guest loyalty and market share premiums.

Our management consists of an experienced team of professionals with extensive lodging industry experience led by our Interim President and Chief Executive Officer, Peter T. Cyrus, who has over 30 years of experience in the lodging industry. In addition, our Vice President of Hotel Operations and our Vice President of Asset Management have been in the hospitality industry for over twenty years each.

Our Operations

Our operations team is responsible for the management of our properties. Our vice president of hotel operations is responsible for the supervision of our regional and general managers, who oversee the day-to-day operations of our hotels. Our corporate office is located in Atlanta, Georgia. The centralized management services provided by our corporate office include sales and marketing, purchasing, finance and accounting, information technology, capital investment, human resources, and legal services.

Our corporate finance and accounting team coordinates the financial and accounting functions of our business. These functions include internal audit, insurance, payroll and accounts payable processing, credit, tax, property accounting and financial reporting services. The corporate operations team oversees the budgeting and forecasting for our hotels and also identifies new systems and procedures to employ within our hotels to improve efficiency and profitability. The corporate capital investment team oversees the interior design and renovation of all our hotels. Each hotel's product quality and the refurbishment of existing properties are also managed from our corporate headquarters. The capital investment process includes scoping, budgeting, return on investment analysis, design, procurement, and construction. Capital investment projects are approved when management determines that the appropriate return on investment will be achieved, following thorough planning, diligence, and analysis. The corporate sales and marketing team coordinates the sales forces for our hotels, designs sales training programs, tracks future business under contract and identifies, employs and monitors marketing programs aimed at specific target markets. The legal team coordinates all contract reviews and provides the hotels with legal support as needed.

The information technology team maintains our computer systems, which provide real-time tracking of each hotel's daily occupancy, average daily rate ("ADR"), room, food, beverage and other revenues, revenue per available room ("RevPAR") and all hotel expenses. By having current information available, we are better able to respond to changes in each market by focusing sales efforts and we are able to make appropriate adjustments to control expenses and maximize profitability as new current information becomes available.

Creating cost and guest service efficiencies in each hotel is a top priority. Our centralized purchasing team is able to realize significant cost savings by securing volume pricing from our vendors.

The corporate human resources staff works closely with management and employees throughout the Company to ensure compliance with employment laws and related government filings, counsel management on employee relations and labor relations matters, design and administer benefit programs, and develop recruiting and retention strategies.

Corporate History

Lodgian, Inc. was formed as a new parent company in a merger of Servico, Inc. and Impac Hotel Group, LLC in December 1998. Servico was incorporated in Delaware in 1956 and was an owner and operator of hotels under a series of different entities. Impac was a private hotel ownership, management and development company organized in Georgia in 1997 through a reorganization of predecessor entities. After the effective date of the merger, our portfolio consisted of 142 hotels.

Between December 1998 and the end of 2001, a number of factors, including our heavy debt load, lack of available funds to maintain the quality of our hotels, a weakening U.S. economy, and the severe decline in travel in the aftermath of the terrorist attacks of September 11, 2001, combined to place adverse pressure on our cash flow and liquidity. As a result, on December 20, 2001, Lodgian and substantially all of our subsidiaries that owned hotels filed for voluntary reorganization under Chapter 11 of the Bankruptcy Code. At the time of the Chapter 11 filing, our portfolio consisted of 106 hotels. Following the effective date of our reorganization, we emerged from Chapter 11 with 97 hotels after eight of our hotels were conveyed to a lender in satisfaction of outstanding debt obligations and one hotel was returned to the lessor of a capital lease of the property. Of the 97 hotels, 78 hotels emerged from Chapter 11 on November 25, 2002, 18 hotels emerged from Chapter 11 on May 22, 2003 and one property never filed under Chapter 11. Effective November 22, 2002, the Company adopted fresh start reporting. As a result, all assets and liabilities were restated to reflect their estimated fair values at that time.

During 2003, we identified 19 hotels, one office building and three land parcels for sale as part of our portfolio improvement strategy and our efforts to reduce debt and interest costs. During 2003, we sold one hotel and the office building. During 2004, we sold 11 hotels and two land parcels. During 2005, we identified an additional five hotels for sale and sold eight hotels.

In the first 10 months of 2006, we identified 15 additional hotels for sale, and sold four hotels and one land parcel. We also surrendered two Holiday Inn hotels, located in Lawrence and Manhattan, KS, to a bond trustee pursuant to the settlement agreement entered into in August 2005. Further, a venture in which we own a minority interest and which owned the Holiday Inn City Center Columbus, OH transferred the hotel to the lender in full satisfaction of the outstanding mortgage debt on that property.

In November 2006, we announced a strategic initiative to reconfigure our hotel portfolio. In accordance with this initiative, we sold two hotels and identified 12 additional hotels for sale in November and December 2006. During 2007, we sold 23 hotels which had previously been identified for sale.

In December 2007, the Company announced that it had identified an additional 9 hotels to be sold. These hotels did not meet the held for sale criteria of Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", until January 2008. Accordingly, as of December 31, 2007, we owned 46 hotels, 2 of which were classified as held for sale and 44 of which were classified as held for use. As of March 1, 2008, we owned 46 hotels, 11 of which were held for sale and 35 of which were held for use.

Our business is conducted in one reportable segment, which is the hospitality segment. During 2007, we derived approximately 98% of our revenues from hotels located within the United States and the balance from our one hotel located in Windsor, Canada.

Franchise Affiliations

We operate substantially all of our hotels under nationally recognized brands. In addition to benefits in terms of guest loyalty and market share premiums, our hotels benefit from franchisors' central reservation systems, their global distribution systems and their brand Internet booking sites. Reservations made by means of these franchisor facilities generally accounted for approximately 38% of our total reservations in 2007.

We enter into franchise agreements, generally for terms of 10 to 20 years, with hotel franchisors. The franchise agreements typically authorize us to operate the hotel under the franchise name, at a specific location or within a specified area, and require that we operate the hotel in accordance with the standards specified by the franchisor. As part of our franchise agreements, we are generally required to pay a royalty fee, an advertising/marketing fee, a fee for the use of the franchisor's nationwide reservation system and certain other ancillary charges. Royalty fees range from 2.7% to 6.0% of gross room revenues, advertising/marketing fees range from 1.0% to 4.0%, reservation system fees range from 0.4% to 3.2%, and club and restaurant fees from 0.1% to 3.3%. In the aggregate, royalty fees, advertising/marketing fees, reservation fees and other ancillary fees for the various brands under which we operate our hotels range from 7.0% to 10.8% of gross room revenues. In 2007, franchise fees for our continuing operations were 9.5% of room revenues.

During the term of our franchise agreements, the franchisors may require us to upgrade facilities to comply with their current standards. Our current franchise agreements terminate at various times and have differing remaining terms. As franchise agreements expire, we may apply for franchise renewals. In connection with a renewal, a franchisor may require payment of a renewal fee, increased royalty and other recurring fees and substantial renovation of the facility, or the franchisor may elect at its sole discretion, not to renew the franchise.

When a hotel does not meet the terms of its franchise license agreement, a franchisor reserves the right to issue a notice of non-compliance to the franchisee. This notice of non-compliance provides the franchisee with a cure period which typically ranges from 3 to 24 months. At the end of the cure period, the franchisor will review the criteria for which the non-compliance notice was issued and either (1) cure the franchise agreement, returning to good standing, or (2) issue a notice of default and termination, giving the franchisee another opportunity to cure the non-compliant issue. At the end of the default and termination period, the franchisor will review the criteria for which the non-compliance notice was issued and either cure the default, issue an extension which will grant the franchisee additional time to cure, or terminate the franchise agreement. Termination of the franchise agreement could lead to a default and acceleration under one or more of our loan agreements, which would materially and adversely affect us. In the past, we have been able to cure most cases of non-compliance and most defaults within the cure periods. If we perform an economic analysis of a hotel and determine it is not economically justifiable to comply with a franchisor's requirements, we will select an alternative franchisor, operate the hotel without a franchise affiliation, or sell the hotel. Generally, under the terms of our loan agreements, we are not permitted to operate hotels without an approved franchise affiliation. See "Risk Factors — Risks Related to Our Business."

As of March 1, 2008, the Company has been or expects to be notified that it is not in compliance with some of the terms of six of its franchise agreements and is in default with respect to the agreement for two hotels, summarized as follows:

- Six hotels are in non-compliance or failure of the franchise agreements because of substandard guest satisfaction scores or failed operational reviews, but are being granted additional time to cure these low scores by the franchisors. If the Company does not achieve scores above the required thresholds by the designated dates, these hotels could be subject to subsequent default and termination notices on the franchise agreements. Two of these six hotels are held for sale as of March 1, 2008.

midscale with food and beverage, midscale without food and beverage and economy. We operate hotel brands in the following four chain scale segments:

- Upper Upscale (Hilton and Marriott);
- Upscale (Courtyard by Marriott, Crowne Plaza, Four Points by Sheraton, Radisson, Residence Inn by Marriott, SpringHill Suites by Marriott and Wyndham);
- Midscale with Food & Beverage (Holiday Inn, Holiday Inn Select); and
- Midscale without Food & Beverage (Fairfield Inn by Marriott and Holiday Inn Express);

We believe that our hotels and brands will perform competitively with the U.S. lodging industry as occupancy declines slightly and ADR continues to increase. RevPAR for our held for use hotels increased 5.2% in 2007 as compared to 5.7% for the industry as a whole. Excluding the three hotels that were under major renovation during 2007, RevPar for our held for use hotels increased 6.7% in 2007.

Properties

We own and manage our hotels. Accordingly, we retain responsibility for all aspects of the day-to-day management for each of our hotels. We establish and implement standards for hiring, training and supervising staff, creating and maintaining financial controls, complying with laws and regulations related to hotel operations, and providing for the repair and maintenance of the hotels. Because we own and manage our hotels, we are able to directly control our labor costs, we can negotiate purchasing arrangements without fees to third parties, and as an owner and operator, we are motivated to focus our results on bottom-line profit performance instead of solely on top-line revenue growth. Accordingly, we are focused on maximizing returns for our shareholders.

Portfolio

Our hotel portfolio, as of March 1, 2008, by franchisor, is set forth below:

	Room Count				Year of
Franchisor/Hotel Name	Held for Use	Held for Sale	Total	Location	Last Major Renovation or Construction
InterContinental Hotels Group PLC (IHG)					
Crowne Plaza Albany	384		384	Albany, NY	2001
Crowne Plaza Houston	294		294	Houston, TX	1999
Crowne Plaza Melbourne	270		270	Melbourne, FL	2006
Crowne Plaza Phoenix Airport	299		299	Phoenix, AZ	2004
Crowne Plaza Pittsburgh	193		193	Pittsburgh, PA	2001
Crowne Plaza Silver Spring	231		231	Silver Spring, MD	2005
Crowne Plaza West Palm Beach (50% owned)	219		219	West Palm Beach, FL	2005
Crowne Plaza Worcester		243	243	Worcester, MA	1996
Holiday Inn BWI Airport	260		260	Baltimore, MD	Planning and Diligence
Holiday Inn Cromwell Bridge		139	139	Cromwell Bridge, MD	2000
Holiday Inn East Hartford		130	130	East Hartford, CT	2000
Holiday Inn Frederick		158	158	Frederick, MD	2000
Holiday Inn Frisco		217	217	Frisco, CO	1997
Holiday Inn Glen Burnie North		127	127	Glen Burnie, MD	2000
Holiday Inn Hilton Head	202		202	Hilton Head, SC	2001
Holiday Inn Inner Harbor	375		375	Baltimore, MD	Planning and Diligence
Holiday Inn Marietta(1)	193		193	Marietta, GA	2003
Holiday Inn Meadowlands	138		138	Pittsburgh, PA	2005
Holiday Inn Monroeville	187		187	Monroeville, PA	2005

as held for use. As of March 1, 2008, we owned 46 hotels, 11 of which were held for sale and 35 of which were held for use.

Our business is conducted in one reportable segment, which is the hospitality segment. During 2007, we derived approximately 98% of our revenues from hotels located within the United States and the balance from our one hotel located in Windsor, Canada.

Franchise Affiliations

We operate substantially all of our hotels under nationally recognized brands. In addition to benefits in terms of guest loyalty and market share premiums, our hotels benefit from franchisors' central reservation systems, their global distribution systems and their brand Internet booking sites. Reservations made by means of these franchisor facilities generally accounted for approximately 38% of our total reservations in 2007.

We enter into franchise agreements, generally for terms of 10 to 20 years, with hotel franchisors. The franchise agreements typically authorize us to operate the hotel under the franchise name, at a specific location or within a specified area, and require that we operate the hotel in accordance with the standards specified by the franchisor. As part of our franchise agreements, we are generally required to pay a royalty fee, an advertising/marketing fee, a fee for the use of the franchisor's nationwide reservation system and certain other ancillary charges. Royalty fees range from 2.7% to 6.0% of gross room revenues, advertising/marketing fees range from 1.0% to 4.0%, reservation system fees range from 0.4% to 3.2%, and club and restaurant fees from 0.1% to 3.3%. In the aggregate, royalty fees, advertising/marketing fees, reservation fees and other ancillary fees for the various brands under which we operate our hotels range from 7.0% to 10.8% of gross room revenues. In 2007, franchise fees for our continuing operations were 9.5% of room revenues.

During the term of our franchise agreements, the franchisors may require us to upgrade facilities to comply with their current standards. Our current franchise agreements terminate at various times and have differing remaining terms. As franchise agreements expire, we may apply for franchise renewals. In connection with a renewal, a franchisor may require payment of a renewal fee, increased royalty and other recurring fees and substantial renovation of the facility, or the franchisor may elect at its sole discretion, not to renew the franchise.

When a hotel does not meet the terms of its franchise license agreement, a franchisor reserves the right to issue a notice of non-compliance to the franchisee. This notice of non-compliance provides the franchisee with a cure period which typically ranges from 3 to 24 months. At the end of the cure period, the franchisor will review the criteria for which the non-compliance notice was issued and either (1) cure the franchise agreement, returning to good standing, or (2) issue a notice of default and termination, giving the franchisee another opportunity to cure the non-compliant issue. At the end of the default and termination period, the franchisor will review the criteria for which the non-compliance notice was issued and either cure the default, issue an extension which will grant the franchisee additional time to cure, or terminate the franchise agreement. Termination of the franchise agreement could lead to a default and acceleration under one or more of our loan agreements, which would materially and adversely affect us. In the past, we have been able to cure most cases of non-compliance and most defaults within the cure periods. If we perform an economic analysis of a hotel and determine it is not economically justifiable to comply with a franchisor's requirements, we will select an alternative franchisor, operate the hotel without a franchise affiliation, or sell the hotel. Generally, under the terms of our loan agreements, we are not permitted to operate hotels without an approved franchise affiliation. See "Risk Factors — Risks Related to Our Business."

As of March 1, 2008, the Company has been or expects to be notified that it is not in compliance with some of the terms of six of its franchise agreements and is in default with respect to the agreement for two hotels, summarized as follows:

- Six hotels are in non-compliance or failure of the franchise agreements because of substandard guest satisfaction scores or failed operational reviews, but are being granted additional time to cure these low scores by the franchisors. If the Company does not achieve scores above the required thresholds by the designated dates, these hotels could be subject to subsequent default and termination notices on the franchise agreements. Two of these six hotels are held for sale as of March 1, 2008.

- One hotel is in default of the franchise agreement for failure to complete a Property Improvement Plan. If the Company does not cure the default by June 30, 2008, the hotel's franchise agreement could be terminated by the franchisor. However, the Company has met with the franchisor and is planning capital improvements to improve guest satisfaction for which the franchisor is expected to extend the default cure period. This hotel is held for sale as of March 1, 2008.
- One hotel is in default because of substandard guest satisfaction scores. However, the franchisor has granted a six-month extension, following the completion of major guest room renovations.

The corporate operations team, as well as each property's general manager and associates, have focused their efforts to cure each of these instances of non-compliance or default through enhanced service, increased cleanliness, and product improvements by the required cure dates.

The Company believes that it will cure the non-compliance and defaults for which the franchisors have given notice on or before the applicable termination dates, but the Company cannot provide assurance that it will be able to complete the action plans (which are estimated to cost approximately $4.6 million for the capital improvements portion of the action plans) to cure the alleged instances of noncompliance and default prior to the specified termination dates or be granted additional time in which to cure any defaults or noncompliance. If a franchise agreement is terminated, the Company will select an alternative franchisor, operate the hotel independently of any franchisor or sell the hotel. However, terminating or changing the franchise affiliation of a hotel could require the Company to incur significant costs, including franchise termination payments and capital expenditures, and in certain circumstances could lead to acceleration of parts of indebtedness. This could adversely affect the Company.

Also, our loan agreements generally prohibit a hotel from operating without a national franchise affiliation, and the loss of such an affiliation could trigger a default under one or more such agreements. Six of the eight hotels that are in default or non-compliance under their respective franchise agreements are part of the collateral security for an aggregate of $300.8 million of mortgage debt as of March 1, 2008.

Sales and Marketing

We have developed a unique sales and marketing culture that is focused on revenue generation and long term profitability. We developed several key components that we believe set us apart from a typical brand or independent management approach.

The hotel sales effort is supported by a core of seasoned hotel sales veterans. The Regional Directors of Sales are strategically aligned and assigned to support property-level sales and company wide revenue generation. These efforts include direct sales as well as support and direction to the property sales teams. Every hotel sales associate is armed with sales training administered by each hotel's respective brand. The Regional Directors of Sales are able to further leverage the global brand initiatives but more importantly Company-specific initiatives, customized for each hotel's needs. This structure provides a distinct advantage as the hotels proactively adjust the hotel specific marketing plans and business strategies as market conditions change.

In collaboration with the Regional Directors of Sales, the Regional Revenue Managers steer the efforts of the property-level teams, ensuring the appropriate mix of business for each hotel. We have developed an industry-leading forecasting tool that provides history by day of week and segment of business. This customized tool provides each hotel with a means to analyze trends from previous years as well as changes in market conditions to forecast day by day rooms sold and ADR by segment of business. The forecast is then used to identify the types of business and periods of time where the sales effort will result in the greatest revenue gains and where changes in current strategy are not necessary.

In 2000, we developed a centrally-housed Area Revenue Office ("ARO") that is tasked with providing high quality reservation service by trained reservation sales associates to maximize revenue and relieve on-site associates of reservations responsibilities, thereby allowing the on-site front office teams to maximize guest service. The ARO, based in Strongsville, OH, houses a staff of 35-50 reservation sales agents (depending on seasonal demands). The ARO handles approximately half a million calls per year. The ARO is scaleable, and has in the past handled up to a million calls per year. The ARO handles reservations for all of our InterContinental Hotels Group (IHG) branded hotels including Crowne Plaza, Holiday Inn Select, Holiday Inn, and Holiday Inn Express and Marriott branded hotels including Courtyard by Marriott, Fairfield Inn by Marriott, Marriott Residence Inn by Marriott and Spring Hill Suites by Marriott. Incoming calls are answered with a distinct greeting for the destination hotel and customers are under the assumption that the call is being handled by an on-property hotel associate.

While the IHG brand provides a similar reservation solution, the ARO has several key advantages including lower overhead costs (the ARO is located inside one of our hotels and shares hotel support staff), opportunities for cross-selling among our portfolio of hotels, the ability to promote Company strategies for revenue maximization, and an intimate knowledge of our hotel portfolio.

Joint Ventures

As of March 1, 2008, we operate one hotel in a joint venture in which we have a 50% voting equity interest and exercise control.

On March 20, 2007, the Company acquired its joint venture partner's 18% interest in the Radisson New Orleans Airport Plaza, LA for $2.9 million. On July 26, 2007, the Company acquired its joint venture partner's 50% interest in the Crowne Plaza Melbourne, FL for $13.5 million. As a result, the hotels are now wholly-owned subsidiaries.

Competition and Seasonality

The hotel business is highly competitive. Each of our hotels competes in its market area with numerous other hotel properties operating under various lodging brands. National chains, including in many instances chains from which we obtain franchises, may compete with us in various markets. Our competition is comprised of public companies, privately-held equity fund companies, and small independent owners and operators. Competitive factors in the lodging industry include, among others, room rates, quality of accommodation, service levels, convenience of locations and amenities customarily offered to the traveling public. In addition, the development of travel-related Internet websites has increased price awareness among travelers and price competition among similarly located, comparable hotels.

Demand for accommodations, and the resulting revenues, varies seasonally. The high season tends to be the summer months for hotels located in colder climates and the winter months for hotels located in warmer climates. Aggregate demand for accommodations in our portfolio is lowest during the winter months. Levels of demand are also dependent upon many factors that are beyond our control, including national and local economic conditions and changes in levels of leisure and business-related travel. Our hotels depend on both business and leisure travelers for revenue.

We also compete with other hotel owners and operators with respect to acquiring hotels and obtaining desirable franchises for upscale, upper upscale and midscale hotels in targeted markets.

The Lodging Industry

The lodging industry has shown signs of recovery since 2004. Full-year RevPAR has grown 8.4%, 7.5%, and 5.7% for years 2005, 2006, and 2007, respectively, according to Smith Travel Research as reported in January 2008.

The U.S. lodging industry enjoyed nine consecutive years of positive RevPAR growth from 1992 through 2000 after the economic recession of 1991. The periods of greatest RevPAR growth over this time period generally occurred when growth in room demand exceeded new room supply growth. Smith Travel Research recently predicted annual U.S. lodging industry RevPAR growth of 4.0% — 4.5% in 2008 with an annual increase in supply of 2.2%, slightly ahead of the annual net change in demand of 1.4%. As a result, industry occupancy is expected to decline 0.8% and ADR is expected to increase 5.2%. These industry forecasts may not necessarily reflect our portfolio of hotels. In addition, the recent economic slowdown and potential for a recession could result in lower than expected results.

Chain-Scale Segmentation

Smith Travel Research classifies the lodging industry into six chain scale segments by brand according to their respective national average daily rate or ADR. The six segments are defined as: luxury, upper upscale, upscale, midscale with food and beverage, midscale without food and beverage and economy. We operate hotel brands in the following four chain scale segments:

- Upper Upscale (Hilton and Marriott);
- Upscale (Courtyard by Marriott, Crowne Plaza, Four Points by Sheraton, Radisson, Residence Inn by Marriott, SpringHill Suites by Marriott and Wyndham);
- Midscale with Food & Beverage (Holiday Inn, Holiday Inn Select); and
- Midscale without Food & Beverage (Fairfield Inn by Marriott and Holiday Inn Express);

We believe that our hotels and brands will perform competitively with the U.S. lodging industry as occupancy declines slightly and ADR continues to increase. RevPAR for our held for use hotels increased 5.2% in 2007 as compared to 5.7% for the industry as a whole. Excluding the three hotels that were under major renovation during 2007, RevPar for our held for use hotels increased 6.7% in 2007.

Properties

We own and manage our hotels. Accordingly, we retain responsibility for all aspects of the day-to-day management for each of our hotels. We establish and implement standards for hiring, training and supervising staff, creating and maintaining financial controls, complying with laws and regulations related to hotel operations, and providing for the repair and maintenance of the hotels. Because we own and manage our hotels, we are able to directly control our labor costs, we can negotiate purchasing arrangements without fees to third parties, and as an owner and operator, we are motivated to focus our results on bottom-line profit performance instead of solely on top-line revenue growth. Accordingly, we are focused on maximizing returns for our shareholders.

Portfolio

Our hotel portfolio, as of March 1, 2008, by franchisor, is set forth below:

Franchisor/Hotel Name	Room Count			Location	Year of Last Major Renovation or Construction
	Held for Use	Held for Sale	Total		
InterContinental Hotels Group PLC (IHG)					
Crowne Plaza Albany	384		384	Albany, NY	2001
Crowne Plaza Houston	294		294	Houston, TX	1999
Crowne Plaza Melbourne	270		270	Melbourne, FL	2006
Crowne Plaza Phoenix Airport	299		299	Phoenix, AZ	2004
Crowne Plaza Pittsburgh	193		193	Pittsburgh, PA	2001
Crowne Plaza Silver Spring	231		231	Silver Spring, MD	2005
Crowne Plaza West Palm Beach (50% owned)	219		219	West Palm Beach, FL	2005
Crowne Plaza Worcester		243	243	Worcester, MA	1996
Holiday Inn BWI Airport	260		260	Baltimore, MD	Planning and Diligence
Holiday Inn Cromwell Bridge		139	139	Cromwell Bridge, MD	2000
Holiday Inn East Hartford		130	130	East Hartford, CT	2000
Holiday Inn Frederick		158	158	Frederick, MD	2000
Holiday Inn Frisco		217	217	Frisco, CO	1997
Holiday Inn Glen Burnie North		127	127	Glen Burnie, MD	2000
Holiday Inn Hilton Head	202		202	Hilton Head, SC	2001
Holiday Inn Inner Harbor	375		375	Baltimore, MD	Planning and Diligence
Holiday Inn Marietta(1)	193		193	Marietta, GA	2003
Holiday Inn Meadowlands	138		138	Pittsburgh, PA	2005
Holiday Inn Monroeville	187		187	Monroeville, PA	2005

Franchisor/Hotel Name	Room Count			Location	Year of Last Major Renovation or Construction
	Held for Use	Held for Sale	Total		
Holiday Inn Myrtle Beach	133		133	Myrtle Beach, SC	2006
Holiday Inn Phoenix West		144	144	Phoenix, AZ	2003
Holiday Inn Santa Fe	130		130	Santa Fe, NM	2003
Holiday Inn Express Palm Desert	129		129	Palm Desert, CA	2003
Holiday Inn Select Strongsville	303		303	Cleveland, OH	2005
Holiday Inn Select Windsor		214	214	Windsor, Ontario	2004
Total IHG Room Count	3,940	1,372	5,312		
Total IHG Hotel Count	17	8	25		
Marriott International Inc.					
Courtyard by Marriott Abilene	99		99	Abilene, TX	2004
Courtyard by Marriott Bentonville	90		90	Bentonville, AR	2004
Courtyard by Marriott Buckhead	181		181	Atlanta, GA	2008
Courtyard by Marriott Florence	78		78	Florence, KY	2004
Courtyard by Marriott Lafayette	90		90	Lafayette, LA	2004
Courtyard by Marriott Paducah	100		100	Paducah, KY	2004
Courtyard by Marriott Tulsa	122		122	Tulsa, OK	2004
Fairfield Inn by Marriott Merrimack	115		115	Merrimack, NH	2002
Marriott Denver Airport	238		238	Denver, CO	Being Renovated
Residence Inn by Marriott Dedham	81		81	Dedham, MA	Planning and Diligence
Residence Inn by Marriott Little Rock	96		96	Little Rock, AR	Planning and Diligence
SpringHill Suites by Marriott Pinehurst	107		107	Pinehurst, NC	2007
Total Marriott Room Count	1,397	—	1,397		
Total Marriott Hotel Count	12	—	12		
Hilton Hotels Corporation					
Hilton Columbia	152		152	Columbia, MD	2003
Hilton Fort Wayne	244		244	Fort Wayne, IN	Planning and Diligence
Hilton Northfield		191	191	Troy, MI	2003
Total Hilton Room Count	396	191	587		
Total Hilton Hotel Count	2	1	3		
Carlson Companies					
Radisson New Orleans Airport Plaza	244		244	New Orleans, LA	2005
Radisson Phoenix	159		159	Phoenix, AZ	2005
Total Carlson Room Count	403	—	403		
Total Carlson Hotel Count	2	—	2		
Starwood Hotels & Resorts Worldwide, Inc.					
Four Points by Sheraton Philadelphia(2)	190		190	Philadelphia, PA	2008
Total Starwood Room Count	190	—	190		
Total Starwood Hotel Count	1	—	1		

Franchisor/Hotel Name	Room Count Held for Use	Held for Sale	Total	Location	Year of Last Major Renovation or Construction
Wyndham Hotels and Resorts, LLC					
Wyndham DFW Airport North	282		282	Dallas, TX	Being Renovated
Total Wyndham Room Count	282	—	282		
Total Wyndham Hotel Count	1	—	1		
Non-branded hotels					
French Quarter Suites Memphis		105	105	Memphis, TN	1997
Arden Hills/St. Paul Hotel(1)		156	156	St. Paul, MN	1995
Total Non-branded Room Count	—	261	261		
Total Non-branded Hotel Count	—	2	2		
Grand Total Room Count	6,608	1,824	8,432		
Grand Total Hotel Count	35	11	46		

(1) This hotel is currently closed.

(2) This hotel converted from a DoubleTree Club in January 2008.

Dispositions

A summary of our disposition activity is as follows:

	Number of Hotels	Land Parcels
Owned at December 31, 2005	78	1
Surrendered to lender in 2006	(2)	—
Deeded to the lender in 2006	(1)	—
Sold in 2006	(6)	(1)
Owned at December 31, 2006	69	—
Sold in 2007	(23)	—
Owned at December 31, 2007	46	—

No hotels were sold from January 1, 2008 to March 1, 2008.

Hotel data by market segment and region

The following four tables exclude four of our hotels as noted below:

Held for Use (Continuing Operations)

- the Holiday Inn hotel in Marietta, GA is excluded because it was closed since 2006 due to a fire that occurred in January 2006;
- the Crowne Plaza Melbourne, FL hotel is excluded because it was closed throughout 2005 for hurricane renovations; and
- the Crowne Plaza West Palm Beach, FL hotel is excluded because it was closed during most of 2005 for hurricane renovations.

Held for Sale (Discontinued Operations)

- the Arden Hills/St. Paul, MN hotel, which closed in September 2007.

The two tables below present data on occupancy, ADR and RevPAR for the hotels in our portfolio for the years ended December 31, 2007, December 31, 2006 and December 31, 2005 by chain scale segment with four hotels excluded as noted above. The chain scale segments are defined on page 5.

Combined Continuing and Discontinued Operations — 42 hotels (excludes the Marietta, Melbourne, West Palm Beach and St. Paul hotels)

	2007	2006	2005
Upper Upscale			
Number of properties	4	4	4
Number of rooms	825	825	825
Occupancy	72.4%	68.3%	69.7%
Average daily rate	$118.74	$113.65	$101.39
RevPAR	$ 86.00	$ 77.67	$ 70.63
Upscale			
Number of properties	19	18	18
Number of rooms	3,370	3,088	3,088
Occupancy	67.2%	69.7%	69.1%
Average daily rate	$105.42	$103.56	$ 94.52
RevPAR	$ 70.89	$ 72.16	$ 65.28
Midscale with Food & Beverage			
Number of properties	16	17	17
Number of rooms	3,047	3,329	3,329
Occupancy	68.5%	67.0%	63.1%
Average daily rate	$ 99.20	$ 94.57	$ 88.73
RevPAR	$ 67.91	$ 63.38	$ 55.98
Midscale without Food & Beverage			
Number of properties	2	2	2
Number of rooms	245	245	245
Occupancy	58.0%	58.6%	62.7%
Average daily rate	$ 90.00	$ 87.58	$ 74.35
RevPAR	$ 52.24	$ 51.34	$ 46.63
Independent Hotels			
Number of properties	1	1	1
Number of rooms	105	105	105
Occupancy	54.7%	58.6%	45.3%
Average daily rate	$ 48.36	$ 49.77	$ 61.80
RevPAR	$ 26.46	$ 29.17	$ 27.98
All Hotels			
Number of properties	42	42	42
Number of rooms	7,592	7,592	7,592
Occupancy	67.8%	67.9%	66.0%
Average daily rate	$103.38	$ 99.68	$ 91.95
RevPAR	$ 70.12	$ 67.64	$ 60.67

Continuing Operations — 41 hotels (excludes the Marietta, Melbourne and West Palm Beach hotels, and 2 hotels held for sale as of December 31, 2007).

	2007	2006	2005
Upper Upscale			
Number of properties	4	4	4
Number of rooms	825	825	825
Occupancy	72.4%	68.3%	69.7%
Average daily rate	$118.74	$113.65	$101.39
RevPAR	$ 86.00	$ 77.67	$ 70.63
Upscale			
Number of properties	19	18	18
Number of rooms	3,370	3,088	3,088
Occupancy	67.2%	69.7%	69.1%
Average daily rate	$105.42	$103.56	$ 94.52
RevPAR	$ 70.89	$ 72.16	$ 65.28
Midscale with Food & Beverage			
Number of properties	15	16	16
Number of rooms	2,889	3,171	3,171
Occupancy	68.8%	67.1%	62.9%
Average daily rate	$100.58	$ 95.51	$ 89.73
RevPAR	$ 69.19	$ 64.07	$ 56.46
Midscale without Food & Beverage			
Number of properties	2	2	2
Number of rooms	245	245	245
Occupancy	58.0%	58.6%	62.7%
Average daily rate	$ 90.00	$ 87.58	$ 74.35
RevPAR	$ 52.24	$ 51.34	$ 46.63
Independent			
Number of properties	1	1	1
Number of rooms	105	105	105
Occupancy	54.7%	58.6%	45.3%
Average daily rate	$ 48.36	$ 49.77	$ 61.80
RevPAR	$ 26.46	$ 29.17	$ 27.98
All Hotels			
Number of properties	41	41	41
Number of rooms	7,434	7,434	7,434
Occupancy	67.9%	67.9%	66.0%
Average daily rate	$104.01	$100.19	$ 92.43
RevPAR	$ 70.66	$ 68.03	$ 60.97

The two tables below present data on occupancy, ADR and RevPAR for the hotels in our portfolio for the years ended December 31, 2007, December 31, 2006 and December 31, 2005 by geographic region with four hotels excluded as previously noted.

The regions in the two tables below are defined as:

- Northeast: Canada, Connecticut, Massachusetts, Maryland, New Hampshire, New York, Ohio, Pennsylvania;
- Southeast: Florida, Georgia, Kentucky, Louisiana, North Carolina, South Carolina, Tennessee;
- Midwest: Arkansas, Indiana, Michigan, Oklahoma, Texas; and
- West: Arizona, California, Colorado, New Mexico.

Combined Continuing and Discontinued Operations — 42 hotels (excludes the Marietta, Melbourne, West Palm Beach and St. Paul hotels)

	2007	2006	2005
Northeast Region			
Number of properties	18	18	18
Number of rooms	3,621	3,621	3,621
Occupancy	67.9%	66.9%	66.1%
Average daily rate	$104.36	$102.08	$95.69
RevPAR	$ 70.88	$ 68.32	$63.22
Southeast Region			
Number of properties	9	9	9
Number of rooms	1,240	1,240	1,240
Occupancy	66.7%	69.5%	63.4%
Average daily rate	$103.17	$104.73	$97.14
RevPAR	$ 68.79	$ 72.77	$61.55
Midwest Region			
Number of properties	8	8	8
Number of rooms	1,415	1,415	1,415
Occupancy	63.2%	68.0%	66.7%
Average daily rate	$ 98.27	$ 89.23	$83.11
RevPAR	$ 62.11	$ 60.70	$55.43
West Region			
Number of properties	7	7	7
Number of rooms	1,316	1,316	1,316
Occupancy	73.6%	68.7%	67.4%
Average daily rate	$105.80	$ 99.58	$86.69
RevPAR	$ 77.90	$ 68.41	$58.45
All Hotels			
Number of properties	42	42	42
Number of rooms	7,592	7,592	7,592
Occupancy	67.8%	67.9%	66.0%
Average daily rate	$103.38	$ 99.68	$91.95
RevPAR	$ 70.12	$ 67.64	$60.67

Continuing Operations — 41 hotels (excludes the Marietta, Melbourne and West Palm Beach hotels, and 2 hotels held for sale as of December 31, 2007).

	2007	2006	2005
Northeast Region			
Number of properties	17	17	17
Number of rooms	3,463	3,463	3,463
Occupancy	68.2%	67.0%	66.0%
Average daily rate	$105.74	$103.28	$96.88
RevPAR	$ 72.08	$ 69.17	$63.99
Southeast Region			
Number of properties	9	9	9
Number of rooms	1,240	1,240	1,240
Occupancy	66.7%	69.5%	63.4%
Average daily rate	$103.17	$104.73	$97.14
RevPAR	$ 68.79	$ 72.77	$61.55
Midwest Region			
Number of properties	8	8	8
Number of rooms	1,415	1,415	1,415
Occupancy	63.2%	68.0%	66.7%
Average daily rate	$ 98.27	$ 89.23	$83.11
RevPAR	$ 62.11	$ 60.70	$55.43
West Region			
Number of properties	7	7	7
Number of rooms	1,316	1,316	1,316
Occupancy	73.6%	68.7%	67.4%
Average daily rate	$105.80	$ 99.58	$86.69
RevPAR	$ 77.90	$ 68.41	$58.45
All Hotels			
Number of properties	41	41	41
Number of rooms	7,434	7,434	7,434
Occupancy	67.9%	67.9%	66.0%
Average daily rate	$104.01	$100.19	$92.43
RevPAR	$ 70.66	$ 68.03	$60.97

Hotel Encumbrances

Of the 46 hotels that we own and consolidate as of December 31, 2007, 38 hotels were pledged as collateral to secure long-term debt. Refer to the table in Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operation, Liquidity and Capital Resources.

Insurance

We maintain the following types of insurance:

- general liability;
- property damage and business interruption (including coverage for terrorism);
- flood;
- directors' and officers' liability;
- liquor liability;

- workers' compensation;
- fiduciary liability;
- business automobile;
- environmental; and
- employment practices liability insurance.

We are self-insured up to certain amounts with respect to our insurance coverages. We establish liabilities for these self-insured obligations annually, based on actuarial valuations and our history of claims. If these claims exceed our estimates, our future financial condition and results of operations would be adversely affected. As of December 31, 2007, we had accrued $12.2 million for these costs (including employee medical and dental coverage). We believe that we have adequate reserves and sufficient insurance coverage for our business.

There are other types of losses for which we cannot obtain insurance at all or at a reasonable cost, including losses caused by acts of war. If an uninsured loss or a loss that exceeds our insurance limits were to occur, we could lose both the revenues generated from the affected property and the capital that we have invested. We also could be liable for any outstanding mortgage indebtedness or other obligations related to the hotel. Any such loss could materially and adversely affect our financial condition and results of operations.

Regulation

Our hotels are subject to certain federal, state and local regulations which require us to obtain and maintain various licenses and permits. These licenses and permits must be periodically renewed and may be revoked or suspended for cause at any time.

Occupancy licenses are obtained prior to the opening of a hotel and may require renewal if there has been a major renovation. The loss of the occupancy license for any of the larger hotels in our portfolio could have a material adverse effect on our financial condition and results of operations. Liquor licenses are required for hotels to be able to serve alcoholic beverages and are generally renewable annually. We believe that the loss of a liquor license for an individual hotel would not have a material effect on our financial condition and results of operations. We are not aware of any reason why we should not be in a position to maintain our licenses.

We are subject to certain federal and state labor laws and regulations such as minimum wage requirements, regulations relating to working conditions, laws restricting the employment of illegal aliens, and the Americans with Disabilities Act ("ADA"). As a provider of restaurant services, we are subject to certain federal, state and local health laws and regulations. We believe that we comply in all material respects with these laws and regulations. We are also subject in certain states to dramshop statutes, which may give an injured person the right to recover damages from us if we wrongfully serve alcoholic beverages to an intoxicated person who causes an injury. We believe that our insurance coverage relating to contingent losses in these areas is adequate.

Our hotels are also subject to environmental regulations under federal, state and local laws. These environmental regulations have not had a material adverse effect on our operations. However, such regulations potentially impose liability on property owners for cleanup costs for hazardous waste contamination. If material hazardous waste contamination problems exist on any of our properties, we would be exposed to liability for the costs associated with the cleanup of those sites.

Employees

At December 31, 2007, we had 2,442 full-time and 1,002 part-time employees. We had 69 full-time employees engaged in administrative, regional operations, and executive activities and the balance of our employees manage, operate and maintain our properties. At December 31, 2007, 328 of our full and part-time employees located at four hotels were covered by five collective bargaining agreements. These five agreements expire between 2008 and 2010. In addition, we have one inactive collective bargaining agreement associated with a closed hotel. We consider relations with our employees to be good.

Legal Proceedings

From time to time, as the Company conducts its business, legal actions and claims are brought against it. The outcome of these matters is uncertain.

On January 15, 2006, the Holiday Inn Marietta, GA suffered a fire. There was one death associated with the fire, and certain guests have made claims for various injuries allegedly caused by the fire. As of March 1, 2008, sixteen lawsuits have been brought against the Company, including the one alleging wrongful death.

All pending litigation claims related to the fire are covered by the Company's general liability insurance policies, subject to a self-insured retention of $250,000. However, the Company has responsibility to pay certain of its legal and other expenses associated with defending these claims.

Management believes that the Company has adequate insurance protection to cover all pending litigation matters, including the claims related to fire at the Marietta, GA property, and that the resolution of these claims will not have a material adverse effect on the Company's results of operations or financial condition.

SEC Filings and Financial Information

This Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and our Proxy Statement on Schedule 14A, and amendments to those reports are available free of charge on our website (www.Lodgian.com) as soon as practicable after they are submitted to the Securities and Exchange Commission ("SEC").

You may read and copy any materials the Company files with the SEC at the SEC's Public Reference Room at 450 Fifth Street, NW, Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements, and other information about us.

Financial information about our revenues and expenses for the last three fiscal years and assets and liabilities for the last two years may be found in the Consolidated Financial Statements, beginning on page F-1.

Item 1A. *Risk Factors*

We make forward looking statements in this report and other reports we file with the SEC. In addition, management may make oral forward-looking statements in discussions with analysts, the media, investors and others. These statements include statements relating to our plans, strategies, objectives, expectations, intentions and adequacy of resources, and are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The words "believes," "anticipates," "expects," "intends," "plans," "estimates," "projects," and similar expressions are intended to identify forward-looking statements. These forward-looking statements reflect our current views with respect to future events and the impact of these events on our business, financial condition, results of operations and prospects. Our business is exposed to many risks, difficulties and uncertainties, including the following:

- The effects of regional, national and international economic conditions;
- Competitive conditions in the lodging industry and increases in room supply;
- The effects of actual and threatened terrorist attacks and international conflicts in the Middle East and elsewhere, and their impact on domestic and international travel;
- The effectiveness of changes in management and our ability to retain qualified individuals to serve in senior management positions;
- Requirements of franchise agreements, including the right of franchisors to immediately terminate their respective agreements if we breach certain provisions;
- Our ability to complete planned hotel dispositions;
- Seasonality of the hotel business;
- The effects of unpredictable weather events such as hurricanes;

- The financial condition of the airline industry and its impact on air travel;
- The effect that Internet reservation channels may have on the rates that we are able to charge for hotel rooms;
- Increases in the cost of debt and our continued compliance with the terms of our loan agreements;
- The effect of self-insured claims in excess of our reserves, or our ability to obtain adequate property and liability insurance to protect against losses, or to obtain insurance at reasonable rates;
- Potential litigation and/or governmental inquiries and investigations;
- Laws and regulations applicable to our business, including federal, state or local hotel, resort, restaurant or land use regulations, employment, labor or disability laws and regulations;
- A downturn in the economy due to several factors, including but not limited to, high energy costs, natural gas and gasoline prices; and
- The risks identified below under "Risks Related to Our Business" and "Risks Related to Our Common Stock".

Any of these risks and uncertainties could cause actual results to differ materially from historical results or those anticipated. Although we believe the expectations reflected in our forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be attained and caution you not to place undue reliance on such statements. We undertake no obligation to publicly update or revise any forward-looking statements to reflect current or future events or circumstances or their impact on our business, financial condition, results of operations and prospects.

The following represents risks and uncertainties which could either individually or together cause actual results to differ materially from those described in the forward-looking statements. If any of the following risks actually occur, our business, financial condition, results of operations, cash flow, liquidity and prospects could be adversely affected. In that case, the market price of our common stock could decline and you may lose all or part of your investment in our common stock.

Risks Related to Our Business

We may not be able to meet the requirements imposed by our franchisors in our franchise agreements and therefore could lose the right to operate one or more hotels under a national brand.

We operate substantially all of our hotels pursuant to franchise agreements for nationally recognized hotel brands. The franchise agreements generally contain specific standards for, and restrictions and limitations on, the operation and maintenance of a hotel in order to maintain uniformity within the franchisor system. The standards are also subject to change over time. Compliance with any new and existing standards could cause us to incur significant expenses and investment in capital expenditures.

If we do not comply with standards or terms of any of our franchise agreements, those franchise agreements may be terminated after we have been given notice and an opportunity to cure the non-compliance or default. Refer to "Franchise Affiliations" for specific information regarding the current status of our franchise agreements.

Loss of a franchise agreement may result in a default under, and acceleration of, the related mortgage debt. In particular, we would be in default under the Merrill Lynch Mortgage fixed rate refinancing debt if we experience either:

- multiple franchise agreement defaults and the continuance thereof beyond all notice and grace periods for hotels whose allocated loan amounts total 10% or more of the outstanding principal amount of such Refinancing Debt;
- either the termination of franchise agreements for more than one property or the termination of franchise agreements for hotels whose allocated loan amounts represent more than 5% of the outstanding principal amount of the fixed rate loan, and such hotels continue to operate for more than five consecutive days without being subject to replacement franchise agreements; or

- a franchise termination for any hotel currently subject to a franchise agreement that remains without a franchise agreement for more than six months.

A single franchise agreement termination could materially and adversely affect our revenues, cash flow and liquidity.

Also, our loan agreements generally prohibit a hotel from operating without a national franchise affiliation, and the loss of such an affiliation could trigger a default under one or more such agreements. Six of the eight hotels that are in default or non-compliance under their respective franchise agreements are part of the collateral security for an aggregate of $300.8 million of mortgage debt as of March 1, 2008.

Our current franchise agreements, generally for terms of 10 to 20 years, terminate at various times and have differing remaining terms. As a condition to renewal of the franchise agreements, franchisors frequently contemplate a renewal application process, which may require substantial capital improvements to be made to the hotel and increases in franchise fees. A significant increase in unexpected capital expenditures and franchise fees would adversely affect us.

Hotels typically require a higher level of capital expenditures, maintenance and repairs than other building types. If we are not able to meet the requirements of our hotels appropriately, our business and operating results will suffer.

In order to maintain our hotels in good condition and attractive appearance, it is necessary to replace furnishings, fixtures and equipment periodically, generally every five to seven years, and to maintain and repair public areas and exteriors on an ongoing basis. When we make needed capital improvements, we can be more competitive in the market and our hotel occupancy and room rate can grow accordingly. Further, the process of renovating a hotel has the potential to be disruptive to operations. It is vital that we properly plan and execute renovations during lower occupancy and/or lower rated months in order to avoid "displacement", an industry term for a temporary loss of revenue caused by rooms being out of service during a renovation. Additionally, if capital improvements are not made, franchise agreements could be at risk.

Most of our hotels are pledged as collateral for mortgage loans, and we have a significant amount of debt that could limit our operational flexibility or otherwise adversely affect our financial condition. In addition, market conditions may limit our ability to refinance on favorable terms or at all.

As of December 31, 2007, we had $360.8 million of total long-term obligations outstanding (including the current portion), all of which is associated with our assets held for use. We are subject to the risks normally associated with significant amounts of debt, such as:

- We may not be able to repay or refinance our maturing indebtedness on favorable terms or at all. If we are unable to refinance or extend the maturity of our maturing indebtedness, we may not otherwise be able to repay such indebtedness. Debt defaults could lead us to sell one or more of our hotels on unfavorable terms or, in the case of secured debt, to convey the mortgaged hotel(s) to the lender, causing a loss of any anticipated income and cash flow from, and our invested capital in, such hotel(s);
- 38 of our consolidated hotels are pledged as collateral for existing mortgage loans as of December 31, 2007. These 38 hotels represented 85.2% of the book value of our consolidated property and equipment, net, as of December 31, 2007. As a result, we have limited flexibility to sell our hotels to satisfy cash needs;
- Increased vulnerability to downturns in our business, the lodging industry and the general economy;
- Our ability to obtain other financing to fund future working capital, capital expenditures and other general corporate requirements may be limited;
- Our cash flow from operations may be insufficient to make required debt service payments, and we may be required to dedicate a substantial portion of our cash flow from operations to debt service payments, reducing the availability of our cash flow to fund working capital, capital expenditures, and other needs and placing us at a competitive disadvantage with other companies that have greater resources and/or less debt; and

- Our flexibility in planning for, or reacting to, changes in our business and industry may be restricted, placing us at a competitive disadvantage to our competitors that may have greater financial strength than we have.

The terms of our debt instruments place many restrictions on us, which reduce operational flexibility and create default risks.

Our outstanding debt instruments subject us to financial covenants, including leverage and coverage ratios. Our compliance with these covenants depends substantially upon the financial results of our hotels. The restrictive covenants in our debt documents may reduce our flexibility in conducting our operations and may limit our ability to engage in activities that may be in our long-term best interest. Our failure to comply with our debt agreements, including these restrictive covenants, may result in additional interest being due and would constitute an event of default, and in some cases with notice or the lapse of time, if not cured or waived, could result in the acceleration of the defaulted debt and the sale or foreclosure of the affected hotels. Under certain circumstances the termination of a hotel franchise agreement could also result in the same effects. A foreclosure would result in a loss of any anticipated income and cash flow from, and our invested capital in, the affected hotel. No assurance can be given that we will be able to repay, through financings or otherwise, any accelerated indebtedness or that we will not lose all or a portion of our invested capital in any hotels that we sell in such circumstances. As of December 31, 2007, the Company was in compliance with all of its debt covenants.

Increases in interest rates could have an adverse effect on our cash flow and interest expense.

A significant portion of our capital needs are fulfilled by borrowings, of which $170.0 million was variable rate debt at December 31, 2007. In the future, we may incur additional indebtedness bearing interest at a variable rate, or we may be required to refinance our existing fixed-rate indebtedness at higher interest rates. Accordingly, increases in interest rates will increase our interest expense and adversely affect our cash flow, reducing the amounts available to make payments on our indebtedness, fund our operations and our capital expenditure program, make acquisitions or pursue other business opportunities. We have reduced the risk of rising interest rates by entering into interest rate cap agreements for all our variable interest rate debt.

To service our indebtedness, we require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control and a cash shortfall could adversely affect our ability to fund our operations, planned capital expenditures and other needs.

Our ability to make payments on and to refinance our indebtedness and to fund our operations, planned capital expenditures and other needs will depend on our ability to generate cash in the future. Various factors could adversely affect our ability to meet operating cash requirements, many of which are subject to the operating risks inherent in the lodging industry and, therefore, are beyond our control. These risks include the following:

- Dependence on business and leisure travelers, who have been and continue to be affected by threats of terrorism, or other outbreaks of hostilities, and new laws to counter terrorism which result to some degree in a reduction of foreign travelers visiting the U.S.;
- Cyclical overbuilding in the lodging industry;
- Varying levels of demand for rooms and related services;
- Competition from other hotels, motels and recreational properties, some of which may be owned or operated by companies having greater marketing and financial resources than we have;
- Effects of economic and market conditions;
- Decreases in air travel;
- Fluctuations in operating costs;
- Changes in governmental laws and regulations that influence or determine wages or required remedial expenditures;
- Natural disasters, including, but not limited to hurricanes;

- Changes in interest rates and changes in the availability, cost and terms of credit; and
- The perception of the lodging industry and lodging companies in the debt and equity markets.

The value of our hotels and our ability to repay or refinance our debt are dependent upon the successful operation and cash flows of the hotels.

The value of our hotels is heavily dependent on their cash flows. If cash flow declines, the hotel values may also decline and the ability to repay or refinance our debt could also be adversely affected. Factors affecting the performance of our hotels include, but are not limited to, construction of competing hotels in the markets served by our hotels, loss of franchise affiliations, the need for renovations, the effectiveness of renovations or repositioning in attracting customers, changes in travel patterns and adverse economic conditions.

We may not be able to fund our future capital needs, including necessary working capital, funds for capital expenditures or acquisition financing from operating cash flow. Consequently, we may have to rely on third-party sources to fund our capital needs. We may not be able to obtain the financing on favorable terms or at all, which could materially and adversely affect our operating results, cash flow and liquidity. Any additional debt would increase our leverage, which would reduce our operational flexibility and increase our risk exposure. Our access to third-party sources of capital depends, in part, on:

- general market conditions;
- the market's perception of our growth potential;
- our current debt levels and property encumbrances;
- our current and expected future earnings;
- our cash flow and cash needs; and
- the market price per share of our common stock.

If we are not able to execute our strategic initiatives, we may not be able to improve our financial performance.

Our strategic initiatives are focused on improving the operations of our continuing operations hotels with improved product quality, improved services levels, and disciplined capital investment in our hotels, including repositionings and renovations, that will earn a sufficient return on the capital invested. The execution of these initiatives are dependent upon a number of factors, including but not limited to, our ability to dispose of the assets that do not fit into our core portfolio in a timely manner and at the desired selling prices. Additionally, we periodically evaluate our portfolio of hotels to identify underperforming hotels that should be sold. We cannot assure you that the execution of our strategic initiative will produce improved financial performance at the affected hotels. We compete for growth opportunities with national and regional hospitality companies, many of which have greater name recognition, marketing support and financial resources than we do. An inability to successfully implement our strategic initiatives could limit our ability to grow our revenue, net income and cash flow.

We have a history of significant losses and we may not be able to successfully improve our performance to achieve profitability.

We had an accumulated deficit of $93.3 million as of December 31, 2007. Our ability to improve our performance to achieve profitability is dependent upon the state of the economy in general and the lodging industry in particular, as well as the successful implementation of our business strategy. In August 2007, we announced cost-reduction initiatives to improve future operating performance, which resulted in position eliminations at the corporate, regional, and hotel levels. The reduction in staff, particularly at the hotel level, could have a negative impact on our guest satisfaction scores, which could ultimately impact our financial performance and/or result in the loss of one or more franchise agreements. In addition, our failure to improve our performance could have a material adverse effect on our business, results of operations, financial condition, cash flow, liquidity and prospects. Although Smith Travel Research recently forecasted RevPAR growth for the U.S. lodging industry in 2008 due to increased average daily rates, this forecast will not necessarily be reflected in our portfolio of hotels. Additionally, rising energy costs, the financial condition of the airline industry in general and continued threats to national security or air travel safety, among other things, could adversely affect the industry, resulting in our inability to meet our profit expectations.

Force majeure events, including natural disasters, acts and threats of terrorism, the ongoing war against terrorism, military conflicts and other factors have had and may continue to have a negative effect on the lodging industry and our results of operations.

Force majeure events, including natural disasters, such as Hurricane Katrina that affected the Gulf Coast in August 2005, the terrorist attacks of September 11, 2001 and the continued threat of terrorism and changing threat levels announced by the U.S. Department of Homeland Security, have had a negative impact on the lodging industry and on our hotel operations. These events can cause a significant decrease in occupancy and ADR due to disruptions in business and leisure travel patterns and concerns about travel safety. In particular, as it relates to terrorism, major metropolitan areas and airport hotels can be adversely affected by concerns about air travel safety and may see an overall decrease in the amount of air travel.

Our expenses may remain constant or increase even if revenues decline.

Certain expenses associated with owning and operating a hotel are relatively fixed and do not proportionately reduce with a decline in revenues. Consequently, during periods when revenues decline, we could continue to incur certain expenses which are fixed in nature. Moreover, we could be adversely affected by:

- Rising interest rates;
- Tightening of funding available to the lodging industry on favorable terms, or at all;
- Rising energy costs, gasoline or heating fuel supply shortages;
- Rising insurance premiums;
- Rising property tax expenses;
- Increase in labor and related costs; and
- Changes in, and as a result, increases in the cost of compliance with new governmental regulations, including those governing environmental, usage, zoning and tax matters.

We may make acquisitions or investments that are not successful and that adversely affect our ongoing operations.

We may acquire or make investments in hotel companies or groups of hotels that we believe complement our business. If we fail to properly evaluate and execute acquisitions or investments, it may have a material adverse effect on our results of operations. In making or attempting to make acquisitions or investments, we face a number of risks, including:

- Significant errors or miscalculations in identifying suitable acquisition or investment candidates, performing appropriate due diligence, identifying potential liabilities and negotiating favorable terms;
- Reducing our working capital and hindering our ability to expand or maintain our business, including making capital expenditures and funding operations;
- The potential distraction of our management, diversion of our resources and disruption of our business;
- Overpaying by competing for acquisition opportunities with resourceful competitors;
- Inaccurate forecasting of the financial impact of an acquisition or investment; and
- Failure to effectively integrate acquired companies or investments into our Company and the resultant inability to achieve expected synergies.

Losses may exceed our insurance coverage or estimated reserves, which could impair our results of operations, financial condition and liquidity.

We are self-insured up to certain amounts with respect to our insurance coverages. Various types of catastrophic losses, including those related to environmental, health and safety matters may not be insurable or may not be economically insurable. In the event of a substantial loss, our insurance coverage may not cover the full current market value or replacement cost of our lost investment or building code upgrades associated with such an occurrence. Inflation, changes in building codes and ordinances, environmental considerations and other factors might cause insurance proceeds to be insufficient to fully replace or renovate a hotel after it has been damaged or destroyed.

We cannot assure you that:

- the insurance coverages that we have obtained will fully protect us against insurable losses (i.e., losses may exceed coverage limits); or,

- we will not incur losses from risks that are not insurable or that are not economically insurable.

Should a material uninsured loss or a loss in excess of insured limits occur with respect to any particular property, we could lose our capital invested in the property, as well as the anticipated income and cash flow from the property. Any such loss could have an adverse effect on our results of operations, financial condition and liquidity. In addition, if we are unable to maintain insurance that meets our debt and franchise agreement requirements, and if we are unable to amend or waive those requirements, it could result in an acceleration of the related debt and impair our ability to maintain franchise affiliations.

Competition in the lodging industry could have a material adverse effect on our business and results of operations.

The lodging industry is highly competitive. No single competitor or small number of competitors dominates the industry. We generally operate in areas that contain numerous other competitors, some of which may have substantially greater resources than we have. Competitive factors in the lodging industry include, among others, oversupply in a particular market, franchise affiliation, reasonableness of room rates, quality of accommodations, service levels, convenience of locations and amenities customarily offered to the traveling public. There can be no assurance that demographic, geographic or other changes in markets will not adversely affect the future demand for our hotels, or that the competing and new hotels will not pose a greater threat to our business. Any of these adverse factors could materially and adversely affect us.

Adverse conditions in major metropolitan markets in which we do substantial business could negatively affect our results of operations.

Adverse economic conditions in markets in which the Company has multiple hotels, such as Pittsburgh, Baltimore/Washington, D.C. and Phoenix, could significantly and negatively affect the Company's revenue and results of operations. The 12 continuing operations hotels in these markets combined provided 33%, 32%, and 33% of the Company's continuing operations revenue in 2007, 2006, and 2005, respectively. As a result of the geographic concentration of these hotels, the Company is particularly exposed to the risks of downturns in these markets, which could have a major adverse effect on the Company's profitability.

The lodging business is seasonal.

Demand for accommodations varies seasonally. The high season tends to be the summer months for hotels located in colder climates and the winter months for hotels located in warmer climates. Aggregate demand for accommodations at the hotels in our portfolio is lowest during the winter months. We generate substantial cash flow in the summer months compared to the slower winter months. If adverse factors affect our ability to generate cash in the summer months, the impact on our profitability is much greater than if similar factors were to occur during the winter months.

We are exposed to potential risks of brand concentration.

As of March 1, 2008, we operate approximately 80% of our hotels under the InterContinental Hotels Group and Marriott flags, and therefore, are subject to potential risks associated with the concentration of our hotels under limited brand names. If either of these brands suffered a major decline in popularity with the traveling public, it could adversely affect our revenue and profitability.

We have experienced significant changes in our senior management team and Board of Directors.

There have been a number of changes in our senior management team. Our former chief executive officer, who was hired in July 2005, resigned in January 2008. The chief executive officer role is currently being filled by a member of the Board of Directors on an interim basis. Additionally, our senior vice president of capital investment left the Company in August 2007 as a result of the restructuring of our corporate office staff. Our current vice president of hotel operations, who has worked for the Company for approximately two years in a different role, assumed the position in August 2007. If our management team is unable to develop and successfully execute our business strategies, achieve our business objectives or maintain effective relationships with employees, suppliers, creditors and customers, our ability to grow our business and successfully meet operational challenges could be impaired.

The composition of our Board of Directors has changed significantly. From January 1, 2007 through March 1, 2008, five Board members resigned their positions (including the resignation of the former chief executive officer, who was also a director), while five new members joined the Board of Directors.

Our success is dependent on recruiting and retaining high caliber key personnel.

Our future success and our ability to manage future growth will depend in large part on our ability to attract and retain other highly qualified personnel. Competition for personnel is intense, and we may not be successful in attracting and retaining our personnel. The inability to attract and retain highly qualified personnel could hinder our business.

The increasing use of third-party travel websites by consumers may adversely affect our profitability.

Some of our hotel rooms are booked through third-party travel websites such as Travelocity.com, Expedia.com, Priceline.com and Hotels.com. If these Internet bookings increase, these intermediaries may be in a position to demand higher commissions, reduced room rates or induce other significant contract concessions from us. Moreover, some of these Internet travel intermediaries are attempting to offer hotel rooms as a commodity, by increasing the importance of price and general indicators of quality (such as "three-star downtown hotel") at the expense of brand identification. Although we expect to continue to derive most of our business through the traditional channels, if the revenue generated through Internet intermediaries increases significantly, room revenues may flatten or decrease and our profitability may be adversely affected.

We will be unable to utilize all of our net operating loss carryforwards.

As of December 31, 2007, we had approximately $217.6 million of net operating loss carryforwards available for federal income tax purposes. To the extent that we do not have sufficient future taxable income to be offset by these net operating loss carryforwards, any unused losses will expire between 2018 and 2027. Our ability to use these net operating loss carryforwards to offset future income is also subject to annual limitations. An audit or review by the Internal Revenue Service could result in a reduction in the net operating loss carryforwards available to us.

Many aspects of our operations are subject to government regulations, and changes in these regulations may adversely affect our results of operations and financial condition.

A number of states and local governments regulate the licensing of hotels and restaurants, including occupancy and liquor license grants, by requiring registration, disclosure statements and compliance with specific standards of conduct. Operators of hotels are also subject to the Americans with Disabilities Act, and various employment laws, which regulate minimum wage requirements, overtime, working conditions and work permit requirements. Compliance with, or changes in, these laws could increase our operating costs and reduce profitability.

Costs of compliance with environmental laws and regulations could adversely affect operating results.

Under various federal, state, local and foreign environmental laws, ordinances and regulations, a current or previous owner or operator of real property may be liable for non-compliance with applicable environmental and health and safety requirements and for the costs of investigation, monitoring, removal or remediation of hazardous or toxic substances. These laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of hazardous or toxic substances.

The presence of these hazardous or toxic substances on a property could also result in personal injury, property damage or similar claims by private parties. In addition, the presence of contamination, or the failure to report, investigate or properly remediate contaminated property, could adversely affect the operation of the property or the owner's ability to sell or rent the property or to borrow funds using the property as collateral. Persons who arrange for the disposal or treatment of hazardous or toxic substances may also be liable for the costs of removal or remediation of those substances at the disposal or treatment facility, whether or not that facility is or ever was owned or operated by that person.

The operation and removal of underground storage tanks is also regulated by federal, state and local laws. In connection with the ownership and operation of our hotels, we could be held liable for the costs of remedial action for regulated substances and storage tanks and related claims.

Some of our hotels contain asbestos-containing building materials ("ACBMs"). Environmental laws require that ACBMs be properly managed and maintained, and may impose fines and penalties on building owners or operators for failure to comply with these requirements. Third parties may be permitted by law to seek recovery from owners or operators for personal injury associated with exposure to contaminants, including, but not limited to, ACBMs. Operation and maintenance programs have been developed for those hotels which are known to contain ACBMs.

Many, but not all, of our hotels have undergone Phase I environmental site assessments within the past several years, which generally provide a nonintrusive physical inspection and database search, but not soil or groundwater analyses, by a qualified independent environmental consultant. The purpose of a Phase I assessment is to identify potential sources of contamination for which the hotel owner or others may be responsible. None of the Phase I environmental site assessments revealed any past or present environmental liability that we believe would have a material adverse effect on us. Nevertheless, it is possible that these assessments did not reveal all environmental liabilities or compliance concerns or that material environmental liabilities or compliance concerns exist of which we are currently unaware.

Some of our hotels may contain microbial matter such as mold, mildew and viruses, whose presence could adversely affect our results of operations. In addition, if any hotel in our portfolio is not properly connected to a water or sewer system, or if the integrity of such systems are breached, microbial matter or other contamination might develop. If this were to occur, we could incur significant remedial costs and we might also be subject to private damage claims and awards.

Any liability resulting from noncompliance or other claims relating to environmental matters could have a material adverse effect on us and our insurability for such matters in the future and on our results of operations, financial condition, liquidity and prospects.

A downturn in the economy due to high energy costs and gasoline prices could negatively impact our financial performance, our customer guest satisfaction scores and customer service levels.

We use significant amounts of electricity, gasoline, natural gas and other forms of energy to operate our hotels. A shortage in supply or a period of sustained high energy costs could negatively affect our results of operations. Additionally, a shortage of supply could impact our ability to operate our hotels and could adversely impact our guests' experience at our hotels, and ultimately, our guest satisfaction scores and potentially our franchisor affiliations.

Risks Related to Our Common Stock

Our stock price may be volatile.

The market price of our common stock could decline or fluctuate significantly in response to various factors, including:

- Actual or anticipated variations in our results of operations;
- Announcements of new services or products or significant price reductions by us or our competitors;
- Market performance by our competitors;
- Future issuances of our common stock, or securities convertible into or exchangeable or exercisable for our common stock, by us directly, or the perception that such issuances are likely to occur;
- Sales of our common stock by stockholders or the perception that such sales may occur in the future;
- The size of our market capitalization;
- Loss of our franchises;
- Default on our indebtedness and/or foreclosure of our properties;
- Changes in financial estimates by securities analysts; and
- Domestic and international economic, legal and regulatory factors unrelated to our performance.

We may never pay dividends on our common stock, in which event our stockholders' only return on their investment, if any, will occur on the sale of our common stock.

We have not yet paid any dividends on our common stock, and we do not intend to do so in the foreseeable future. As a result, a stockholders' only return on their investment, if any, will occur on the sale of our common stock.

Our charter documents, employment contracts and Delaware law may impede attempts to replace or remove our management or inhibit a takeover, which could adversely affect the value of our common stock.

Our certificate of incorporation and bylaws, as well as Delaware corporate law, contain provisions that could delay or prevent changes in our management or a change of control that you might consider favorable and may prevent you from receiving a takeover premium for your shares. These provisions include, for example:

- Authorizing the issuance of preferred stock, the terms of which may be determined at the sole discretion of the board of directors;
- Establishing advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted on by stockholders at meetings; and
- Requiring all stockholder action to be taken at a duly called meeting, not by written consent.

In addition, we have entered into, and could enter into in the future, employment contracts with certain of our employees that contain change of control provisions.

Item 1B. *Unresolved Staff Comments*

We have no unresolved staff comments.

Item 2. *Properties*

The information required to be presented in this section is presented in "Item 1. Business."

Item 3. ***Legal Proceedings***

The information required to be presented in this section is presented in "Item 1. Business."

Item 4. ***Submission of Matters to a Vote of Security Holders***

No matters were submitted to a vote of security holders during the fourth quarter of 2007.

PART II

Item 5. ***Market For Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities***

Historical Data

The following table sets forth the high and low closing prices of our common stock on a quarterly basis for the past two years:

	2006	
	High	Low
First Quarter	$13.93	$10.69
Second Quarter	$14.25	$10.92
Third Quarter	$14.21	$11.61
Fourth Quarter	$15.66	$12.79

	2007	
	High	Low
First Quarter	$14.40	$11.98
Second Quarter	$15.41	$13.05
Third Quarter	$15.50	$10.14
Fourth Quarter	$12.63	$11.05

	2008	
	High	Low
First Quarter (up to March 1, 2008)	$11.11	$8.45

At March 1, 2008, we had approximately 1,703 holders of record of our common stock.

We have not declared or paid any dividends on our common stock, and our board of directors does not anticipate declaring or paying any cash dividends in the foreseeable future. We anticipate that all of our earnings, if any, and other cash resources will be retained to fund our business and build cash reserves and will be available for other strategic opportunities that may develop. Future dividend policy will be subject to the discretion of our board of directors, and will be contingent upon our results of operations, financial position, cash flow, liquidity, capital expenditure plan and requirements, general business conditions, restrictions imposed by financing arrangements, if any, legal and regulatory restrictions on the payment of dividends and other factors that our board of directors deems relevant.

Stock Repurchase Programs

In May 2006, the Board of Directors of the Company approved a $15 million share repurchase program which expired in May 2007. Under this program, the Company repurchased 225,267 shares at an aggregate cost of $2.8 million during 2006. During 2007, the Company repurchased 146,625 shares at an aggregate cost of $1.9 million.

In August 2007, the Board of Directors of the Company approved a $30 million share repurchase program which expires on August 22, 2009. Under this program, the Company repurchased 1,304,645 shares at an aggregate cost of $15.2 million as of December 31, 2007. From January 1, through March 1, 2008, the Company repurchased 952,770 shares of common stock at an aggregate cost of $8.9 million, bringing the total number of shares repurchased under this program to 2,257,415.

Stock Awards

On January 26, 2007 the Compensation Committee of the Board of Directors authorized the issuance of 63,000 shares of nonvested stock awards to certain employees. The shares vest in three equal annual installments commencing on January 26, 2008. The shares were valued at $12.84, the closing price of the Company's common stock on the date of the grant.

On February 12, 2007, the Board of Directors authorized the issuance of a total of 46,000 shares of nonvested stock awards to all non-employee members of the Board of Directors. The shares vest in three equal annual installments commencing on January 30, 2008. The shares were valued at $12.95, the closing price of the Company's common stock on the date of the grant.

On March 30, 2007, the Company granted 18,800 shares of nonvested stock awards to certain employees. The shares vest in three equal annual installments commencing on March 30, 2008. The shares were valued at $13.36, the closing price of the Company's common stock on the date of the grant.

On January 22, 2008, the Company granted 76,500 shares of nonvested stock awards to certain employees. The shares vest in two equal annual installments commencing on January 22, 2009. The shares were valued at $8.90, the closing price of the Company's common stock on the date of the grant.

On February 12, 2008, the Company granted 24,000 shares of nonvested stock awards to non-employee members of the Board of Directors. The shares vest in three equal annual installments commencing on January 30, 2009. The shares were valued at $8.68, the closing price of the Company's common stock on the date of the grant.

The aggregate value of these stock grants is being recorded as compensation expense over the vesting period.

Equity Compensation Plan Information

The tables below summarize certain information with respect to our equity compensation plan as of December 31, 2007:

	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (1) (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity compensation plans approved by security holders	212,408(1)(2)	10.60	2,536,666(2)
Equity compensations plans not approved by security holders	—	—	—

(1) Column (a) excludes Class B warrants which are not a component of the Equity Compensation Plan.

(2) All of the awards have been granted under the Stock Incentive Plan.

(3) After taking into account the outstanding options, the exercised options and the shares of nonvested common stock, we have 2,536,666 shares of common stock available for grant under the Stock Incentive Plan.

On November 25, 2002, the Company adopted a stock incentive plan ("Stock Incentive Plan") which replaced the stock option plan previously in place. The Stock Incentive Plan, prior to the completion of the secondary stock offering on June 25, 2004, authorized the Company to award its directors, officers, or other key employees or consultants as determined by a committee appointed by the Board of Directors, options to acquire and other equity incentives up to 353,333 shares of common stock. With the completion of the secondary stock offering on June 25,

2004, the total number of shares available for issuance under our stock incentive plan increased to 3,301,058 shares. As of December 31, 2007, we have issued options to acquire 981,332 shares (502,338 of which were forfeited), 12,413 shares of restricted stock (of which 4,719 shares were withheld to satisfy tax obligations), 66,666 shares of restricted stock units (of which 21,633 were withheld to satisfy tax obligations) and 250,066 shares of nonvested stock (of which 10,406 shares were forfeited and 6,989 of which were withheld to satisfy tax obligations).

Awards made during 2007 pursuant to the Stock Incentive Plan are summarized below:

Available under the plan, less previously issued as of December 31, 2006	2,568,029
Nonvested stock issued January 26, 2007	(63,000)
Nonvested stock issued February 12, 2007	(46,000)
Nonvested stock issued March 30, 2007	(18,800)
Shares of nonvested stock withheld from awards to satisfy tax withholding obligations	6,989
Nonvested shares forfeited in 2007	9,629
Stock options forfeited in 2007	79,819
Available for issuance, December 31, 2007	2,536,666

Treasury Stock Repurchases

The following table presents information with respect to the Company's purchases of common stock made during the three months ended December 31, 2007:

Period	Total Number of Shares Purchased(1)	Average Price Paid per Share (2)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Dollar Amount of Shares That May Yet Be Purchased Under the Publicly Announced Plans or Programs
October 2007	228,715	$12.17	228,715	$22,162,687.02
November 2007	315,242	$11.49	315,242	$18,541,281.12
December 2007	319,808	$11.73	319,808	$14,800,275.17
	863,765	$11.81	863,765	

(1) The total number of shares purchased includes:

(a) shares purchased pursuant to the August 2007 share repurchase program, which granted a maximum of $30 million of repurchase authority expiring in August 2009, and

(b) shares surrendered to the Company to satisfy tax withholding obligations in connection with the Stock Incentive Plan, of which there were none in October, November and December 2007.

(2) The average price paid per share excludes commissions.

Performance Graph

We emerged from reorganization proceedings under Chapter 11 bankruptcy on November 25, 2002. Pursuant to the Joint Plan of Reorganization approved by the Bankruptcy Court, the previous common stock was cancelled and new common stock became available for issuance. The new common stock began trading on AMEX on January 28, 2003, under the symbol "LGN". There is no meaningful market information relating to the price of the common stock from November 25, 2002 until the new common stock was listed on AMEX on January 28, 2003. Accordingly, performance information with respect to the Company's common stock before January 28, 2003 is not presented below.

The following stock performance graph compares the cumulative total stockholder return of our common stock between January 28, 2003 and December 31, 2007, against the cumulative stockholder return during such period achieved by the Dow Jones Lodging Index and the Wilshire 5000 Total Market Index. The graph assumes that $100 was invested on January 28, 2003 in each of the comparison indices and in our common stock. The chart is adjusted to reflect a 1 for 3 reverse stock split which was effective on April 30, 2004.



350
300
250
200
150
100
50
0
DOLLARS
Lodgian, Inc.
Dow Jones Wilshire 5000
Dow Jones US Hotels
1/28/03
12/03
12/04
12/05
12/06
12/07

	1/28/03	12/03	12/04	12/05	12/06	12/07
Lodgian, Inc.	100.00	99.06	77.36	67.48	85.53	70.82
Dow Jones Wilshire 5000	100.00	134.81	151.82	161.42	187.05	197.78
Dow Jones US Hotels	100.00	151.78	221.79	242.09	309.16	262.09

Item 6. *Selected Financial Data*

Selected Consolidated Financial Data

We present, in the table below, selected financial data derived from our historical financial statements for the five years ended December 31, 2007.

In addition, in accordance with generally accepted accounting principles, our results of operations distinguish between the results of operations of those properties which we plan to retain in our portfolio for the foreseeable future, referred to as continuing operations, and the results of operations of those properties which have been sold or have been identified for sale, referred to as discontinued operations. The historical income statements have been reclassified based on the assets sold or held for sale as of December 31, 2007.

You should read the financial data below in conjunction with "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Item 8. Financial Statements and Supplementary Data" included in this Form 10-K.

The income statement financial data for the years ended December 31, 2007, December 31, 2006, and December 31, 2005, and selected balance sheet data for the years ended December 31, 2007 and December 31, 2006, were extracted from the audited financial statements included in this Form 10-K, which commence on page F-1.

	(In thousands, except per-share data)				
	2007	2006	2005	2004	2003
Income statement data:					
Revenues — continuing operations	$278,079	$261,785	$222,762	$217,189	$210,089
Revenues — discontinued operations	40,071	89,986	117,465	143,119	162,462
Revenues — continuing and discontinued operations	318,150	351,771	340,227	360,308	372,551
(Loss) income — continuing operations	(9,926)	(10,267)	10,836	(27,383)	(16,140)
Income (loss) — discontinued operations	1,480	(4,909)	1,465	(4,451)	(15,537)
Net (loss) income	(8,446)	(15,176)	12,301	(31,834)	(31,677)
Net (loss) income attributable to common stock	(8,446)	(15,176)	12,301	(31,834)	(39,271)
(Loss) income from continuing operations attributable to common stock before discontinued operations	(9,926)	(10,267)	10,836	(27,383)	(23,734)
Basic (loss) earnings per common share:					
(Loss) income — continuing operations	(0.41)	(0.42)	0.44	(1.98)	(6.92)
Income (loss) — discontinued operations	0.06	(0.20)	0.06	(0.32)	(6.66)
Net (loss) income	(0.35)	(0.62)	0.50	(2.30)	(13.58)
Net (loss) income attributable to common stock	(0.35)	(0.62)	0.50	(2.30)	(16.83)
(Loss) income from continuing operations attributable to common stock before discontinued operations	(0.41)	(0.42)	0.44	(1.98)	(10.17)
Diluted (loss) earnings per common share:					
(Loss) income — continuing operations	(0.41)	(0.42)	0.44	(1.98)	(6.92)
Income (loss) — discontinued operations	0.06	(0.20)	0.06	(0.32)	(6.66)
Net (loss) income	(0.35)	(0.62)	0.50	(2.30)	(13.58)
Net (loss) income attributable to common stock	(0.35)	(0.62)	0.50	(2.30)	(16.83)
(Loss) income from continuing operations attributable to common stock before discontinued operations	(0.41)	(0.42)	0.44	(1.98)	(10.17)
Basic weighted average shares	24,292	24,617	24,576	13,817	2,333
Diluted weighted average shares	24,292	24,617	24,630	13,817	2,333

	(In thousands, except per-share data)				
	2007	2006	2005	2004	2003
Balance sheet data (at period end):					
Total assets	$624,730	$699,158	$726,685	$723,648	$709,460
Assets held for sale	8,009	89,437	14,866	30,559	68,617
Long-term liabilities	355,728	292,301	394,432	393,143	551,292
Liabilities related to assets held for sale	961	68,351	4,610	30,572	57,998
Total liabilities	404,142	446,122	466,424	495,385	666,534
Total stockholders' equity	220,588	242,114	249,044	226,634	40,606

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operation*

You should read the discussion below in conjunction with the consolidated financial statements and accompanying notes. Also, the discussion which follows contains forward-looking statements which involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those discussed above under the caption "Risk Factors."

Executive Summary

We are one of the largest independent owners and operators of full-service hotels in the United States in terms of our number of guest rooms, as reported by Hotel Business in the 2008 Green Book published in December 2007. We are considered an independent owner and operator because we do not operate our hotels under our own name. We operate substantially all of our hotels under nationally recognized brands, such as "Crowne Plaza,", "Four Points by Sheraton", "Hilton," "Holiday Inn," "Marriott," and "Wyndham". As of March 1, 2008, we operated 46 hotels with an aggregate of 8,432 rooms, located in 24 states and Canada. Of the 46 hotels, 35 hotels, with an aggregate of 6,608 rooms, are held for use and the results of operations are classified in continuing operations, while 11 hotels, with an aggregate of 1,824 rooms, are held for sale and the results of operations are classified in discontinued operations.

	Held for Use	Held for Sale	Total
Hotel count in portfolio as of December 31, 2007(a)	44	2	46
Reclassified to held for sale from January 1, 2008 to March 1, 2008	(9)	9	—
Hotel count in portfolio as of March 1, 2008	35	11	46

(a) Includes 2 hotels which are closed.

Overview of Continuing Operations

Below is a summary of our results of continuing operations, presented in more detail in "Results of Operations-Continuing Operations":

- Revenues increased $16.3 million, or 6.2%. Rooms revenues increased $10.5 million, or 5.3%, as ADR rose 3.8% and occupancy grew 1.5%. Food and beverage revenues increased $5.1 million, or 9.2%, boosted by the successful implementation of our food and beverage and profitability initiatives.
- Operating income declined $4.2 million. Impairment charges increased $6.1 million. Of this amount, $5.2 million was related to the write-down of three of the nine hotels that we identified for sale in December 2007 to their estimated fair values. Since the assets did not meet the held for sale criteria of SFAS No. 144 until January 2008, the assets remained in our held for use portfolio as of December 31, 2007. Accordingly, the impairment charge was recorded in continuing operations in 2007. Casualty gains decreased $1.0 million due to the wind-down of our insurance claim activity related to our hurricane-damaged hotels. Additionally, the Company incurred a $1.2 million restructuring charge in 2007 in conjunction with a cost-saving initiative to improve future profitability. These factors more than offset our improved operating performance driven by

sales and profitability initiatives. We also benefited from a $1.2 million reduction in the provision for our self-insured workers compensation, general liability and automobile programs. The reduction, which was allocated to several line items in our statement of operations based on the underlying cost, resulted primarily from lower expenditures than previously estimated.

Overview of Discontinued Operations

In November 2006, we announced a strategic initiative to reconfigure our hotel portfolio. We redefined our held for use portfolio, which contains 44 hotels with 8,116 rooms (including the Holiday inn Marietta, GA hotel, which is currently closed following a fire). In accordance with this strategy, we sold 23 hotels during 2007.

The consolidated statements of operations for discontinued operations for the years ended 2007, 2006 and 2005 include the results of operations for the 2 hotels that were held for sale at December 31, 2007, as well as all properties that have been sold in accordance with SFAS No. 144.

The assets held for sale at December 31, 2007 and December 31, 2006 and the liabilities related to these assets are separately disclosed in the Condensed Consolidated Balance Sheets. Among other criteria, we classify an asset as held for sale if we expect to dispose of it within one year, we have initiated an active marketing plan to sell the asset at a reasonable price and it is unlikely that significant changes to the plan to sell the asset will be made. While we believe that the completion of these dispositions is probable, the sale of these assets is subject to market conditions and we cannot provide assurance that we will finalize the sale of all or any of these assets on favorable terms or at all. We believe that all our held for sale assets as of December 31, 2007 remain properly classified in accordance with SFAS No. 144.

Where the carrying values of the assets held for sale exceeded the estimated fair values, net of selling costs, we reduced the carrying values and recorded impairment charges. During the year ended December 31, 2007, we recorded impairment charges of $4.7 million on assets held for sale.

Our continuing operations reflect the results of operations of those hotels which we are likely to retain in our portfolio for the foreseeable future as well as those assets which do not currently meet the held for sale criteria of SFAS No. 144. We periodically evaluate the assets in our portfolio to ensure they continue to meet our performance objectives. Accordingly, from time to time, we could identify other assets for disposition.

For the 23 hotels sold in 2007, the total revenues for the year ended December 31, 2007 were $34.8 million, the direct operating expenses were $14.8 million, and the other hotel operating expenses were $23.6 million.

Critical Accounting Policies and Estimates

Our financial statements are prepared in accordance with generally accepted accounting principles ("GAAP"). As we prepare our financial statements, we make estimates and assumptions which affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from our estimates. A summary of our significant accounting policies is included in Note 1 of the notes to our consolidated financial statements. We consider the following to be our critical accounting policies and estimates:

Consolidation policy — All of our hotels are owned by operating subsidiaries. We consolidate the assets, liabilities and results of operations of those hotels where we own at least 50% of the voting equity interest and we exercise significant control. All of the subsidiaries are wholly-owned except for one joint venture, which meets the criteria for consolidation.

When we consolidate a hotel in which we own less than 100% of the voting equity interest, we include the assets and liabilities of the hotel in our consolidated balance sheet. The third party interest in the net assets of the hotel is reported as minority interest on our consolidated balance sheet. In addition, our consolidated statement of operations reflects the full revenues and expenses of the hotel and the third party portion of the net income or loss is reported as minority interest in our consolidated statements of operations. If the loss applicable to the minority interest exceeds the minority's equity, we report the entire loss in our consolidated statement of operations.

Deferral policy — We defer franchise application fees on the acquisition or renewal of a franchise as well as loan origination costs related to new or renewed loan financing arrangements. Deferrals relating to the acquisition or renewal of a franchise are amortized on a straight-line basis over the period of the franchise agreement. We amortize deferred financing costs over the term of the loan using the effective interest method. The effective interest method incorporates the present values of future cash outflows and the effective yield on the debt in determining the amortization of loan fees. At December 31, 2007, these deferrals totaled $4.1 million for our held for use hotels. If we were to write-off these expenses in the year of payment, our operating expenses in those years would be significantly higher and lower in other years covered in the related agreement.

Asset impairment — We invest significantly in real estate assets. Property and equipment for our held for use assets represent 80.0% of the total assets on our consolidated balance sheet at December 31, 2007. Accordingly, our policy on asset impairment is considered a critical accounting estimate. Management periodically evaluates the Company's property and equipment to determine whether events or changes in circumstances indicate that a possible impairment in the carrying values of the assets has occurred. As part of this evaluation, and in accordance with SFAS No. 144, we classify our properties into two categories: "assets held for sale" and "assets held for use".

We consider an asset held for sale when the following criteria per SFAS No. 144 are met:

1. Management commits to a plan to sell the asset;
2. The asset is available for immediate sale in its present condition;
3. An active marketing plan to sell the asset has been initiated at a reasonable price;
4. The sale of the asset is probable within one year; and
5. It is unlikely that significant changes to the plan to sell the asset will be made.

Upon designation of an asset as held for sale, we record the carrying value of the asset at the lower of its carrying value or its estimated fair value (which is determined after consultation with independent real estate brokers) less estimated selling costs, and we cease depreciation of the asset. The fair values of the assets held for sale are based on the estimated selling prices. We determine the estimated selling prices with the assistance of independent real estate brokers. The estimated selling costs are generally based on our experience with similar asset sales. We record impairment charges and write down respective hotel assets if their carrying values exceed the estimated selling prices less costs to sell. During 2007, we recorded $4.7 million of impairment losses on 5 hotels held for sale. During 2006, we recorded $23.1 million of impairment losses on 16 hotels held for sale.

With respect to assets held for use, we estimate the undiscounted cash flows to be generated by these assets. We then compare the estimated undiscounted cash flows for each hotel with their respective carrying values to determine if there are indicators of impairment. The carrying value of a long-lived asset is considered for impairment when the estimated undiscounted cash flows to be generated by the asset over its estimated useful life are less than the asset's carrying value. For those assets where there are indicators of impairment, we determine the estimated fair values of these assets using broker valuations or appraisals. The broker valuations of fair value normally use the "cap rate" approach of estimated cash flows, a "per key" approach or a "room revenue multiplier" approach for determining fair value. If the estimated fair value exceeds the asset's carrying value, no adjustment is generally recorded. Additionally, if an asset is replaced prior to the end of its useful life, the remaining net book value is recorded as an impairment loss. During 2007, we recorded $6.8 million of impairment losses. Of this amount, $1.6 million related to the write-off of assets that were replaced and had remaining book value. The remaining $5.2 million represented the write-down of three of our held for use hotels to their estimated fair values. These three hotels were part of the nine hotels that management identified for sale in December 2007. Since the assets did not meet the held for sale criteria of SFAS No. 144 until January 2008, the assets were classified as held for use as of December 31, 2007 and the related impairment charges were classified in continuing operations. During 2006, we recorded $0.8 million of impairment losses to write-off assets that were replaced in 2006 and had remaining book value.

Accrual of self-insured obligations — We are self-insured up to certain amounts for employee medical, employee dental, property insurance, general liability insurance, personal injury claims, workers' compensation, automobile liability and other coverages. We establish reserves for our estimates of the loss that we will ultimately incur on reported claims as well as estimates for claims that have been incurred but not yet reported. Our reserves, which are reflected in other accrued liabilities on our consolidated balance sheet, are based on actuarial valuations and our history of claims. Our actuaries incorporate historical loss experience and judgments about the present and expected levels of costs per claim. Trends in actual experience are an important factor in the determination of these estimates. We believe that our estimated reserves for such claims are adequate; however, actual experience in claim frequency and amount could materially differ from our estimates and adversely affect our results of operations, cash flow, liquidity and financial condition. As of December 31, 2007, our reserve balance related to these self-insured obligations was $12.2 million.

Income Statement Overview

The discussion below focuses primarily on our continuing operations. In the continuing operations discussions, we compare the results of operations for the last three years for the 44 consolidated hotels that, as of December 31, 2007, are classified as assets held for use.

Revenues

We categorize our revenues into the following three categories:

- Room revenues — derived from guest room rentals;
- Food and beverage revenues — derived from hotel restaurants, room service, hotel catering and meeting room rentals; and
- Other revenues — derived from guests' long-distance telephone usage, laundry services, parking services, in-room movie services, vending machine commissions, leasing of hotel space and other miscellaneous revenues.

Transient revenues, which accounted for approximately 71% of our 2007 room revenues, are revenues derived from individual guests who stay only for brief periods of time without a long-term contract. Demand from groups made up approximately 23% of our 2007 room revenues while our contract revenues (such as contracts with airlines for crew rooms) accounted for the remaining 6%.

We believe revenues in the hotel industry are best explained by the following four key performance indicators:

- Occupancy — computed by dividing total room nights sold by the total available room nights;
- Average Daily Rate (ADR) — computed by dividing total room revenues by total room nights sold; and
- Revenue per available room (RevPAR) — computed by dividing total room revenues by total available room nights. RevPAR can also be obtained by multiplying the occupancy by the ADR.
- RevPAR Index — computed by dividing Lodgian's RevPAR performance by the industry (or market) RevPAR performance which is a measure of market share.

To obtain available room nights for a year, we multiply the number of rooms in our portfolio by the number of days the hotel was open during the year. We have adjusted available rooms accordingly, for the Holiday Inn Arden Hills, St. Paul, MN hotel which was closed in 2007, the Holiday Inn Marietta, GA hotel, which closed following a fire in January 2006, the Crowne Plaza Melbourne, FL hotel, which was closed throughout 2005 due to hurricane renovations, and the Crowne Plaza West Palm Beach, FL hotel which reopened on December 29, 2005 after the completion of hurricane repairs.

These measures are influenced by a variety of factors including national, regional and local economic conditions, the degree of competition with other hotels in the area and changes in travel patterns. The demand for accommodations is also affected by normally recurring seasonal patterns and most of our hotels experience lower occupancy levels in the fall and winter months, November through February, which generally results in lower revenues, lower net income and less cash flow during these months.

Operating expenses

Operating expenses fall into the following categories:

- Direct operating expenses — these expenses tend to vary with available rooms and occupancy. However, hotel level expenses contain significant elements of fixed costs and, therefore, do not decline proportionately with revenues. Direct expenses are further categorized as follows:

  - Room expenses — expenses incurred in generating room revenues;

  - Food and beverage expenses — expenses incurred in generating food and beverage revenues; and

  - Other direct expenses — expenses incurred in generating the revenue activities classified in "other revenue";

We use certain "non-GAAP financial measures," which are measures of our historical financial performance that are not calculated and presented in accordance with GAAP, within the meaning of applicable SEC rules. For instance, we use the term direct operating contribution to mean revenues less direct operating expenses as presented in the consolidated statement of operations. We assess profitability by measuring changes in our direct operating contribution and direct operating contribution percentage, which is direct operating contribution as a percentage of the applicable revenue source. These measures assist management in distinguishing whether increases or decreases in revenues and/or expenses are due to growth or decline of operations or from other factors. We believe that direct operating contribution, when combined with the presentation of GAAP operating income, revenues and expenses, provide useful information to management.

- Other hotel operating expenses — these expenses include salaries for hotel management, advertising and promotion, franchise fees, repairs and maintenance and utilities;

- Property and other taxes, insurance and leases — these expenses include equipment, ground and building rentals, insurance, and property, franchise and other taxes;

- Corporate and other — these expenses include corporate salaries and benefits, legal, accounting and other professional fees, directors' fees, costs for office space and information technology costs. Also included are costs related to compliance with Sarbanes-Oxley legislation;

- Casualty (gains) losses, net — these expenses include hurricane and other repair costs and charges related to the assets written off that were damaged, netted against any gains realized on the final settlement of property damage claims;

- Depreciation and amortization — depreciation of fixed assets (primarily hotel assets) and amortization of deferred franchise fees; and

- Impairment of long-lived assets — charges which were required to write down the carrying values of long-lived assets to their fair values on assets where the estimated undiscounted cash flows over the life of the asset were less than the carrying value of the asset.

Non-operating items

Non-operating items include:

- Business interruption insurance proceeds represent insurance proceeds for lost profits as a result of a business shutdown. Our 2007 business interruption proceeds relate primarily to the recovery of lost profits and reimbursement for additional expenses incurred at the Holiday Inn Hotel & Suites Marietta, which was closed as a result of a fire in January 2006.

- Interest expense and other financing costs represent interest expense, which includes amortization of deferred loan costs;

Direct operating expenses — Continuing Operations

	2007	2006	Increase (decrease)		% of Total Revenues 2007	% of Total Revenues 2006
		($ in thousands)				
Direct operating expenses:						
Rooms	$ 53,161	$ 51,272	$ 1,889	3.7%	19.1%	19.6%
Food and beverage	41,796	39,623	2,173	5.5%	15.0%	15.1%
Other	6,286	6,161	125	2.0%	2.3%	2.4%
Total direct operating expenses	$101,243	$ 97,056	$ 4,187	4.3%	36.4%	37.1%
Direct operating contribution (by revenue source):						
Rooms	$155,061	$146,447	$ 8,614	5.9%		
Food and beverage	19,102	16,169	2,933	18.1%		
Other	2,673	2,113	560	26.5%		
Total direct operating contribution	$176,836	$164,729	$12,107	7.3%		
Direct operating contribution% (by revenue source):						
Rooms	74.5%	74.1%				
Food and beverage	31.4%	29.0%				
Other	29.8%	25.5%				
Total direct operating contribution	63.6%	62.9%				

Rooms expenses increased $1.9 million, or 3.7%. Room expenses on a cost per occupied room ("POR") basis increased from $26.17 in 2006 to $26.76 in 2007, an increase of 2.3%, primarily as a result of higher fee-based expenses including credit card and other commissions driven by revenue growth. Additionally, payroll costs on a POR basis increased 1.0%, because of performance incentives. Direct operating contribution for rooms increased $8.6 million, a growth rate of 5.9%. The increase in direct operating contribution is attributable to the realization of our labor management initiatives.

Food and beverage expenses increased $2.2 million, or 5.5%, driven primarily by higher food and beverage revenues. Food and beverage direct operating contribution grew $2.9 million, or 18.1%, largely as a result of the successful deployment of our revenue growth and labor management initiatives.

Other expenses grew $0.1 million, or 2.0%, while the related direct operating contribution rose $0.6 million, an increase of 26.5%. In total, direct operating contribution increased $12.1 million, or 7.3%. As a percentage of total revenue, direct operating contribution expanded 70 basis points, from 62.9% to 63.6%.

Operating expenses

Operating expenses fall into the following categories:

- Direct operating expenses — these expenses tend to vary with available rooms and occupancy. However, hotel level expenses contain significant elements of fixed costs and, therefore, do not decline proportionately with revenues. Direct expenses are further categorized as follows:
  - Room expenses — expenses incurred in generating room revenues;
  - Food and beverage expenses — expenses incurred in generating food and beverage revenues; and
  - Other direct expenses — expenses incurred in generating the revenue activities classified in "other revenue";

We use certain "non-GAAP financial measures," which are measures of our historical financial performance that are not calculated and presented in accordance with GAAP, within the meaning of applicable SEC rules. For instance, we use the term direct operating contribution to mean revenues less direct operating expenses as presented in the consolidated statement of operations. We assess profitability by measuring changes in our direct operating contribution and direct operating contribution percentage, which is direct operating contribution as a percentage of the applicable revenue source. These measures assist management in distinguishing whether increases or decreases in revenues and/or expenses are due to growth or decline of operations or from other factors. We believe that direct operating contribution, when combined with the presentation of GAAP operating income, revenues and expenses, provide useful information to management.

- Other hotel operating expenses — these expenses include salaries for hotel management, advertising and promotion, franchise fees, repairs and maintenance and utilities;
- Property and other taxes, insurance and leases — these expenses include equipment, ground and building rentals, insurance, and property, franchise and other taxes;
- Corporate and other — these expenses include corporate salaries and benefits, legal, accounting and other professional fees, directors' fees, costs for office space and information technology costs. Also included are costs related to compliance with Sarbanes-Oxley legislation;
- Casualty (gains) losses, net — these expenses include hurricane and other repair costs and charges related to the assets written off that were damaged, netted against any gains realized on the final settlement of property damage claims;
- Depreciation and amortization — depreciation of fixed assets (primarily hotel assets) and amortization of deferred franchise fees; and
- Impairment of long-lived assets — charges which were required to write down the carrying values of long-lived assets to their fair values on assets where the estimated undiscounted cash flows over the life of the asset were less than the carrying value of the asset.

Non-operating items

Non-operating items include:

- Business interruption insurance proceeds represent insurance proceeds for lost profits as a result of a business shutdown. Our 2007 business interruption proceeds relate primarily to the recovery of lost profits and reimbursement for additional expenses incurred at the Holiday Inn Hotel & Suites Marietta, which was closed as a result of a fire in January 2006.
- Interest expense and other financing costs represent interest expense, which includes amortization of deferred loan costs;

- Interest income;
- Minority interests — our equity partner's share of the income or loss of the hotel owned by joint venture that we consolidate.

Results of Operations — Continuing Operations

Results of operations for the twelve months ended December 31, 2007 and December 31, 2006

Revenues — Continuing Operations

	2007	2006	Increase (decrease)	
	($ in thousands)			
Revenues:				
Rooms	$208,222	$197,719	$10,503	5.3%
Food and beverage	60,898	55,792	5,106	9.2%
Other	8,959	8,274	685	8.3%
Total revenues	278,079	261,785	$16,294	6.2%
Occupancy	68.4%	67.5%		1.5%
ADR	$ 105.29	$ 101.47	$ 3.81	3.8%
RevPAR	$ 72.00	$ 68.45	$ 3.55	5.2%

Rooms revenues increased $10.5 million, or 5.3%, driven by a 3.8% increase in ADR and a 1.5% increase in occupancy. Our RevPAR index grew 0.9% from 98.4% in 2006 to 99.3% to 2007, excluding the hotel that closed in January 2006 following a fire. Our RevPAR index increased 2.7% to 102.3%, excluding the hotels under renovation during 2006 and 2007 and the closed hotel.

Food and beverage revenues increased $5.1 million, or 9.2%, driven by the successful execution of initiatives to improve our food and beverage operations. Other revenues grew $0.7 million, or 8.3%, largely as a result of new programs offered at our beachfront and resort hotels.

Revenue growth was negatively impacted by displacement. Displacement refers to lost revenues and profits due to rooms being out of service as a result of renovation. Revenue is considered "displaced" only when a hotel has sold all available rooms and denies additional reservations due to rooms out of service. The Company feels this method is conservative, as it does not include estimated "soft" displacement costs associated with a renovation. During a renovation, there is significant disruption of normal business operations. In many cases, renovations result in the relocation of front desk operations, restaurant and bar services, and meeting rooms. In addition, the construction activity itself can be disruptive to our guests. As a result, guests may depart earlier than planned due to the disruption caused by the renovation work, local customers or frequent guests may choose an alternative hotel during the renovation, and local groups may not solicit the hotel to house their groups during renovations. These "soft" displacement costs are difficult to quantify and are excluded from our displacement calculation. Total revenue displacement during the twelve months ended December 31, 2007 for the six hotels under renovation was $1.9 million. The largest amount of this displacement occurred at our former Holiday Inn Select DFW Airport hotel, which was recently converted to a Wyndham hotel and is undergoing an extensive renovation. Total revenue displacement for the twelve months ended December 31, 2006 was $0.3 million.

The table below shows our occupancy, ADR, RevPAR and RevPAR Index (market share) for our continuing operations hotels for the twelve months ended December 31, 2007 and 2006. We have presented this information in subsets to illustrate the impact of the hotel closed in January 2006 due to fire, renovations underway and completed, and branding.

Hotel Count	Room Count		2007	2006	Increase (decrease)	
43	7,923	**All Continuing Operations less one hotel closed in 2006 due to fire**				
		Occupancy	68.4%	67.4%		1.5%
		ADR	$105.29	$101.54	$ 3.75	3.7%
		RevPAR	$ 72.00	$ 68.48	$ 3.52	5.1%
		RevPAR Index	99.3%	98.4%		0.9%
36	6,419	**Continuing Operations less one hotel closed in 2006 due to fire and hotels under renovation in 2006 and 2007**				
		Occupancy	69.7%	66.9%		4.2%
		ADR	$103.56	$101.06	$ 2.50	2.5%
		RevPAR	$ 72.22	$ 67.64	$ 4.58	6.8%
		RevPAR Index	102.3%	99.6%		2.7%
10	2,259	**Hotels completing major renovations in 2005 and 2006**				
		Occupancy	71.6%	65.6%		9.1%
		ADR	$109.86	$109.71	$ 0.15	0.1%
		RevPAR	$ 78.63	$ 71.98	$ 6.65	9.2%
		RevPAR Index	97.5%	93.4%		4.4%
12	1,398	**Marriott Hotels**				
		Occupancy	71.1%	72.5%		(1.9)%
		ADR	$113.72	$106.59	$ 7.13	6.7%
		RevPAR	$ 80.81	$ 77.31	$ 3.50	4.5%
		RevPAR Index	112.9%	114.2%		(1.1)%
4	777	**Hilton Hotels**				
		Occupancy	67.2%	64.7%		3.9%
		ADR	$107.15	$104.47	$ 2.68	2.6%
		RevPAR	$ 72.04	$ 67.57	$ 4.47	6.6%
		RevPAR Index	95.1%	91.3%		4.2%
23	4,958	**IHG Hotels less one hotel closed in 2006 due to fire**				
		Occupancy	69.0%	66.1%		4.4%
		ADR	$104.95	$101.49	$ 3.46	3.4%
		RevPAR	$ 72.45	$ 67.11	$ 5.34	8.0%
		RevPAR Index	100.4%	97.4%		3.1%
3	685	**Other Brands(1)**				
		Occupancy	61.6%	71.0%		(13.2)%
		ADR	$ 93.62	$ 94.88	$(1.26)	(1.3)%
		RevPAR	$ 57.70	$ 67.41	$(9.71)	(14.4)%
		RevPAR Index	73.2%	85.9%		(14.8)%

(1) Other Brands include the Wyndham DFW Airport North, which was under renovation and brand conversion during 2007 and experienced a significant amount of displacement, as well as the Radisson New Orleans Airport Hotel in Kenner, LA which, experienced a dramatic increase in 2006 (and decrease in 2007) in occupancy and ADR as a result of Hurricane Katrina.

Direct operating expenses — Continuing Operations

	2007	2006	Increase (decrease)		% of Total Revenues 2007	% of Total Revenues 2006
			($ in thousands)			
Direct operating expenses:						
Rooms	$ 53,161	$ 51,272	$ 1,889	3.7%	19.1%	19.6%
Food and beverage	41,796	39,623	2,173	5.5%	15.0%	15.1%
Other	6,286	6,161	125	2.0%	2.3%	2.4%
Total direct operating expenses	$101,243	$ 97,056	$ 4,187	4.3%	36.4%	37.1%
Direct operating contribution (by revenue source):						
Rooms	$155,061	$146,447	$ 8,614	5.9%		
Food and beverage	19,102	16,169	2,933	18.1%		
Other	2,673	2,113	560	26.5%		
Total direct operating contribution	$176,836	$164,729	$12,107	7.3%		
Direct operating contribution% (by revenue source):						
Rooms	74.5%	74.1%				
Food and beverage	31.4%	29.0%				
Other	29.8%	25.5%				
Total direct operating contribution	63.6%	62.9%				

Rooms expenses increased $1.9 million, or 3.7%. Room expenses on a cost per occupied room ("POR") basis increased from $26.17 in 2006 to $26.76 in 2007, an increase of 2.3%, primarily as a result of higher fee-based expenses including credit card and other commissions driven by revenue growth. Additionally, payroll costs on a POR basis increased 1.0%, because of performance incentives. Direct operating contribution for rooms increased $8.6 million, a growth rate of 5.9%. The increase in direct operating contribution is attributable to the realization of our labor management initiatives.

Food and beverage expenses increased $2.2 million, or 5.5%, driven primarily by higher food and beverage revenues. Food and beverage direct operating contribution grew $2.9 million, or 18.1%, largely as a result of the successful deployment of our revenue growth and labor management initiatives.

Other expenses grew $0.1 million, or 2.0%, while the related direct operating contribution rose $0.6 million, an increase of 26.5%. In total, direct operating contribution increased $12.1 million, or 7.3%. As a percentage of total revenue, direct operating contribution expanded 70 basis points, from 62.9% to 63.6%.

Other operating expenses — Continuing Operations

	2007	2006	Increase (decrease)		% of Total Revenues 2007	% of Total Revenues 2006
			($ in thousands)			
Other operating expenses:						
Other hotel operating costs						
General and administrative	$ 17,459	$ 15,650	$ 1,809	11.6%	6.3%	6.0%
Advertising and promotion	14,828	12,819	2,009	15.7%	5.3%	4.9%
Franchise fees	19,761	18,547	1,214	6.5%	7.1%	7.1%
Repairs and maintenance	13,017	13,059	(42)	(0.3)%	4.7%	5.0%
Utilities	14,965	14,436	529	3.7%	5.4%	5.5%
Other expenses	607	188	419	222.9%	0.2%	0.1%
Total other hotel operating expenses	80,637	74,699	5,938	7.9%	29.0%	28.5%
Property and other taxes, insurance and leases	20,684	20,793	(109)	(0.5)%	7.4%	7.9%
Corporate and other	21,454	20,760	694	3.3%	7.7%	7.9%
Casualty (gains), net	(1,867)	(2,888)	1,021	35.4%	(0.7)%	(1.1)%
Restructuring	1,232	—	1,232	n/m	0.4%	0.0%
Depreciation and amortization	32,145	30,718	1,427	4.6%	11.6%	11.7%
Impairment of long-lived assets	6,819	758	6,061	799.6%	2.5%	0.3%
Total other operating expenses	$161,104	$144,840	$16,264	11.2%	57.9%	55.3%
Total operating expenses	$262,347	$241,896	$20,451	8.5%	94.3%	92.4%
Operating income	$ 15,732	$ 19,889	$(4,157)	(20.9)%	5.7%	7.6%

Other hotel operating costs increased $5.9 million, or 7.9%. The increase is a result of the following:

- General and administrative costs increased $1.8 million. As a percent of revenues, general and administrative expenses increased 30 basis points in 2007 to 6.3%. The increase was due in large part to higher payroll costs (fewer vacant positions and higher caliber employees), legal and other professional fees, relocation, and travel and training costs.

- Advertising and promotion costs increased $2.0 million, or 15.7%. As a percentage of revenue, advertising and promotional costs increased 40 basis points from 4.9% in 2006 to 5.3% in 2007. The increase is largely attributable to staffing related to sales and marketing programs designed to drive higher revenues.

- Franchise fees increased $1.2 million, or 6.5%, primarily as a result of revenue growth. As a percentage of revenues, franchise fees remained flat year over year at 7.1%.

- Repairs and maintenance expenses were essentially flat to the prior year, resulting from improved preventive maintenance programs and the execution of our capital expenditures plan. As a percentage of total revenues, repairs and maintenance costs decreased 30 basis points from 5.0% in 2006 to 4.7% in 2007.

- Utilities costs increased $0.5 million, or 3.7%. This increase is driven largely by higher occupancy. As a percentage of total revenues, utilities costs decreased 10 basis points to 5.4% in 2007.

Property and other taxes, insurance and leases decreased $0.1 million in 2007 and decreased 50 basis points as a percentage of revenues, to 7.4%. The decrease was due largely to lower property insurance premiums and lower claims associated with our self-insurance programs.

Corporate and other expenses increased $0.6 million, or 3.3%, due largely to the following:

- In January 2007, we announced a review of strategic alternatives to enhance shareholder value. During 2007, we incurred $1.5 million in related costs. Similar costs were not incurred in 2006.

- $0.4 million related to the amortization of non-vested stock awards granted to our Board of Directors in February 2007. Two members of the Board did not stand for reelection at the April 2007 annual meeting of stockholders. In addition, one Board member resigned in August 2007 and another Board member resigned in December 2007. The Board of Directors elected to accelerate the vesting of the awards for all four of these members and the related expense was recorded. The stock awarded to the remaining members of our Board of Directors is being amortized over a three-year vesting period at an annualized rate of $0.1 million.
- These increases in costs were largely offset by lower payroll and related expenses primarily as a result of the August 2007 restructuring plan.

Casualty (gains) losses, net represent costs related to hurricane and other property damage, offset by gains related to the final settlement of the related property damage claims. In 2007, we recognized total net gains of $1.9 million related to the settlement of a property damage claim at our Radisson New Orleans Airport hotel, which was damaged in 2005 by Hurricane Katrina.

In August 2007, we announced cost-reduction initiatives to improve future operating performance. These initiatives resulted in position eliminations in the Company's corporate and regional staff as well as reductions in hotel staff at certain locations. As a result, we incurred restructuring costs totaling $1.2 million, which included severance and related costs. All of the terminations were completed and the related costs were paid as of December 31, 2007.

Depreciation and amortization expenses increased $1.4 million, or 4.6%, driven by the completion of several renovation projects in 2006 and 2007. In accordance with generally accepted accounting principles, we begin recognizing depreciation expense when the asset is placed in service.

During 2007, we recorded $6.8 million of impairment losses. Of this amount, $1.6 million related to the write-off of assets that were replaced but had remaining book value. The remaining $5.2 million represented the write-down of three of our held for use hotels to their estimated fair values. These three hotels were part of the nine hotels that management identified for sale in December 2007. Since the assets did not meet the held for sale criteria of SFAS No. 144 until January 2008, the assets were classified as held for use as of December 31, 2007 and the related impairment charges were classified in continuing operations. During 2006, we recorded $0.8 million of impairment losses to write-off assets that were replaced in 2006 and had remaining book value.

Non-operating income (expenses) — Continuing Operations

	2007	2006	Increase (decrease)	
		($ in thousands)		
Non-operating income (expenses):				
Business interruption proceeds	$ 571	$ 3,931	$(3,360)	(85.5)%
Interest income and other	4,014	2,607	1,407	54.0%
Interest expense	(26,030)	(25,348)	682	2.7%
Loss on debt extinguishment	(3,411)	—	3,411	n/m
Minority interests	(421)	295	(716)	(242.7)%

Business interruption proceeds represent funds received or amounts for which proofs of loss have been signed. Business interruption proceeds in 2007 were recorded for the Holiday Inn Marietta, GA which closed in January 2006 as the result of a fire. The hotel remains closed.

Interest income and other increased $1.4 million, or 54%, due to higher balances in our interest-bearing and escrow accounts throughout the year as well as higher interest rates.

Interest expense increased $0.7 million following the refinancing that occurred in April 2007. We entered into a $130 million loan agreement with Goldman Sachs Commercial Mortgage Capital, L.P., defeased the entire $67.7 million balance of the Merrill Lynch Fixed Rate #2 Loan, and paid off the $55.8 million Merrill Lynch Floating Rate Loan. The refinancing decreased our overall interest expense, but resulted in higher interest expense for continuing operations and lower interest expense for discontinued operations based on the respective hotels that were encumbered by the debt facilities.

The $3.4 million loss on debt extinguishment was a result of the April 2007 refinancing.

Minority interests represent the third party owners' share of the net income (losses) of the joint ventures in which we have (or had) a controlling interest during the period. We recorded $0.4 million in minority interest expense in 2007, which represented our joint venture partners' interests in the Radisson New Orleans Airport Plaza, LA and the Crowne Plaza Melbourne, FL through the dates on which we acquired our joint venture partners' interests in 2007. In 2006, we recorded $0.3 million in minority interest income as these hotels experienced losses in 2006. We currently have an ownership interest in one of our hotels through a joint venture. The cumulative losses exceed the joint venture partner's interest. Thus, no minority interest expense or income was recorded in 2007.

Results of operations for the twelve months ended December 31, 2006 and December 31, 2005

Revenues — Continuing Operations

	2006	2005	Increase (decrease)	
		($ in thousands)		
Revenues:				
Rooms	$197,719	$168,028	$29,691	17.7%
Food and beverage	55,792	46,869	8,923	19.0%
Other	8,274	7,865	409	5.2%
Total revenues	261,785	222,762	$39,023	17.5%
Occupancy	67.5%	65.9%		2.4%
ADR	$ 101.47	$ 91.51	$ 9.96	10.9%
RevPAR	$ 68.45	$ 60.35	$ 8.10	13.4%

Room revenues increased $29.7 million, or 17.7% due to higher rooms sold (up 6.1%) and ADR (up 10.9%). The increase in rooms sold was driven by a 2.4% increase in occupancy (rooms sold as a percentage of available rooms) and a 3.7% increase in available rooms. The increase in available rooms was due to the reopening of two hotels. Our Crowne Plaza Hotels in West Palm Beach and Melbourne, FL, which were closed due to hurricane damage, reopened in late December 2005 and January 2006, respectively. The increase in occupancy was attributable in part to lowered occupancy in 2005 caused by displacement. In addition to the two hotels in Florida, eight other continuing operations hotels underwent major renovations in 2005. For the year ended December 31, 2005, room revenue displacement for the 10 hotels was $15.9 million and total revenue displacement was $21.1 million. Excluding the impact of 2005 displacement, room revenues increased $13.8 million, or 7.5%. The growth in ADR and occupancy were partially offset by the closure of one hotel in January 2006 due to a fire.

Revenue is considered "displaced" only when a hotel has sold all available rooms and denies additional reservations due to rooms being out of order. We feel this method is conservative, as it does not include estimated other or "soft" displacement associated with a renovation; for example, guests who depart earlier than planned due to the disruption caused by the renovation work, local customers or frequent guests who may choose an alternative hotel during the renovation, or local groups that may not choose to use the hotel to house their groups during renovations.

Food and beverage revenues increased $8.9 million, or 19.0% due largely to the reopening of the Crowne Plaza hotels in West Palm Beach and Melbourne, FL. Excluding these two hotels, food and beverage revenues increased $4.2 million, or 8.9%, driven by initiatives to improve our food and beverage operations.

Other revenues increased $0.4 million due to the reopening of our two Crowne Plaza hotels in Florida. Excluding these two hotels, other revenues remained constant year over year.

Direct operating expenses — Continuing Operations

	2006	2005	Increase (decrease) ($ in thousands)		% of Total Revenues 2006	% of Total Revenues 2005
Direct operating expenses:						
Rooms	$ 51,272	$ 45,028	$ 6,244	13.9%	19.6%	20.2%
Food and beverage	39,623	33,114	6,509	19.7%	15.1%	14.9%
Other	6,161	6,019	142	2.4%	2.4%	2.7%
Total direct operating expenses	$ 97,056	$ 84,161	$12,895	15.3%	37.1%	37.8%
Direct operating contribution (by revenue source):						
Rooms	$146,447	$123,000	$23,447	19.1%		
Food and beverage	16,169	13,755	2,414	17.5%		
Other	2,113	1,846	267	14.5%		
Total direct operating contribution	$164,729	$138,601	$26,128	18.9%		
Direct operating contribution% (by revenue source):						
Rooms	74.1%	73.2%				
Food and beverage	29.0%	29.3%				
Other	25.5%	23.5%				
Total direct operating contribution	62.9%	62.2%				

Room expenses increased $6.2 million, or 13.9%. Room expenses on a cost per occupied room basis increased from $24.52 in 2005 to $26.31 in 2006, an increase of 7.3%, primarily as a result of higher travel agent and credit card commissions driven by the increase in room revenue. Additionally, payroll costs on a per occupied room basis increased 4.9%, driven largely by higher rooms sold. Direct operating contribution for rooms increased $23.4 million, a growth rate of 19.1%. Direct operating rooms margin as a percentage of revenue increased from 73.2% to 74.1%, an increase of 90 basis points.

Food and beverage expenses increased $6.5 million, or 19.7%, driven primarily by higher food and beverage revenues. The food and beverage direct operating contribution declined 30 basis points from 29.3% in 2005 to 29.0% in 2006 as a result of ramp-up expenses at our Crowne Plaza hotels in West Palm Beach and Melbourne, FL and the closure of one hotel due to a fire. Excluding these three hotels, food and beverage direct operating contribution as a percentage of food and beverage revenue remained unchanged at 30.1%.

Total direct operating expenses increased $12.9 million, while total revenues increased $39.0 million. Direct operating contribution increased $26.1 million, or 18.9%. Total direct operating contribution as a percentage of total revenues improved from 62.2% in 2005 to 62.9% in 2006.

Other operating expenses — Continuing Operations

	2006	2005	Increase (decrease)		% of Total Revenues 2006	% of Total Revenues 2005
			($ in thousands)			
Other operating expenses:						
Other hotel operating costs						
General and administrative	$ 15,650	$ 15,110	$ 540	3.6%	6.0%	6.8%
Advertising and promotion	12,819	11,171	1,648	14.8%	4.9%	5.0%
Franchise fees	18,547	15,578	2,969	19.1%	7.1%	7.0%
Repairs and maintenance	13,059	11,753	1,306	11.1%	5.0%	5.3%
Utilities	14,436	13,215	1,221	9.2%	5.5%	5.9%
Other expenses	188	405	(217)	(53.6)%	0.1%	0.2%
Total other hotel operating expenses	74,699	67,232	7,467	11.1%	28.5%	30.2%
Property and other taxes, insurance and leases	20,793	16,751	4,042	24.1%	7.9%	7.5%
Corporate and other	20,760	20,016	744	3.7%	7.9%	9.0%
Casualty (gains) losses, net	(2,888)	(28,464)	25,576	89.9%	(1.1)%	(12.8)%
Depreciation and amortization	30,718	22,040	8,678	39.4%	11.7%	9.9%
Impairment of long-lived assets	758	1,244	(486)	(39.1)%	0.3%	0.6%
Total other operating expenses	$144,840	$ 98,819	$ 46,021	46.6%	55.3%	44.4%
Total operating expenses	$241,896	$182,980	$ 58,916	32.2%	92.4%	82.1%
Operating income	$ 19,889	$ 39,782	$(19,893)	(50.0)%	7.6%	17.9%

Other hotel operating costs increased $7.5 million, or 11.1%, but declined as a percentage of revenue. The increase is a result of the following:

- Franchise fees increased $3.0 million, or 19.1%, primarily as a result of revenue growth. As a percentage of revenues, franchise fees increased slightly from 7.0% in 2005 to 7.1% in 2006.
- Advertising and promotion costs increased $1.6 million, or 14.8%. As a percentage of revenue, advertising and promotional costs declined 10 basis points to 4.9%. Payroll costs were up $1.0 million due to the reopening of the West Palm Beach and Melbourne, Florida Crowne Plaza hotels as well as increased staffing related to marketing and sales programs designed to drive higher revenues;
- Repairs and maintenance expenses were increased $1.3 million, or 11.1%, primarily because of several large repair projects, as well as higher automobile fuel costs associated with our fleet of vans. As a percentage of total revenues, repairs and maintenance costs decreased 30 basis points from 5.3% in 2005 to 5.0% in 2006.
- Utilities costs increased $1.2 million, or 9.2%. $0.9 million of the increase was associated with the reopening of the Crowne Plaza Hotels in West Palm Beach and Melbourne, FL. The remaining increase is driven largely by higher occupancy.
- General and administrative costs increased $0.5 million, due to the reopening of the West Palm Beach and Melbourne FL, Crowne Plaza Hotels. Excluding these two hotels, general and administrative costs declined $0.1 million. As a percent of revenues, general and administrative expenses declined 80 basis points in 2006 to 6.0%.

Property and other taxes, insurance and leases increased $4.0 million, or 24.1%. Higher property insurance premiums accounted for $3.5 million of this increase. If our insurance costs had remained constant, property and other taxes, insurance and leases would have increased $0.6 million, or 3.4%.

Corporate and other expenses increased $0.7 million, or 3.7%, due mainly to the adoption of SFAS No. 123(R), "Share Based Payment", on January 1, 2006. SFAS No. 123(R) requires grants of employee stock options to be recognized as expense in the statement of operations. Prior to January 1, 2006, stock option expense was accounted for using the intrinsic method under APB Opinion No. 25 "Accounting for Stock Issued to Employees" and thus was excluded from our statement of operations. Stock option expense of $0.8 million was recorded in Corporate and other expenses in 2006. In addition, we incurred costs during 2006 associated with the restructuring of several departments in the corporate office, including severance, relocation, signing bonuses, nonvested stock grants, and recruiting fees. However, similar costs were incurred in 2005 due to the resignations of several executives and the hiring costs for our new president and chief executive officer.

Casualty (gains) losses, net represent costs related to hurricane and other property damage, offset by gains related to the final settlement of the related property damage claims. In 2006, we recognized a net casualty gain of $2.9 million associated with the final settlement of property damage claims at the Crowne Plaza hotels in West Palm Beach and Melbourne, FL. In 2005, we recognized a net casualty gain of $28.5 million on the settlement of property damage claims for the Crowne Plaza hotels in West Palm Beach and Melbourne, FL which was offset by related repair expenses.

Depreciation and amortization expenses increased $8.7 million, or 39.4% due to the completion of several renovation projects. In accordance with generally accepted accounting principles, we begin recognizing depreciation expense when the asset is placed in service.

The impairment of long-lived assets of $0.8 million recorded during 2006 represents the write-off of the net book value of disposed assets.

Non-operating income (expenses) — Continuing Operations

	2006	2005	Increase (decrease)	
		($ in thousands)		
Non-operating income (expenses):				
Business interruption proceeds	$ 3,931	$ 9,595	$(5,664)	(59.0)%
Interest income and other	2,607	833	1,774	213.0%
Interest expense	(25,348)	(21,353)	3,995	18.7%
Minority interests	295	(9,492)	(9,787)	(103.1)%

Business interruption proceeds represent funds received or amounts for which proofs of loss have been signed. Business interruption proceeds in 2006 were recorded for the Crowne Plaza hotels in West Palm Beach and Melbourne, FL that were closed as a result of damage sustained in the 2004 hurricanes, and the Holiday Inn Marietta, GA which was closed in January 2006 as the result of a fire. In 2005, business interruption proceeds were recorded for Crowne Plaza hotels in West Palm Beach and Melbourne, FL.

Interest income and other increased $1.8 million due to higher balances in our interest-bearing and escrow accounts as well as higher interest rates.

Interest expense increased $4.0 million, or 18.7% as a result of prepayment penalties and higher amortization of deferred loans costs associated with debt refinancings which occurred in the first quarter of 2006, lower capitalized interest due to fewer construction projects, and higher interest rates on our variable rate debt. We have interest rate caps for all our variable rate debt to manage our exposure to increases in interest rates.

Minority interests represent the third party owners' share of the net income (losses) of the joint ventures in which we have a controlling interest. The $9.8 million decrease in minority interest is primarily due to the large casualty gains and business interruption proceeds realized in 2005.

Results of Operations — Discontinued Operations

During 2007, we sold 23 hotels, or 4,109 rooms, for an aggregate sales price of $82.2 million, $2.0 million of which was used to pay down debt. The remaining proceeds, after paying settlement costs, were used for capital expenditures and general corporate purposes. We realized gains of approximately $4.0 million in 2007 from the sale of these assets. A list of the properties sold in 2007 is summarized below:

- On January 15, 2007, we sold the University Plaza, a 186 room hotel located in Bloomington, IN.
- On March 9, 2007, we sold the Holiday Inn, a 130 room hotel located in Hamburg, NY.

- On June 13, 2007, we sold the following 16 hotels:
  - Holiday Inn, a 202 room hotel located in Sheffield, AL
  - Clarion Hotel, a 393 room hotel located in Louisville, KY
  - Crowne Plaza Hotel, a 275 room hotel located in Cedar Rapids, IA
  - Augusta West Inn Hotel, a 117 room hotel located in Augusta, GA
  - Holiday Inn Hotel, a 201 room hotel located in Greentree, PA
  - Holiday Inn Hotel, a 189 room hotel located in Lancaster East, PA
  - Holiday Inn Hotel, a 244 room hotel located in Lansing, MI
  - Holiday Inn Hotel, a 152 room hotel located in Pensacola, FL
  - Holiday Inn Hotel, a 228 room hotel located in Winter Haven, FL
  - Holiday Inn Hotel, a 100 room hotel located in York, PA
  - Holiday Inn Express Hotel, a 112 room hotel located in Dothan, AL
  - Holiday Inn Express Hotel, a 122 room hotel located in Pensacola, FL
  - Park Inn Hotel, a 126 room hotel located in Brunswick, GA
  - Quality Inn Hotel, a 102 room hotel located in Dothan, AL
  - Ramada Plaza Hotel, a 297 room hotel located in Macon, GA
  - Ramada Inn Hotel, a 197 room hotel located in North Charleston, SC
- On July 12, 2007, we sold the Holiday Inn Hotel, a 159 room hotel located in Clarksburg, WV.
- On July 20, 2007, we sold the Holiday Inn Hotel, a 208 room hotel located in Fort Wayne, IN.
- On August 14, 2007, we sold the Holiday Inn Hotel, a 106 room hotel located in Fairmont, WV.
- On December 18, 2007, we sold the Holiday Inn Hotel, a 146 room hotel located in Jamestown, NY.
- On December 27, 2007, we sold the Vermont Maple Inn, a 117 room hotel located in Burlington, VT.

During 2006, we sold one land parcel and six hotels with an aggregate 929 rooms for an aggregate sales price of $27.1 million, $5.0 million of which was used to pay down debt. The remaining proceeds were used for capital expenditures and general corporate purposes. We realized gains of approximately $3.0 million in 2006 from the sale of these assets. Also in 2006, we surrendered two Holiday Inn hotels, located in Lawrence and Manhattan, KS, to a bond trustee pursuant to the settlement agreement entered into in August 2005. Further, a venture in which we own a minority interest and which owned the Holiday Inn City Center Columbus, OH transferred the hotel to the lender.

During 2005, we sold eight hotels, comprising an aggregate 2,073 rooms. The aggregate net proceeds from the sales were approximately $36 million of which $29.2 million was used to pay down debt and the balance was used for capital expenditures and general corporate purposes. The aggregate gain realized from the sale of these assets was $6.9 million.

Summary statement of operations information for discontinued operations for the years ended December 31, 2007, December 31, 2006 and December 31, 2005 is as follows:

	December 31, 2007	December 31, 2006	December 31, 2005
		($ in thousands)	
Total revenues	$ 40,071	$ 89,986	$ 117,465
Total operating expenses (excluding impairment)	(33,826)	(82,982)	(104,891)
Impairment of long-lived assets	(4,714)	(23,122)	(11,062)
Interest income and other	1	11	308
Interest expense	(1,669)	(5,856)	(7,444)
Business interruption proceeds	—	754	—
Gain on asset disposition	3,956	2,961	6,872
(Loss) gain on extinguishment of debt, net	(1,747)	10,231	—
(Provision) benefit for income taxes	(592)	3,108	313
Minority interest in (income)	—	—	(96)
Income (loss) from discontinued operations	$ 1,480	$ (4,909)	$ 1,465

We recorded impairment on assets held for sale in 2007, 2006, and 2005. The fair values of the assets held for sale are based on the estimated selling prices less estimated costs to sell. We determine the estimated selling prices in conjunction with independent real estate brokers. The estimated selling costs are based on our experience with similar asset sales. We record impairment charges and write down respective hotel asset carrying values if the carrying values exceed the estimated selling prices less costs to sell. As a result of these evaluations, during 2007, we recorded impairment charges totaling $4.7 million on 5 hotels as follows (amounts below are rounded individually):

- $1.8 million on the Holiday Inn Frederick, MD to reflect the estimated selling price less costs to sell;
- $1.3 million on the Holiday Inn Clarksburg, WV to reflect the estimated selling price less costs to sell and to record the final disposition of the hotel;
- $0.8 million on the Vermont Maple Inn Colchester, VT to reflect the estimated selling price less costs to sell and to record the final disposition of the hotel;
- $0.6 million on the Holiday Inn Jamestown, NY to reflect the estimated selling price less costs to sell and to record the final disposition of the hotel; and
- $0.1 million on the University Plaza Bloomington, IN to record the final disposition of the hotel.

In 2006, we recorded impairment charges totaling $23.1 million on 16 hotels as follows (amounts below are rounded individually)

- $3.9 million on the Holiday Inn Manhattan, KS to record the loss on disposal of fixed assets;
- $2.2 million on the Holiday Inn Lawrence, KS to record the loss on disposal of fixed assets;
- $1.4 million on the Holiday Inn Sheffield, AL which was classified as held for sale during 2006, to reduce the carrying value to estimated selling price less costs to sell;
- $0.3 million on the Holiday Inn McKnight, PA to reflect the lowered estimated selling price less, the write-off of capital improvements spent on this hotel for franchisor compliance that did not add incremental value or revenue generating capacity to the property, and the final disposition of the hotel;
- $0.1 million on the Holiday Inn Valdosta, GA to reflect the estimated selling costs of the sale as this hotel was identified for sale during 2006, and to reflect the final disposition of the hotel;
- $0.1 million on the Azalea Inn Valdosta, GA to reflect the estimated selling costs of the sale as this hotel was identified for sale during 2006, and to reflect the final disposition of the hotel;

- $0.7 million on the University Plaza Bloomington, IN, which was classified as held for sale during 2006, to reduce the carrying value to estimated selling price less costs to sell;
- $1.3 million on the Ramada Plaza Macon, GA, which was classified as held for sale during 2006, to reduce the carrying value to estimated selling price less cost to sell;
- $2.1 million on the Holiday Inn University Mall, FL, which was classified as held for sale during 2006, to reduce the carrying value to estimated selling price less costs to sell;
- $1.8 million on the Holiday Inn Express Pensacola, FL, which was classified as held for sale during 2006, to reduce the carrying value to estimated selling price less costs to sell;
- $0.8 million on the Holiday Inn Greentree, PA, which was classified as held for sale during 2006, to reduce the carrying value to estimated selling price less costs to sell;
- $0.2 million on the Holiday Inn York, PA, which was classified as held for sale during 2006, to reduce the carrying value to estimated selling price less costs to sell;
- $0.9 million on the Holiday Inn Lancaster, PA, which was classified as held for sale during 2006, to reduce the carrying value to estimated selling price less costs to sell;
- $6.4 million on the Holiday Inn Lansing, MI, which was classified as held for sale during 2006, to reduce the carrying value to estimated selling price less costs to sell;
- $0.6 million on the Holiday Inn Clarksburg, WV, which was classified as held for sale during 2006, to reduce the carrying value to estimated selling price less costs to sell; and
- $0.1 million on the Holiday Inn Jekyll Island, GA to record the disposal costs of furniture, fixtures and equipment incurred during the closing of the hotel.

In 2005, the Company recorded impairment charges of $11.1 million on 10 hotels and one land parcel as follows (amounts below are rounded individually):

- $1.8 million on the Azalea Inn Valdosta, GA to reduce the carrying value to estimated selling price;
- $1.7 million on the Holiday Inn Rolling Meadows, IL to reflect the lowered selling price and to record the final disposition of the hotel;
- $1.7 million on the Holiday Inn Sheffield, AL to reduce the carrying value to estimated selling price;
- $1.6 million on the Holiday Inn Lawrence, KS to reflect the reduced fair value appraisal;
- $1.3 million on the Holiday Inn St. Louis, MO to reflect the reduced selling price of the hotel;
- $1.1 million on the Park Inn Brunswick, GA, to write-off the capital improvements made on this property related to the franchise conversion that did not result in an increase in the fair value of this hotel;
- $0.9 million on the Holiday Inn Hamburg, NY, as the undiscounted future cash flows were less than the asset's carrying value and the resulting broker opinion required a write-down of the carrying value of the asset to its fair value;
- $0.4 million on the land parcel in Mt. Laurel, NJ to reflect the lowered estimated selling price of the land;
- $0.3 million on the Holiday Inn Express Gadsden, AL to reflect the estimated selling costs as this hotel was identified for sale in January 2005, to reflect the write-off of capital improvements spent on this hotel for franchisor compliance that did not add incremental value or revenue generating capacity to the property, and to record the final disposition of the hotel;
- $0.3 million on the Holiday Inn Morgantown, WV to reflect the reduced selling price of the hotel and the additional charges to dispose of the hotel in February 2005; and
- $0.1 million on the Holiday Inn McKnight, PA as the hotel was identified for sale in 2005 and its carrying value was adjusted to the estimated selling price less selling costs.

Historical operating results and gains are reflected as discontinued operations in our consolidated statement of operations. See Note 1 and Note 3 to the accompanying consolidated financial statements for further discussion.

Income Taxes

We expect to have a taxable loss of $47.5 million for the year ended December 31, 2007. We reported a net taxable income of $3.3 million for federal income tax purposes for the year ended December 31, 2006. Because we have net operating losses ("NOLs") available we paid no federal income taxes. At December 31, 2007, we had available net operating loss carryforwards of $217.6 million for federal income tax purposes, which will expire in years 2018 through 2027 if not utilized against taxable income. In addition, the Company has excess tax benefits related to current year stock option exercises subsequent to the adoption of FAS 123(R) of $0.8 million that are not recorded as a deferred tax asset as the amounts have not yet resulted in a reduction in current taxes payable. The benefit of these deductions will be recorded to additional paid-in capital at the time the tax deduction results in a reduction of current taxes payable. Our 2002 reorganization under Chapter 11 and our 2004 secondary stock offering resulted in "ownership changes," as defined in Section 382 of the Internal Revenue Code. As a result of the most recent Section 382 ownership change, our ability to use these net operating loss carryforwards is subject to an annual limitation of $8.3 million. Net operating loss carryforwards generated during the 2004 calendar year after June 24, 2004 as well as those generated during the 2005 and 2007 calendar year, are generally not subject to Section 382 limitations to the extent the losses generated are not recognized built in losses. At the June 24, 2004 ownership change date the Company had a Net Unrealized Built in Loss ("NUBIL") of $150 million. As of December 31, 2007, $90.7 million of the NUBIL has been recognized. The amount of losses subject to Section 382 limitations is $166.4 million; losses not subject to 382 limitations are $51.3 million.

At December 31, 2007, a valuation allowance of $59.2 million fully offset the Company's net deferred tax asset. As a result of our history of losses, we believed it was more likely than not that our net deferred tax asset would not be realized and, therefore, provided a valuation allowance to fully reserve against these amounts. Of this $59.2 million, the 2007 deferred tax asset was decreased by $62.2 million with $63.3 million of the decrease relating to NOLs that have or will expire unused due to Section 382 limitations, $1.9 million related to prior year true-ups, partially offset by $3.0 million of additional deferred tax assets generated during the period. The balance of $59.2 million is primarily attributable to pre-emergence deferred tax assets and may be credited to additional paid-in capital in future periods.

In addition, we recognized an income tax provision of $1.0 million for 2007, $8.5 million for 2006, and $8.2 million for 2005. $7.9 million and $7.7 million of the income tax provision in 2006 and 2005, respectively, were non-cash charges related to the utilization of pre-emergence net operating losses in accordance with SOP 90-7 "Financial Reporting by Entities in Reorganization under the Bankruptcy Code".

In July 2006, the FASB issued Interpretation 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes," an interpretation of SFAS No. 109, "Accounting for Income Taxes". FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109. FIN 48 applies to all tax positions accounted for in accordance with SFAS No. 109 and requires a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken, or expected to be taken, in an income tax return. Subsequent recognition, derecognition, and measurement is based on management's best judgment given the facts, circumstances and information available at the reporting date. FIN 48 is effective for fiscal years beginning after December 15, 2006.

We adopted the provisions of FIN 48 with respect to all of our tax positions as of January 1, 2007. While FIN 48 was effective on January 1, 2007, the new standards apply to all open tax years. The only major tax jurisdiction that remains subject to examination is Federal. The tax years which are open for examination are calendar years ended 1992, 1998, 1999, 2000, 2001 and 2003, due to losses generated that may be utilized in current or future filings. Additionally, the statutes of limitation for calendar years ended 2004, 2005, and 2006 remain open. We have no significant unrecognized tax benefits; therefore, the adoption of FIN 48 had no impact on the Company's financial statements. Additionally, no increases in unrecognized tax benefits are expected in the next twelve months. Interest and penalties on unrecognized tax benefits will be classified as income tax expense if recorded in a future period.

Quarterly Results of Operations

The following table presents certain quarterly data for the eight quarters ended December 31, 2007. The data have been derived from our unaudited consolidated financial statements for the periods indicated. Our unaudited consolidated financial statements have been prepared on substantially the same basis as our audited consolidated financial statements included elsewhere in this report and include all adjustments, consisting primarily of normal recurring adjustments, that we consider to be necessary to present this information fairly, when read in conjunction with the consolidated financial statements and notes thereto appearing elsewhere in this report. The results of operations for certain quarters may vary from the amounts previously reported on our Forms 10-Q filed for prior quarters due to the timing of our classification of assets held for sale. The allocation of results of operations between our continuing operations and discontinued operations, at the time of the quarterly filings, was based on the assets held for sale, if any, as of the dates of those filings. This table represents the comparative quarterly operating results for the 44 hotels classified in continuing operations at December 31, 2007.

	2007				2006			
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
	(Unaudited in thousands)							
Revenues:								
Rooms	$47,576	$54,187	$56,216	$50,243	$ 45,617	$50,445	$53,788	$47,869
Food and beverage	15,894	14,381	16,779	13,844	15,134	12,912	15,636	12,110
Other	2,028	2,417	2,453	2,061	2,066	2,105	2,154	1,949
	65,498	70,985	75,448	66,148	62,817	65,462	71,578	61,928
Direct operating expenses:								
Rooms	12,569	14,157	13,756	12,679	12,462	13,297	13,310	12,203
Food and beverage	10,140	10,651	11,021	9,984	10,363	9,772	10,469	9,019
Other	1,449	1,683	1,642	1,512	1,456	1,523	1,657	1,525
	24,158	26,491	26,419	24,175	24,281	24,592	25,436	22,747
	41,340	44,494	49,029	41,973	38,536	40,870	46,142	39,181
Other operating expenses:								
Other hotel operating costs	19,222	20,924	20,478	20,013	18,304	19,078	18,755	18,562
Property and other taxes, insurance and leases	5,127	4,734	5,212	5,611	5,813	5,862	4,717	4,401
Corporate and other	4,257	5,585	5,930	5,682	4,959	5,592	5,292	4,917
Casualty (gain) losses, net	—	—	—	(1,867)	—	(3,085)	31	166
Restructuring	(26)	1,258						
Depreciation and amortization	8,297	8,086	7,960	7,802	7,770	7,886	7,704	7,358
Impairment of long-lived assets	5,797	535	222	265	225	323	16	194
Other operating expenses	42,674	41,122	39,802	37,506	37,071	35,656	36,515	35,598
	(1,334)	3,372	9,227	4,467	1,465	5,214	9,627	3,583
Other income (expenses):								
Business interruption insurance proceeds	—	299	272	—	530	2,706	695	—
Interest income and other	937	1,330	822	925	664	786	848	309
Other interest expense	(6,423)	(6,642)	(6,767)	(6,198)	(6,297)	(6,482)	(6,227)	(6,342)
Loss on debt extinguishment	—	—	(3,411)	—	—	—	—	—
(Loss) income before income taxes and minority interests	(6,820)	(1,641)	143	(806)	(3,638)	2,224	4,943	(2,450)
Minority interests (net of taxes, nil)	—	—	(56)	(365)	335	100	(136)	(4)
(Loss) income before income taxes — continuing operations	(6,820)	(1,641)	87	(1,171)	(3,303)	2,324	4,807	(2,454)
(Provision) benefit for income taxes — continuing operations	(1,792)	744	(19)	686	(9,082)	(1,039)	(2,245)	725
(Loss) income from continuing operations	(8,612)	(897)	68	(485)	(12,385)	1,285	2,562	(1,729)

	2007				2006			
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
	(Unaudited in thousands)							
Discontinued operations:								
(Loss) income from discontinued operations before income taxes	(845)	1,300	(565)	2,182	(12,765)	(1,917)	1,853	4,812
Benefit (provision) for income taxes	1,384	(356)	234	(1,854)	4,437	794	(414)	(1,709)
Income (loss) from discontinued operations	539	944	(331)	328	(8,328)	(1,123)	1,439	3,103
Net (loss) income attributable to common stock	$(8,073)	$ 47	$ (263)	$ (157)	$(20,713)	$ 162	$ 4,001	$ 1,374
Net (loss) income from continuing operations attributable to common stock								
Basic	$ (0.36)	$ (0.04)	$ 0.00	$ (0.02)	$ (0.50)	$ 0.05	$ 0.10	$ (0.07)
Diluted	$ (0.36)	$ (0.04)	$ 0.00	$ (0.02)	$ (0.50)	$ 0.05	$ 0.10	$ (0.07)

Historically, our operations and related revenues and operating results have varied substantially from quarter to quarter. We expect these variations to continue for a variety of reasons, primarily seasonality. Due to the fixed nature of certain expenses, such as marketing and rent, our operating expenses do not vary as significantly from quarter to quarter.

Liquidity and Capital Resources

Working Capital

We use our cash flows primarily for operating expenses, debt service, and capital expenditures. Currently, our principal sources of liquidity consist of cash flows from operations, proceeds from the sale of assets, and existing cash balances.

Cash flows from operations may be adversely affected by factors such as a reduction in demand for lodging or displacement from large scale renovations being performed at our hotels. To the extent that significant amounts of our accounts receivable are due from airline companies, a further downturn in the airline industry also could materially and adversely affect the collectibility of our accounts receivable, and hence our liquidity. At December 31, 2007, our consolidated airline receivables represented approximately 23% of our consolidated gross accounts receivable. A further downturn in the airline industry could also affect our revenues by decreasing the aggregate levels of demand for travel. We expect that the sale of certain assets will provide additional cash to pay down outstanding debt, fund a portion of our capital expenditures and provide additional working capital. As of March 1, 2008, we had 11 hotels held for sale.

Our ability to make scheduled debt service payments and fund operations and capital expenditures depends on our future performance and financial results, the successful implementation of our business strategy and, to a certain extent, the general condition of the lodging industry and the general economic, political, financial, competitive, legislative and regulatory environment. In addition, our ability to refinance our indebtedness depends to a certain extent on these factors as well. Many factors affecting our future performance and financial results, including the severity and duration of macro-economic downturns, are beyond our control. See Item 1A, "Risk Factors."

We intend to continue to use our cash flow to fund operations, scheduled debt service payments, fund operations, capital expenditures, and share repurchases. At this point in time, we do not intend to pay dividends on our common stock.

In accordance with GAAP, all assets held for sale, including assets that would normally be classified as long-term assets in the normal course of business, were reported as "assets held for sale" in current assets. Similarly, all liabilities related to assets held for sale were reported as "liabilities related to assets held for sale" in current liabilities, including debt that would otherwise be classified as long-term liabilities in the ordinary course of business, if applicable.

At December 31, 2007, we had working capital (current assets less current liabilities) of $54.7 million compared to $32.7 million at December 31, 2006. The increase in working capital was primarily the result of the April 2007 refinancing, which resulted in a reclassification of debt from current to long-term. The refinancing reallocated our debt portfolio, resulting in a lower portion of our debt being secured by held for sale assets. The debt balances secured by our held for sale assets are included in current liabilities (Liabilities related to assets held for sale) in the consolidated balance sheet, while the debt balances secured by our held for use assets are included in long-term liabilities, excluding the current portion.

For the year ended December 31, 2007, we spent $41.5 million in capital expenditures. During 2008, we expect to spend $40 to $46 million in capital expenditures, depending on the determined courses of action following our ongoing diligence and analysis.

We believe that the combination of our current cash, cash flows from operations, capital expenditure escrows and asset sales will be sufficient to meet our working capital needs for the next 24 months.

Our ability to meet our long-term cash needs is dependent on the market condition of the lodging industry, the successful execution of various initiatives to improve operating results, the timely sale of the assets currently held for sale and at the anticipated sales prices, and our ability to obtain third party sources of capital on favorable terms when and as needed. In the short term, we continue to diligently monitor our costs. Our future financial needs and sources of working capital are, however, subject to uncertainty, and we can provide no assurance that we will have sufficient liquidity to be able to meet our operating expenses, debt service requirements, including scheduled maturities, and planned capital expenditures. We could lose the right to operate certain hotels under nationally recognized brand names, and furthermore, the termination of one or more franchise agreements could trigger defaults and acceleration under one or more loan agreements as well as obligations to pay liquidated damages under the franchise agreements if we are unable to find a suitable replacement franchisor. See "Item 1A — Risk Factor" for further discussion of conditions that could adversely affect our estimates of future liquidity needs and sources of working capital.

Cash Flow

Discontinued operations were not segregated in the consolidated statements of cash flows. Therefore, amounts for certain captions will not agree with respective data in the balance sheets and related statements of operations

Operating activities

Operating activities generated cash of $36.9 million in 2007 and $35.6 million in 2006. The increase in cash generated by operations is attributable to the improved operating performance of our hotel portfolio. Operating activities generated cash of $28.7 million in 2005.

Investing activities

Investing activities generated $30.5 million of cash in 2007 compared to $0.8 million in 2006. We expended $41.5 million in capital improvements in 2007 compared to $35.8 million in 2006. Net proceeds from the sale of assets were $78.0 million in 2007 and $22.9 million in 2006. In 2007, we paid $16.4 million to acquire the minority partners' interests in two of our hotels. Withdrawals from capital expenditure reserves with our lenders totaled $4.9 million in 2007 and $9.4 million in 2006. In 2007, we received $0.1 million in advances (net of related expenditures) for property damage claims primarily related to one hotel damaged by fire. In 2006, we received $3.2 million in similar advances (net of related expenditures) primarily related to one hotel damaged by fire and three of our hurricane-damaged hotels. Restricted cash decreased $5.4 million in 2007 compared to $1.2 million in 2006.

Investing activities used $13.8 million of cash in 2005. We expended $86.5 million for capital improvements and withdrew $15.4 million from capital expenditure reserves with our lenders. We received $36.4 million in net proceeds from the sale of assets and were advanced $26.2 million (net of related expenditures) for property damage claims related to seven of our hotels that were damaged by hurricanes in 2004 and 2005. Restricted cash increased $5.2 million.

Financing activities

Financing activities used cash of $61.5 million in 2007 compared with $7.2 million in 2006. In 2007, we received $130.0 million in gross proceeds associated with the April 2007 refinancing and used the net proceeds to pay off existing debt. We made principal payments of $169.4 million, including the payoff of five loans which had reached their scheduled maturity dates and the payoff of existing debt in conjunction with the refinancing and/or the sale of encumbered assets. In addition, we purchased $16.8 million of treasury stock and paid defeasance costs of $4.2 million.

In 2006, we refinanced mortgages on the Holiday Inn Express Palm Desert, Crowne Plaza Worcester, Radisson Phoenix, Crowne Plaza Pittsburgh and the Crowne Plaza Phoenix Airport, resulting in gross proceeds of $45.0 million. Additionally, we made $49.8 million in principal payments and purchased $2.7 million of treasury stock. In 2005, we refinanced mortgages on the Holiday Inn West Phoenix, AZ and the Holiday Inn Hilton Head, SC and encumbered the SpringHill Suites Pinehurst, NC purchased in 2004, resulting in gross proceeds of $32.2 million. Additionally, we made $63.6 million in principal payments and $0.9 million in deferred loan costs.

Debt and contractual obligations

The following table provides information about our debt and certain other long-term contractual obligations:

	Debt Obligations December 31, 2007	Maturities					
		2008	2009	2010	2011	2012	Thereafter
		(In thousands)					
DEBT OBLIGATIONS							
Mortgage Debt(1) :							
Merrill Lynch Mortgage Lending, Inc. — Fixed	$153,940	$ 3,099	$150,841	$ —	$ —	$ —	$ —
Goldman Sachs	130,000	—	130,000	—	—	—	—
Wachovia	35,425	691	740	3,633	30,361	—	—
IXIS	40,041	534	39,507	—	—	—	—
Total — Mortgage Debt	359,406	4,324	321,088	3,633	30,361	—	—
Other Long-term Liabilities(2) :							
Tax Notes Issued Pursuant to our Joint Plan of Reorganization	633	601	32	—	—	—	—
Other Long-term Liabilities	781	167	166	124	91	42	191
	1,414	768	198	124	91	42	191
Total Debt Obligations	360,820	5,092	321,286	3,757	30,452	42	191
Less: Debt Obligations — Discontinued Operations	—	—	—	—	—	—	—
Total Debt Obligations — Continuing Operations	$360,820	$ 5,092	$321,286	$ 3,757	$30,452	$ 42	$ 191
OTHER OBLIGATIONS							
Interest Expense(3)	49,138	$24,500	$ 18,717	$ 5,653	$ 268	$ —	$ —
Ground, Parking and Other Lease Obligations	85,483	3,446	3,468	3,495	3,120	2,994	68,960
Total Other Obligations	134,621	27,946	22,185	9,148	3,388	2,994	68,960
Less: Other Obligations — Discontinued Operations	—	—	—	—	—	—	—
Total Other Obligations — Continuing Operations	$134,621	$27,946	$ 22,185	$ 9,148	$ 3,388	$2,994	$68,960
TOTAL OBLIGATIONS							
Total Other Obligations	495,441	33,038	343,471	12,905	33,840	3,036	69,151
Less: Other Obligations — Discontinued Operations	—	—	—	—	—	—	—
Total Other Obligations — Continuing Operations	$495,441	$33,038	$343,471	$12,905	$33,840	$3,036	$69,151

(1) Discussed in "Note 9, Long-Term Liabilities" in the notes to our consolidated financial statements.

(2) Comprised of unsecured notes payable of $0.6 million for pre-petition bankruptcy related tax obligations and $0.8 million of other obligations.

(3) The computation of interest expense related to our variable rate debt assumes a LIBOR of 4.60% for all future periods.

We did not include franchise fees in the table above because substantially all of our franchise fees vary with revenues. Franchise fees for 2007 related to continuing operations are shown under the caption "Franchise Agreements and Capital Expenditures" Below.

Debt and Contractual Obligations

On June 25, 2004, the Company entered into four fixed rate loans with Merrill Lynch Mortgage Lending, Inc ("Merrill Lynch"). The four loans, each of which has a five-year term and bears a fixed interest rate of 6.58%, totaled $260 million at inception. Except for certain defeasance provisions, the Company may not prepay the loans except during the 60 days prior to maturity. One of the loans was defeased in 2007, as discussed below. The remaining three loans are currently secured by 20 hotels. The loans are not cross-collateralized. Each loan is non-recourse; however, the Company has agreed to indemnify Merrill Lynch in certain situations, such as fraud, waste, misappropriation of funds, certain environmental matters, asset transfers in violation of the loan agreements, or violation of certain single-purpose entity covenants. In addition, each loan will become full recourse in certain limited cases such as bankruptcy of a borrower or Lodgian.

On November 10, 2005, the Company entered into a $19.0 million loan agreement with IXIS Real Estate Capital Inc. ("IXIS"), which is secured by the Holiday Inn Hilton Head, SC. The loan agreement has a two-year initial term with three one-year extension options which are exercisable provided the loan is not in default. The loan bears a floating interest rate of 290 basis points above LIBOR. In December 2007, the Company exercised the first of three one-year extension options. The Company contemporaneously entered into a 12-month interest rate cap agreement, which effectively caps the interest rate at 8.4%. The loan agreement is non-recourse to Lodgian, Inc., except in certain limited circumstances as set forth in the loan agreement.

On February 1, 2006, the Company entered into a $17.4 million loan agreement with Wachovia Bank, National Association ("Wachovia"), which is secured by the Crowne Plaza Worcester, MA. The loan agreement has a five year term and bears a fixed rate of interest of 6.04%. The loan agreement is non-recourse to Lodgian, Inc., except in certain limited circumstances as set forth in the loan agreement.

On February 1, 2006, the Company entered into a $6.1 million loan agreement with Wachovia, which is secured by the Holiday Inn Palm Desert, CA. The loan agreement has a five year term and bears a fixed rate of interest of 6.04%. The loan agreement is non-recourse to Lodgian, Inc., except in certain limited circumstances as set forth in the loan agreement.

On March 1, 2006, the Company entered into a $21.5 million loan agreement with IXIS, which is secured by the Radisson Phoenix and Crowne Plaza Phoenix Airport hotels located in Phoenix, AZ along with the Crowne Plaza Pittsburgh Airport hotel located in Coraopolis, PA. The loan agreement has a two-year initial term with three one-year extension options which are exercisable provided the loan is not in default. The loan bears a floating rate of interest which is 295 basis points above LIBOR. Contemporaneously with the closing of the loan, the Company purchased an interest rate cap agreement that effectively caps the interest rate for the first two years of the loan agreement at 8.45%. The loan agreement is non-recourse to Lodgian, Inc., except in certain limited circumstances as set forth in the loan agreement. The Company exercised the first one-year extension option and extended the term of the related interest rate cap agreement.

The loan proceeds from the two new Wachovia loans and a portion of the proceeds from the new IXIS financing were used to pay off the Column Financial loan agreement. Also, in February 2006, the Company surrendered the Holiday Inn Manhattan, KS and the Holiday Inn Lawrence, KS hotels to the bond trustee, J P Morgan Chase, to satisfy certain debt obligations under industrial revenue bonds secured by these hotels.

In April 2007, the Company entered into a $130 million loan agreement (the "Goldman Loan") with Goldman Sachs Commercial Mortgage Capital, L.P. The Goldman Loan is secured by ten hotels and has an initial term of two years, with the option to extend the loan for three additional one-year periods. The loan bears interest at LIBOR plus 150 basis points. The loan can be repaid at any time, subject to a prepayment penalty of 0.5% of the outstanding balance prior to April 12, 2008. There is no prepayment penalty after the first anniversary of the loan. The Company purchased an interest rate protection agreement which caps the maximum interest rate at 8.5%.

After paying closing costs and establishing required reserve balances totaling $8.6 million, the loan proceeds were used as follows:

- $46.1 million of the loan proceeds, along with $9.7 million in funds held in reserve by Merrill Lynch, were used to pay off the $55.8 million Merrill Lynch Floating Rate Loan, which was secured by 14 hotels (2 hotels were classified as held for use, while 12 hotels were classified as held for sale). The unamortized deferred loan costs of $0.3 million were recorded as a Loss on Debt Extinguishment in the statement of operations. Of this amount, approximately $0.1 million was recorded in continuing operations and approximately $0.3 million was recorded in discontinued operations.

- $59.6 million of the loan proceeds, along with $11.7 million of the Company's cash, were used to defease the Merrill Lynch Fixed Rate #2 Loan, as discussed below.

- $15.7 million was held in a restricted cash account, pending resolution or settlement of the terms of a ground lease relating to one of the ten hotels securing the loan. In June 2007, the terms of the ground lease were settled and $15.4 million of the restricted cash balance was transferred into an unrestricted cash account.

In April 2007, the Company defeased the entire $67.7 million balance of one of the Merrill Lynch fixed rate loans, which was secured by 9 hotels (6 hotels were classified as held for use, while 3 hotels were classified as held for sale). The Company purchased $71.1 million of US Government treasury securities ("Treasury Securities") to cover the monthly debt service payments under the terms of the loan agreement. The Treasury Securities were then substituted for the nine hotels that had served as collateral for the loan. The Treasury Securities and the debt were assigned to an unaffiliated entity, which became liable for all obligations of the defeased debt. The Company has no further obligation with regard to the defeased loan. Accordingly, the defeased loan is no longer reflected on the Company's balance sheet. As a result of the defeasance, the Company recorded $3.8 million as a Loss on Debt Extinguishment in the statement of operations. Of this amount, $3.3 million was recorded in continuing operations, and $0.5 million was recorded in discontinued operations.

In May 2007, the Company repaid two loans totaling $8.6 million, each of which was secured by one hotel. Both loans had reached their scheduled maturity dates.

Also, in May 2007, the Company defeased $5.7 million of the $60.9 million balance of one of the Company's mortgage loans, which was secured by seven hotels. The Company purchased $6.0 million of Treasury Securities to cover the monthly debt service payments under the terms of the loan agreement. The Treasury Securities were then substituted for the two hotels that originally served as collateral for the defeased portion of the loan. Both hotels were classified as held for sale and have since been sold. The Treasury Securities and the debt were assigned to an unaffiliated entity, which became liable for all obligations under the partially defeased portion of the original debt. The transaction was deemed a partial defeasance because the Company continues to be liable for the remaining (undefeased) portion of the debt. The defeased portion of the debt is no longer reflected in the Company's Consolidated Balance Sheet. As a result of the defeasance, the Company recorded a $0.4 million Loss on Debt Extinguishment in the statement of operations. The entire amount was recorded in discontinued operations.

In July 2007, the Company repaid two loans totaling $6.4 million, each of which was secured by one hotel. Both loans had reached their scheduled maturity dates.

Also, in July 2007, the Company defeased $3.1 million of the $65.3 million balance of one of the Company's mortgage loans, which was secured by nine hotels. The Company purchased $3.2 million of Treasury Securities to cover the monthly debt service payments under the terms of the loan agreement. The Treasury Securities were then substituted for the hotel that originally served as collateral for the defeased portion of the loan. The hotel was classified as held for sale and has since been sold. The Treasury Securities and the debt were assigned to an unaffiliated entity, which became liable for all obligations under the partially defeased portion of the original debt. The transaction was deemed a partial defeasance because the Company continues to be liable for the remaining (undefeased) portion of the debt. The defeased portion of the debt is no longer reflected in the Company's Consolidated Balance Sheet. As a result of the defeasance, the Company recorded a $0.2 million Loss on Debt Extinguishment in the statement of operations. The entire amount was recorded in discontinued operations.

In November 2007, the Company repaid one loan totaling $8.6 million, which was secured by one hotel. The loan had reached the scheduled Optional Prepayment Date.

In December 2007, the Company defeased $5.4 million of the $51.7 million balance of one of the Company's mortgage loans, which was secured by eight hotels. The Company purchased $5.7 million of Treasury Securities to cover the monthly debt service payments under the terms of the loan agreement. The Treasury Securities were then substituted for the hotel that originally served as collateral for the defeased portion of the loan. The hotel was classified as held for sale prior to defeasance and has yet to be sold. The Treasury Securities and the debt were assigned to an unaffiliated entity, which became liable for all obligations under the partially defeased portion of the original debt. The transaction was deemed a partial defeasance because the Company continues to be liable for the remaining (undefeased) portion of the debt. The defeased portion of the debt is no longer reflected in the Company's Consolidated Balance Sheet. As a result of the defeasance, the Company recorded a $0.4 million Loss on Debt Extinguishment in the statement of operations. The entire amount was recorded in discontinued operations.

Summary of Long-term Debt

Set forth below, by debt pool, is a summary of our long-term debt (including current portion) with the applicable interest rates and the carrying values of the property and equipment which collateralize the long-term debt:

	December 31, 2007			December 31, 2006	
	Number of Hotels	Property and Equipment, Net	Long-Term Liabilities	Long-Term Liabilities	Interest Rates at December 31, 2007
				($ in thousands)	
Mortgage Debt					
Merrill Lynch Mortgage Lending, Inc. — Floating	—	$ —	$ —	$ 58,118	
Merrill Lynch Mortgage Lending, Inc. — Fixed	20	239,371	153,940	239,383	6.58%
Goldman Sachs	10	120,103	130,000	—	LIBOR plus 1.50%; capped at 8.50%
Computer Share Trust Company of Canada	—	—	—	7,551	
Lehman Brothers Holdings, Inc.	—	—	—	15,194	
Wachovia	4	36,493	35,425	36,081	$9,666 at 6.03%; $3,053 at 5.78%; 22,706 at 6.04%
IXIS	4	36,645	40,041	40,501	$18,765 at LIBOR plus 2.90%, capped at 8.4%; $21,276 at LIBOR plus 2.95%, capped at 8.45%
Total	38	432,612	359,406	396,828	6.74%(1)
Long-term liabilities — other					
Tax notes issued pursuant to our Joint Plan of Reorganization	—	—	633	1,263	
Other	—	—	781	1,038	
	—	—	1,414	2,301	
Property and equipment — unencumbered	8	75,155	—	—	
	46	507,767	360,820	399,129	
Held for sale	(2)	(7,781)	—	(60,271)	
Total December 31, 2007(2)	44	$499,986	$360,820	$338,858	

(1) The rate represents the annual effective weighted average cost of debt at December 31, 2007.

(2) Debt obligations at December 31, 2007 include the current portion.

Franchise Agreements and Capital Expenditures

We benefit from the superior brand qualities of Crowne Plaza, Holiday Inn, Marriott, Hilton and other brands. Included in the benefits of these brands are their reputation for quality and service, revenue generation through their central reservation systems, access to revenue through the global distribution systems, guest loyalty programs and brand Internet booking sites. Reservations made by means of these franchisor facilities generally account for approximately 38% of our total reservations.

To obtain these franchise affiliations, we enter into franchise agreements with hotel franchisors that generally have terms of 10 to 20 years. The franchise agreements typically authorize us to operate the hotel under the franchise name, at a specific location or within a specified area, and require that we operate the hotel in accordance with the standards specified by the franchisor. As part of our franchise agreements, we are generally required to pay a royalty fee, an advertising/marketing fee, a fee for the use of the franchisor's nationwide reservation system and certain other ancillary charges. Royalty fees range from 2.7% to 6.0% of gross room revenues, advertising/marketing fees range from 1.0% to 4.0%, reservation system fees range from 0.4% to 3.2%, and club and restaurant fees from 0.1% to 3.3%. In the aggregate, royalty fees, advertising/marketing fees, reservation fees and other ancillary fees for the various brands under which we operate our hotels range from 7.0% to 10.8% of gross room revenues. In 2007, franchise fees for our continuing operations were 7.1% of room revenues.

These costs vary with revenues and are not fixed commitments. Franchise fees incurred (which are reported in other hotel operating costs on our Consolidated Statement of Operations) for the years ended December 31, 2007, 2006, and 2005 were as follows:

	2007	2006	2005
		($ in thousands)	
Continuing operations	$19,761	$18,547	$15,578
Discontinued operations	2,875	6,996	8,066
	$22,636	$25,543	$23,644

During the term of the franchise agreements, the franchisors may require us to upgrade facilities to comply with their current standards. Our current franchise agreements terminate at various times and have differing remaining terms. For example, the terms of ten (six of which are held for sale and four of which are held for use as of March 1, 2008), three (all of which are held for use), and three (all of which are held for use) of the franchise agreements for our hotels are scheduled to expire in 2008, 2009, and 2010, respectively. As franchise agreements expire, we may apply for a franchise renewal or request a franchise extension. In connection with renewals, the franchisor may require payment of a renewal fee, increased royalty and other recurring fees and substantial renovation of the facilities, or the franchisor may elect not to renew the franchise. The costs incurred in connection with these agreements (excluding capital expenditures) are primarily monthly payments due to the franchisors based on a percentage of room revenues.

If we do not comply with the terms of a franchise agreement, following notice and an opportunity to cure, the franchisor has the right to terminate the agreement, which could lead to a default under one or more of our loan agreements, and which could materially and adversely affect us.

Prior to terminating a franchise agreement, franchisors are required to notify us of the areas of non-compliance and give us the opportunity to cure the non-compliance. In the past, we have been able to cure most cases of non-compliance and most defaults within the cure periods, and those events of non-compliance and defaults did not cause termination of our franchises or defaults on our loan agreements. If we perform an economic analysis of the hotel and determine that it is not economically feasible to comply with a franchisor's requirements, we will either select an alternative franchisor, operate the hotel without a franchise affiliation or sell the hotel. However, terminating or changing the franchise affiliation of a hotel could require us to incur significant expenses, including liquidated damages, and capital expenditures. Our loan agreements generally prohibit a hotel from operating without a franchise.

Refer to Item 1. "Business, Franchise Affiliations" for the current status of our franchise agreements.

Off Balance Sheet Arrangements

We have no off balance sheet arrangements.

New Accounting Pronouncements

In July 2006, the FASB issued Interpretation No. 48 ("FIN 48"), Accounting for Uncertainty in Income Taxes, which clarifies the accounting for uncertainty in income taxes recognized in the financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. FIN 48 provides guidance on the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosures, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. We have adopted the provisions of FIN 48 with respect to all of our tax positions as of January 1, 2007.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS No. 157"). This Statement defines fair value, establishes a framework for measuring fair value and expands disclosure of fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements and accordingly, does not require any new fair value measurements. Leasing transactions that are accounted for under SFAS No. 13 "Accounting for Leases" are excluded from SFAS No. 157. However, this exclusion does not apply to fair value measurements of assets and liabilities recorded as a result of a lease transaction but measured pursuant to other pronouncements within the scope of SFAS No. 157. For non-financial assets and liabilities that are recognized or disclosed at fair value in the financial statements at least annually as well as for all financial assets and liabilities, SFAS No. 157 is effective in financial statements issued for fiscal years beginning after November 15, 2007. For non-financial assets and liabilities that are not recognized or disclosed at fair value in the financial statements on a recurring basis, SFAS No. 157 is effective in financial statements issued for fiscal years beginning after November 15, 2008. We adopted SFAS No. 157 on January 1, 2008. The adoption of SFAS No. 157 is not expected to have a material impact on our financial position, results of operations or cash flows.

In June 2006, the FASB issued EITF 06-03, "How Sales Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross Versus Net Presentation)". The EITF concluded that disclosures should be applied retrospectively to interim and annual financial statements for all periods presented, if those amounts are significant. The disclosure of those taxes described under the consensus can be made on an aggregate basis. Since the Issue requires only the presentation of additional disclosures, at the date of adoption an entity would not be required to reevaluate its existing policies related to taxes assessed by a governmental authority that are imposed concurrently on a specific revenue-producing transaction between a seller and a customer. If the taxes are reported on a gross basis and the taxes are significant, an entity should disclose its policy of presenting taxes and the amount of taxes. If the taxes are reported on a net basis, disclosure of the amount of taxes collected is not required. An entity that chooses to reevaluate its existing policies and elects to change the presentation of taxes within the scope of this Issue must follow the requirements of SFAS No. 154, which provides that an entity may voluntarily change its accounting principles only to adopt a preferable accounting principle.

EITF 06-03 was effective for interim and annual reporting periods beginning after December 15, 2006. The Company adopted EITF 06-03 on January 1, 2007. The Company records such taxes on a net basis and chooses not to reevaluate its existing policies.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities — including an amendment of FASB Statement No. 115" ("SFAS No. 159"). This Statement provides an opportunity to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. We adopted SFAS No. 159 on January 1, 2008. The adoption of SFAS No. 159 is not expected to have a material impact on our financial position, results of operations or cash flows.

In December 2007, the FASB issued SFAS No. 141(R), "Business Combinations" ("SFAS No. 141(R)"), which is a revision of SFAS 141 "Business Combinations". SFAS No. 141(R) significantly changes the accounting for business combinations. Under this statement, an acquiring entity will be required to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions. Additionally, SFAS No. 141(R) includes a substantial number of new disclosure requirements. SFAS No. 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Earlier adoption is prohibited. We have $59.2 million of deferred tax assets fully offset by a valuation allowance. The balance of the $59.2 million is primarily attributable to pre-emergence deferred tax assets. If the reduction of the valuation allowance attributable to pre-emergence deferred tax assets occurs subsequent to the adoption of SFAS 141(R), such release will affect the income tax provision in the period of release. We are in the process of evaluating the impact the adoption of SFAS No. 141(R) will have on our results of operations and financial condition.

In December 2007, the FASB issued FASB Statement No. 160, "Noncontrolling Interests in Consolidated Financial Statements — An Amendment of ARB No. 51" ("SFAS No. 160"), which is an amendment to ARB No. 51 "Consolidated Financial Statements". SFAS No. 160 establishes new accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. Specifically, this statement requires the recognition of a noncontrolling interest (minority interest) as equity in the consolidated financial statements and separate from the parent's equity. The amount of net income attributable to the noncontrolling interest will be included in consolidated net income on the face of the income statement. SFAS No. 160 clarifies that changes in a parent's ownership interest in a subsidiary that do not result in deconsolidation are equity transactions if the parent retains its controlling financial interest. In addition, this statement requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated. Such gain or loss will be measured using the fair value of the noncontrolling equity investment on the deconsolidation date. SFAS No. 160 also includes expanded disclosure requirements regarding the interests of the parent and its noncontrolling interest. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. We are in the process of evaluating the impact the adoption of SFAS No. 160 will have on our results of operations and financial condition.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk*

We are exposed to interest rate risks on our variable rate debt. At December 31, 2007 and December 31, 2006, we had outstanding consolidated variable rate debt including discontinued operations of approximately $170.0 million and $98.6 million, respectively.

On November 10, 2005, we refinanced the mortgage on our Holiday Inn Hilton Head, SC property for $19.0 million. In December 2007, we exercised the first of three one year extension options associated with this loan. We contemporaneously entered into a 12-month interest rate cap agreement which allowed us to effectively cap the interest rate at LIBOR of 5.50% plus 2.9%. When LIBOR is below 5.50% there is no settlement from the interest rate cap. We are exposed to interest rate risks on this loan for increases in LIBOR up to 5.50%, but we are not exposed to increases in LIBOR above 5.50% because settlements from the interest rate caps would offset the incremental interest expense. The notional principal amount of the interest rate cap outstanding was $18.8 million at December 31, 2007, which matched the outstanding principal balance in December 2007, when the extension option was exercised.

On March 1, 2006, we entered into a $21.5 million loan agreement with IXIS. In order to manage our exposure to fluctuations in interest rates with this loan, we entered into a 24-month interest rate cap agreement, which allowed us to obtain the financing at a floating rate and effectively cap the interest at LIBOR of 5.50% plus 2.95%. When LIBOR is below 5.50% there is no settlement from the interest rate cap. We are exposed to interest rate risks on this loan for increases in LIBOR up to 5.50%, but we are not exposed to increases in LIBOR above 5.50% because settlements from the interest rate caps would offset the incremental interest expense. The notional principal amount of the interest rate cap outstanding was $21.5 million at December 31, 2007.

In April 2007, we entered into a $130.0 million loan agreement with Goldman Sachs Commercial Mortgage Capital, L.P. In order to manage our exposure to fluctuations in interest rates with this loan, we entered into a 24-month interest rate cap agreement, which allowed us to obtain the financing at a floating rate and effectively cap the interest at LIBOR of 7.00% plus 1.50%. When LIBOR is below 7.00% there is no settlement from the interest rate cap. We are exposed to interest rate risks on this loan for increases in LIBOR up to 7.00%, but we are not exposed to increases in LIBOR above 7.00% because settlements from the interest rate caps would offset the incremental interest expense. The notional principal amount of the interest rate cap outstanding was $130.0 million at December 31, 2007.

The aggregate fair value of the interest rate caps as of December 31, 2007 was approximately nil. The fair values of the interest rate caps are recognized in the accompanying balance sheet in other assets. Adjustments to the carrying values of the interest rate caps are reflected in interest expense.

As a result of having these interest rate caps, we believe that our interest rate risk at December 31, 2007 and December 31, 2006 was minimal. The impact on annual results of operations of a hypothetical one-point interest rate reduction as of December 31, 2007 would be a reduction in net income of approximately nil. These derivative financial instruments are viewed as risk management tools. We do not use derivative financial instruments for trading or speculative purposes. However, we have not elected the hedging requirements of SFAS No. 133.

At December 31, 2007, approximately $170.0 million of our outstanding debt instruments were subject to changes in LIBOR. Without regard to additional borrowings under those instruments or scheduled amortization, the annualized effect of a twenty five basis point increase in LIBOR would be a reduction in income before income taxes of approximately $0.4 million. The fair value of the fixed rate mortgage debt (book value of $189.4 million) at December 31, 2007 is estimated at $191.3 million.

The nature of our fixed rate obligations does not expose us to fluctuations in interest payments. The impact on the fair value of our fixed rate obligations of a hypothetical one-point interest rate increase on the outstanding fixed-rate debt as of December 31, 2007 would be approximately $3.2 million.

Item 8. *Financial Statements and Supplementary Data*

The Consolidated Financial Statements of the Company are included as a separate section of this report commencing on page F-1.

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

There were no disagreements with accountants during the periods covered by this report on Form 10-K.

Item 9A. *Controls and Procedures*

Evaluation of Disclosure, Controls and Procedures. We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods required by the Securities and Exchange Commission. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in the reports that we file or submit under the Securities Exchange Act of 1934 is accumulated and communicated to management, including its chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

As of December 31, 2007, an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures was carried out under the supervision and with the participation of our management team, including our chief executive officer and our chief financial officer. Based upon that evaluation, our chief executive officer and our chief financial officer concluded that our disclosure controls and procedures are effective.

Management's Report on Internal Control over Financial Reporting. Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended). In order to evaluate the effectiveness of internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act, management conducted an assessment, including testing, using the criteria in *Internal Control — Integrated Framework,* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate. Nonetheless, as of the end of the period covered by this report, management, including our chief executive officer and chief financial officer, concluded, as of the date of the evaluation, that our internal control over financial reporting was effective based on the criteria in the COSO Framework. The Company's independent registered public accounting firm, Deloitte & Touche LLP, has issued an attestation report on the effectiveness of the Company's internal control over financial reporting as of December 31, 2007 which is included herein.

Changes in Internal Control Over Financial Reporting. There were no changes in internal control over financial reporting that occurred during the three months ended December 31, 2007 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Lodgian, Inc.
Atlanta, Georgia

We have audited the internal control over financial reporting of Lodgian, Inc. and its subsidiaries (the "Company") as of December 31, 2007, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2007 of the Company and our report dated March 12, 2008 expressed an unqualified opinion on those financial statements, and included an explanatory paragraph regarding the Company's adoption of the provisions of Financial Accounting Standards Board Interpretation No. 48, "Accounting for Uncertainty in Income Taxes (an interpretation of FASB Statement No. 109)," on January 1, 2007, and the provisions of Statement of Financial Accounting Standards No. 123(revised 2004), "*Share-Based Payment*," on January 1, 2006.

/s/ Deloitte & Touche LLP
Atlanta, Georgia
March 12, 2008

PART III

Item 10. ***Directors, Executive Officers and Corporate Governance***

Information about our Directors and Executive Officers is incorporated by reference from the discussion in our proxy statement for the 2008 Annual Meeting of Shareholders.

Item 11. ***Executive Compensation***

Information about Executive Compensation is incorporated by reference from the discussion in our proxy statement for the 2008 Annual Meeting of Shareholders.

Item 12. ***Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters***

Information about security ownership of certain beneficial owners and management is incorporated by reference from the discussion in our proxy statement for the 2008 Annual Meeting of Shareholders.

Item 13. ***Certain Relationships, Related Transactions and Director Independence***

Information about certain relationships and transactions with related parties is incorporated by reference from the discussion in our proxy statement for the 2008 Annual Meeting of Shareholders.

Item 14. ***Principal Accountant Fees and Services***

Information about principal accountant fees and services is incorporated by reference from the discussion in our proxy statement for the 2008 Annual Meeting of Shareholders.

PART IV

Item 15. ***Exhibits, Financial Statement Schedules***

(a) (1) Our Consolidated Financial Statements are filed as a separate section of this report commencing on page F-1:

(2) Financial Statement Schedule:

All Schedules are omitted because they are not applicable or required information is shown in the Consolidated Financial Statements or notes thereto.

(3) Exhibits:

The information called for by this paragraph is contained in the Exhibits Index of this report, which is incorporated herein by reference.

SIGNATURES

Pursuant to the requirement of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Company has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 10, 2008.

LODGIAN, INC.

By: /s/ PETER T. CYRUS

Peter T. Cyrus

Interim President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Company and in the capacities indicated, on March 10, 2008.

Signature	Title
/s/ PETER T. CYRUS Peter T. Cyrus	Interim President, Chief Executive Officer and Director
/s/ JAMES A. MACLENNAN James A. MacLennan	Executive Vice President and Chief Financial Officer
/s/ STEWART J. BROWN Stewart J. Brown	Chairman of the Board of Directors
/s/ W. BLAIR ALLEN W. Blair Allen	Director
/s/ PAUL J. GARITY Paul J. Garity	Director
/s/ STEPHEN P. GRATHWOHL Stephen P. Grathwohl	Director
/s/ MICHAEL J. GRONDAHL Michael J. Grondahl	Director
/s/ ALEX R. LIEBLONG Alex R. Lieblong	Director
/s/ MARK S. OEI Mark S. Oei	Director

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

The following Consolidated Financial Statements and schedule of the registrant and its subsidiaries are submitted herewith in response to Item 8:

All schedules are inapplicable, or have been disclosed in the Notes to Consolidated Financial Statements and, therefore, have been omitted.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Lodgian, Inc.
Atlanta, Georgia

We have audited the accompanying consolidated balance sheets of Lodgian, Inc. and its subsidiaries (the "Company") as of December 31, 2007 and 2006, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Lodgian, Inc. and its subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, the Company adopted the provisions of Financial Accounting Standards Board Interpretation No. 48, "Accounting for Uncertainty in Income Taxes (an interpretation of FASB Statement No. 109)," on January 1, 2007, and the provisions of Statement of Financial Accounting Standards No. 123(revised 2004), "Share-Based Payment," on January 1, 2006, based on the modified prospective application transition method.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2007, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 12, 2008 expressed an unqualified opinion on the Company's internal control over financial reporting

/s/ Deloitte & Touche LLP
Atlanta, Georgia
March 12, 2008

LODGIAN, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31, 2007	December 31, 2006
	($ in thousands, except share data)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 54,389	$ 48,188
Cash, restricted	8,363	13,791
Accounts receivable (net of allowances: 2007 — $323; 2006 — $277)	8,794	7,404
Insurance receivable	2,254	2,347
Inventories	3,097	2,893
Prepaid expenses and other current assets	18,186	22,450
Assets held for sale	8,009	89,437
Total current assets	103,092	186,510
Property and equipment, net	499,986	487,022
Deposits for capital expenditures	16,565	19,802
Other assets	5,087	5,824
	$624,730	$699,158
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 9,692	$ 7,742
Other accrued liabilities	28,336	27,724
Advance deposits	1,683	1,384
Insurance advances	2,650	2,063
Current portion of long-term liabilities	5,092	46,557
Liabilities related to assets held for sale	961	68,351
Total current liabilities	48,414	153,821
Long-term liabilities	355,728	292,301
Total liabilities	404,142	446,122
Minority interests	—	10,922
Commitments and contingencies (Note 13)		
Stockholders' equity:		
Common stock, $.01 par value, 60,000,000 shares authorized; 25,008,621 and 24,860,321 issued at December 31, 2007 and December 31, 2006, respectively	250	249
Additional paid-in capital	329,694	327,634
Accumulated deficit	(93,262)	(84,816)
Accumulated other comprehensive income	4,115	2,088
Treasury stock, at cost, 1,709,878 and 251,619 shares at December 31, 2007 and December 31, 2006, respectively	(20,209)	(3,041)
Total stockholders' equity	220,588	242,114
	$624,730	$699,158

See notes to consolidated financial statements.

LODGIAN, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Years Ended December 31,		
	2007	2006	2005
	($ in thousands, except per share data)		
Revenues:			
Rooms	$208,222	$197,719	$168,028
Food and beverage	60,898	55,792	46,869
Other	8,959	8,274	7,865
Total revenues	278,079	261,785	222,762
Direct operating expenses:			
Rooms	53,161	51,272	45,028
Food and beverage	41,796	39,623	33,114
Other	6,286	6,161	6,019
Total direct operating expenses	101,243	97,056	84,161
	176,836	164,729	138,601
Other operating expenses:			
Other hotel operating costs	80,637	74,699	67,232
Property and other taxes, insurance, and leases	20,684	20,793	16,751
Corporate and other	21,454	20,760	20,016
Casualty (gains), net	(1,867)	(2,888)	(28,464)
Restructuring	1,232	—	—
Depreciation and amortization	32,145	30,718	22,040
Impairment of long-lived assets	6,819	758	1,244
Total other operating expenses	161,104	144,840	98,819
Operating income	15,732	19,889	39,782
Other income (expenses):			
Business interruption insurance proceeds	571	3,931	9,595
Interest income and other	4,014	2,607	833
Interest expense	(26,030)	(25,348)	(21,353)
Loss on debt extinguishment	(3,411)	—	—
(Loss) income before income taxes and minority interests	(9,124)	1,079	28,857
Minority interests (net of taxes, nil)	(421)	295	(9,492)
(Provision) for income taxes — continuing operations	(381)	(11,641)	(8,529)
(Loss) income from continuing operations	(9,926)	(10,267)	10,836
Discontinued operations:			
Income (loss) from discontinued operations before income taxes	2,072	(8,017)	1,248
Minority interests — discontinued operations	—	—	(96)
(Provision) benefit for income taxes — discontinued operations	(592)	3,108	313
Income (loss) from discontinued operations	1,480	(4,909)	1,465
Net (loss) income attributable to common stock	$ (8,446)	$(15,176)	$ 12,301
Net (loss) income per share attributable to common stock:			
Basic	$ (0.35)	$ (0.62)	$ 0.50
Diluted	$ (0.35)	$ (0.62)	$ 0.50

See notes to consolidated financial statements.

LODGIAN, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Common Stock		Additional Paid-In Capital	Unearned Stock Compensation	Accumulated Deficit	Accumulated Other Comprehensive Income	Treasury Stock		Total Stockholders' Equity (Deficit)
	Shares	Amount					Shares	Amount	
				($ in thousands, except share data)					
Balance December 31, 2004	24,579,255	$246	$306,943	$(315)	$(81,941)	$1,777	7,211	$ (76)	$226,634
Amortization of unearned stock compensation	—	—	—	494	—	—	—	—	494
Issuance of restricted shares	—	—	783	(783)	—	—	—	—	—
Vesting of restricted stock units	45,826	—	—	—	—	—	—	—	—
Release of surplus accrual on final settlement of bankruptcy claims	—	—	1,292	—	—	—	—	—	1,292
Retirement of disputed claims shares	(16,676)	—	—	—	—	—	—	—	—
Exercise of stock options	40,000	—	361	—	—	—	—	—	361
Repurchases of treasury stock	—	—	—	—	—	—	14,422	(150)	(150)
Realization of pre-emergence deferred tax asset	—	—	7,692	—	—	—	—	—	7,692
Other	—	—	(37)	—	—	—	—	—	(37)
Comprehensive income:									
Net income	—	—	—	—	12,301	—	—	—	12,301
Currency translation adjustments (related taxes estimated at nil)	—	—	—	—	—	457	—	—	457
Total comprehensive income	—	—	—	—	—	—	—	—	12,758
Balance December 31, 2005	24,648,405	$246	$317,034	$(604)	$(69,640)	$2,234	21,633	$ (226)	$249,044
Reclassification of unearned stock compensation to additional paid-in capital	—	—	(604)	604	—	—	—	—	—
Amortization of unearned stock compensation	—	—	1,406	—	—	—	—	—	1,406
Issuance and vesting of restricted and nonvested shares	49,913	3	159	—	—	—	—	—	162
Exercise of stock options	162,003	—	1,673	—	—	—	—	—	1,673
Repurchases of treasury stock	—	—	—	—	—	—	229,986	(2,815)	(2,815)
Income tax benefit from stock options exercised	—	—	67	—	—	—	—	—	67
Realization of pre-emergence deferred tax asset	—	—	7,899	—	—	—	—	—	7,899
Comprehensive loss:									
Net loss	—	—	—	—	(15,176)	—	—	—	(15,176)
Currency translation adjustments (related taxes estimated at nil)	—	—	—	—	—	(146)	—	—	(146)
Total comprehensive loss	—	—	—	—	—	—	—	—	(15,322)
Balance December 31, 2006	24,860,321	$249	$327,634	$ —	$(84,816)	$2,088	251,619	$ (3,041)	$242,114
Amortization of unearned stock compensation	—	—	1,387		—	—	—	—	1,387
Issuance and vesting of nonvested shares	85,587	1	(1)		—	—	—	—	—
Exercise of stock options	64,086	—	621		—	—	—	—	621
Repurchases of treasury stock	—	—	—		—	—	1,458,259	(17,168)	(17,168)
Other	(1,373)	—	53		—	—	—	—	53
Comprehensive income:				—		—			
Net loss	—	—	—		(8,446)	—	—	—	(8,446)
Currency translation adjustments (related taxes estimated at nil)	—	—	—		—	2,027	—	—	2,027
Total comprehensive income									(6,419)
Balance, December 31, 2007	25,008,621	$250	$329,694	$ —	$(93,262)	$4,115	1,709,878	$(20,209)	$220,588

See notes to consolidated financial statements.

LODGIAN, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,		
	2007	2006	2005
	($ in thousands)		
Operating activities:			
Net (loss) income	$ (8,446)	$(15,176)	$ 12,301
Adjustments to reconcile net (loss) income to net cash provided by operating activities:			
Depreciation and amortization	32,145	36,227	30,147
Impairment of long-lived assets	11,533	23,880	12,307
Stock compensation expense	1,387	1,566	494
Casualty gain, net	(4,525)	(3,128)	(30,769)
Deferred income taxes	—	7,968	7,692
Minority interests	421	(295)	9,588
Gain on asset dispositions	(3,956)	(2,961)	(6,872)
Loss (gain) on extinguishment of debt	5,158	(10,231)	—
Amortization of deferred financing costs	1,431	1,384	942
Other	—	78	(540)
Changes in operating assets and liabilities:			
Accounts receivable, net of allowances	119	(581)	(313)
Insurance receivable	1,230	1,696	(3,121)
Inventories	(152)	(371)	(526)
Prepaid expenses and other assets	6,491	(4,331)	(2,617)
Accounts payable	(4,169)	(575)	58
Other accrued liabilities	(2,037)	565	(294)
Advance deposits	262	(122)	251
Net cash provided by operating activities	36,892	35,593	28,728
Investing activities:			
Capital improvements	(41,520)	(35,787)	(86,476)
Proceeds from sale of assets, net of related selling costs	77,961	22,925	36,396
Acquisition of minority partner's interest	(16,361)	—	—
Withdrawals for capital expenditures	4,926	9,371	15,361
Insurance receipts related to casualty claims, net	63	3,194	26,193
Net decrease (increase) in restricted cash	5,428	1,212	(5,163)
Other	38	(159)	(99)
Net cash provided by (used in) investing activities	30,535	756	(13,788)
Financing activities:			
Proceeds from issuance of long term debt	130,000	44,954	32,200
Proceeds from exercise of stock options	621	1,673	361
Principal payments on long-term debt	(169,424)	(49,767)	(63,612)
Purchases of treasury stock	(16,818)	(2,696)	(150)
Payments of deferred financing costs	(1,666)	(870)	(913)
Payments of defeasance costs	(4,206)	(546)	—
Other	(16)	10	(37)
Net cash used in financing activities	(61,509)	(7,242)	(32,151)
Effect of exchange rate changes on cash	283	(16)	74
Net increase (decrease) in cash and cash equivalents	6,201	29,091	(17,137)
Cash and cash equivalents at beginning of year	48,188	19,097	36,234
Cash and cash equivalents at end of year	$ 54,389	$ 48,188	$ 19,097
Supplemental cash flow information:			
Cash paid during the year for:			
Interest, net of the amounts capitalized shown below	$ 26,504	$ 32,734	$ 27,154
Interest capitalized	443	117	2,121
Income taxes, net of refunds	1,485	845	359
Supplemental disclosure of non-cash investing and financing activities:			
Net non-cash debt decrease	—	10,250	1,277
Treasury stock repurchases traded, but not settled	469	119	—
Purchases of property and equipment on account	6,276	1,923	3,330

See notes to consolidated financial statements.

LODGIAN, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2007

1. Summary of Significant Accounting Policies

Description of Business

Lodgian, Inc. is one of the largest independent owners and operators of full-service hotels in the United States in terms of our number of guest rooms, as reported by Hotel Business in the 2008 Green Book published in December 2007. The Company is considered an independent owner and operator because it does not operate our hotels under its own name. The Company operates substantially all of its hotels under nationally recognized brands, such as "Crowne Plaza,", "Four Points by Sheraton", "Hilton," "Holiday Inn," "Marriott," and "Wyndham". As of March 1, 2008, the Company operated 46 hotels with an aggregate of 8,432 rooms, located in 24 states and Canada. Of the 46 hotels, 35 hotels, with an aggregate of 6,608 rooms, are held for use and the results of operations are classified in continuing operations, while 11 hotels, with an aggregate of 1,824 rooms, are held for sale and the results of operations of those hotels are classified in discontinued operations. The portfolio of hotels, all of which are consolidated in the Company's financial statements, consists of:

- 45 hotels that are wholly owned and operated through subsidiaries; and
- one hotel that is operated in a joint venture in the form of a limited partnership, in which a Lodgian subsidiary serves as the general partner, has a 50% voting interest and exercises control.

The hotels are primarily full-service properties that offer food and beverage services, meeting space and banquet facilities and compete in the midscale and upscale and upper upscale market segments of the lodging industry. Most of the Company's hotels are under franchises obtained from nationally recognized hospitality franchisors. The Company operates 25 hotels under franchises obtained from InterContinental Hotels Group as franchisor of the Crowne Plaza, Holiday Inn, Holiday Inn Select and Holiday Inn Express brands. The Company operates 12 hotels under franchises from Marriott International as franchisor of the Marriott, Courtyard by Marriott, Fairfield Inn by Marriott, Residence Inn by Marriott, and SpringHill Suites by Marriott brands. An additional 7 hotels are operated under other nationally recognized brands and two hotels are non-branded. Management believes that franchising under strong national brands affords us many benefits such as guest loyalty and market share premiums.

Principles of Consolidation

The financial statements consolidate the accounts of Lodgian, its wholly-owned subsidiaries and a joint venture in which Lodgian has a controlling financial interest and exercises control. Lodgian believes it has control of a joint venture when it manages and has control of the joint venture's assets and operations. The joint venture in which the Company exercises control and is consolidated in the financial statements is Servico Centre Associates, Ltd. (which owns the Crowne Plaza West Palm Beach, Florida). This joint venture is in the form of a limited partnership, in which a Lodgian subsidiary serves as the general partner and has a 50% voting interest and exercises control.

All intercompany accounts and transactions have been eliminated in consolidation.

Inventories

Linen inventories are carried at cost. When the Company has to change its linen inventory as a result of brand standard changes required by the franchisors, the Company writes-off the existing linen inventory carrying costs and establishes a new linen inventory carrying cost on the balance sheet. The Company determined that linen inventory, on average, has a useful life in excess of one year. As a result, the Company classifies the estimated long term portion of the linen inventory balance in other assets on the balance sheet.

The Company determined that most china, glass and silverware inventory has a useful life longer than one year. China, glass and silverware inventory is classified as long-term assets and is included in property and equipment, net.

Minority Interests

Minority interests represent the minority stockholders' proportionate share of equity of joint ventures that are consolidated by the Company and are shown as "minority interests" in the Consolidated Balance Sheet. The Company allocates to minority interests their share of any profits or losses in accordance with the provisions of the applicable agreements. If the loss applicable to the minority interest exceeds the minority's equity, the Company reports the entire loss in the consolidated statement of operations.

Property and Equipment

Property and equipment is stated at depreciated cost, less adjustments for impairment, where applicable. Capital improvements are capitalized when they extend the useful life of the related asset. All repair and maintenance items are expensed as incurred. Depreciation is computed using the straight-line method over the estimated useful life of the asset. The Company capitalizes interest costs incurred during the renovation and construction of capital assets.

Management periodically evaluates the Company's property and equipment to determine whether events or changes in circumstances indicate that a possible impairment in the carrying values of the assets has occurred. In general, the carrying value of a held for use long-lived asset is considered for impairment when the undiscounted cash flows estimated to be generated by that asset over its estimated useful life is less than the asset's carrying value. In determining the undiscounted cash flows, management considers the current operating results, market trends, and future prospects, as well as the effects of demand, competition and other economic factors. If it is determined that an impairment has occurred, the excess of the asset's carrying value over its estimated fair value is recorded as impairment expense in the Consolidated Statement of Operations. Management estimates fair value based on broker opinions or appraisals. If the estimated fair value exceeds the carrying value, no adjustment is recorded.

Additionally, if an asset is replaced prior to the end of its useful life, the remaining net book value is recorded as impairment expense. See Note 6 for further discussion of the Company's charges for asset impairment.

Assets Held for Sale and Discontinued Operations

Management considers an asset held for sale when the following criteria per Statement of Financial Accounting Standards, ("SFAS") No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" are met:

a) Management commits to a plan to sell the asset;

b) The asset is available for immediate sale in its present condition;

c) An active marketing plan to sell the asset has been initiated at a reasonable price;

d) The sale of the asset is probable within one year; and,

e) It is unlikely that significant changes to the plan to sell the asset will be made.

Upon designation of a property as an asset held for sale and in accordance with the provisions of SFAS No. 144, the Company records the carrying value of the property at the lower of its carrying value or its estimated fair market value, less estimated selling costs, and the Company ceases depreciation of the asset.

All losses and gains on assets sold and held for sale (including any related impairment charges) are included in "income (loss) from discontinued operations before income taxes" in the Consolidated Statement of Operations. All assets held for sale and the liabilities related to these assets are separately disclosed in the Consolidated Balance Sheet. The amount the Company will ultimately realize could differ from the amount recorded in the financial statements. See Note 3 for details of assets and liabilities, operating results, and impairment charges of the discontinued operations.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

Restricted Cash

Restricted cash consisted of amounts reserved for letter of credit collateral, a deposit required by the Company's bankers, and cash reserves pursuant to loan agreements.

Fair Values of Financial Instruments

The fair value of financial instruments is estimated using market trading information. Where published market values are not available, management estimates fair values based upon quotations received from broker/dealers or interest rate information for similar instruments. Changes in fair value of the Company's interest rate cap agreements are recognized in the Consolidated Statement of Operations. Refer to Note 9 for further information regarding the Company's interest rate cap agreements.

The fair values of current assets and current liabilities are assumed equal to their reported carrying amounts. The fair values of the Company's fixed rate long-term debt are estimated using discounted cash flow analyses, based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

Concentration of Credit Risk

Concentration of credit risk associated with cash and cash equivalents is considered low due to the credit quality of the issuers of the financial instruments held by the Company and due to their short duration to maturity. Accounts receivable are primarily from major credit card companies, airlines and other travel-related companies. The Company performs ongoing evaluations of its significant credit customers and generally does not require collateral. The Company maintains an allowance for doubtful accounts at a level which management believes is sufficient to cover potential credit losses. At December 31, 2007 and 2006, allowances were $0.3 million and $0.3 million, respectively.

Concentration of Market Risk

Adverse economic conditions in markets in which the Company has multiple hotels, such as Pittsburgh, Baltimore/Washington, D.C. and Phoenix, could significantly and negatively affect the Company's revenue and results of operations. The 12 continuing operations hotels in these markets combined provided 33%, 32%, and 33% of the Company's continuing operations revenue in 2007, 2006, and 2005, respectively. Similarly, the same group of hotels provided 30%, 30%, and 32% of the Company's continuing operations available rooms in 2007, 2006, and 2005, respectively. As a result of the geographic concentration of these hotels, the Company is particularly exposed to the risks of downturns in these markets, which could have a major adverse effect on the Company's profitability.

Income Taxes

The Company accounts for income taxes under SFAS No. 109, "Accounting for Income Taxes," which requires the use of the liability method of accounting for deferred income taxes and FIN 48 "Accounting for Uncertainty in Income Taxes" which clarifies the accounting for uncertainty in income taxes recognized in the financial statements. See Note 11 for the components of the Company's deferred taxes. As a result of the Company's history of losses, the Company has provided a full valuation allowance against its deferred tax asset.

Earnings per Common and Common Equivalent Share

Basic earnings per share is calculated based on the weighted average number of common shares outstanding during the period. Dilutive earnings per common share includes the Company's outstanding stock options, nonvested stock, restricted stock, restricted stock units, and warrants to acquire common stock, if dilutive. See Note 12 for a computation of basic and diluted earnings per share.

Stock-Based Compensation

The Company adopted the provisions of SFAS No. 123(R) effective January 1, 2006 using the modified-prospective transition method. Under the modified-prospective method, compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS No. 123(R) for all share-based payments granted after the effective date, and (b) based on the requirements of SFAS No. 123 for all awards granted to employees prior to the effective date of SFAS No. 123(R) that remain nonvested on the effective date. As permitted by SFAS No. 123(R), through December 31, 2005, the Company accounted for share-based payments to employees using APB 25's intrinsic value method and, as a result, generally has not recognized compensation cost for employee stock options.

The impact of the adoption of SFAS No. 123(R), which resulted in additional compensation expense, for the year ended December 31, 2006 is summarized below (amounts in thousands, except for share data):

Income from continuing operations	$ 908
Income before income taxes	908
Net income	556
Basic earnings per share	0.023
Diluted earnings per share	0.023

The following table illustrates the effect (in thousands, except per share amounts) on net income and earnings per share for the year ended December 31, 2005 as if the Company's stock-based compensation had been determined based on the fair value at the grant dates for awards made prior to fiscal year 2006, under those plans and consistent with SFAS No. 123.

Income (loss) from continuing operations:	
As reported	$10,836
Add: Stock-based compensation expense as reported	302
Deduct: Total pro forma stock-based employee compensation expense	(1,354)
Pro forma	9,784
Income (loss) from discontinued operations:	
As reported	1,465
Add: Stock-based compensation expense as reported	—
Deduct: Total pro forma stock-based employee compensation expense	—
Pro forma	1,465

Net income (loss) attributable to common stock:	
As reported	12,301
Add: Stock-based compensation expense as reported	302
Deduct: Total pro forma stock-based employee compensation expense	(1,354)
Pro forma	$11,249
Basic earnings per common share	
Income (loss) from continuing operations:	
As reported	$ 0.44
Add: Stock-based compensation expense as reported	0.01
Deduct: Total pro forma stock-based employee compensation expense	(0.06)
Pro forma	0.40
Income (loss) from discontinued operations:	
As reported	0.06
Add: Stock-based compensation expense as reported	—
Deduct: Total pro forma stock-based employee compensation expense	—
Pro forma	0.06
Net income (loss) attributable to common stock:	
As reported	0.50
Add: Stock-based compensation expense as reported	0.01
Deduct: Total pro forma stock-based employee compensation expense	(0.06)
Pro forma	$ 0.46
Diluted earnings per common share	
Income (loss) from continuing operations:	
As reported	$ 0.44
Add: Stock-based compensation expense as reported	0.01
Deduct: Total pro forma stock-based employee compensation expense	(0.05)
Pro forma	0.40
Income (loss) from discontinued operations:	
As reported	0.06
Add: Stock-based compensation expense as reported	—
Deduct: Total pro forma stock-based employee compensation expense	—
Pro forma	0.06
Net income (loss) attributable to common stock:	
As reported	0.50
Add: Stock-based compensation expense as reported	0.01
Deduct: Total pro forma stock-based employee compensation expense	(0.05)
Pro forma	$ 0.46

In accordance with FASB Staff Position FAS 123(R)-3, the Company made a one-time election to calculate the APIC pool on the date of adoption using the simplified method, the impact of which was not material to the Company's financial position and results of operation.

Additionally, prior to January 1, 2005, the Company presented all tax benefits of deductions resulting from the exercise of stock options as operating cash flows in the consolidated statement of cash flows. SFAS No. 123(R) requires that the cash retained as a result of excess tax benefits relating to share-based compensation be presented as financing cash flows, with the remaining tax benefits presented as operating cash flows. Prior to the adoption of SFAS No. 123(R), nonvested stock awards were recorded as unearned stock compensation, a reduction of shareholders' equity, based on the quoted fair market value of the Company's stock on the date of grant. SFAS No. 123(R) requires that unearned compensation be included in additional paid-in capital and that compensation cost be recognized over the requisite service period with an offsetting credit to additional paid-in capital. Accordingly, the unearned stock compensation balance at January 1, 2006 was reclassified to additional paid-in capital.

The Company grants stock options for a fixed number of shares to employees with an exercise price equal to the fair value of the shares on the date of grant. No stock option grants were granted in 2006 and 2007.

The disclosures required by SFAS No. 123(R) are located in Note 2.

Revenue Recognition

Revenues are recognized when the services are rendered. Revenues are comprised of room, food and beverage and other revenues. Room revenues are derived from guest room rentals, whereas food and beverage revenues primarily include sales from hotel restaurants, room service and hotel catering and meeting rentals. Other revenues include charges for guests' long-distance telephone service, laundry and parking services, in-room movie services, vending machine commissions, leasing of hotel space and other miscellaneous revenues.

Foreign Currency Translation

The financial statements of the Canadian operation have been translated into U.S. dollars in accordance with SFAS No. 52, "Foreign Currency Translation." All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet dates. Income statement amounts have been translated using the average rate for the period. The gains and losses resulting from the changes in exchange rates from year to year are reported in "accumulated other comprehensive income" in the Consolidated Statements of Shareholders' Equity (Deficit). The effects on the statements of operations of transaction gains and losses were insignificant for all years presented.

Operating Segments

SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," requires the disclosure of selected information about operating segments. Based on the guidance provided in the standard, the Company has determined that its business of ownership and management of hotels is conducted in one reportable segment. During 2007, the Company derived approximately 98% of its revenue from hotels located within the United States and the balance from the Company's one hotel located in Windsor, Canada.

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Self-insurance

The Company is self-insured up to certain limits with respect to employee medical, employee dental, property insurance, general liability insurance, personal injury claims, workers' compensation and automobile liability. Refer to Note 13 for further information.

New Accounting Pronouncements

In July 2006, the FASB issued Interpretation No. 48 ("FIN 48"), Accounting for Uncertainty in Income Taxes, which clarifies the accounting for uncertainty in income taxes recognized in the financial statements in accordance with SFAS No. 109, Accounting for Income Taxes. FIN 48 provides guidance on the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosures, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company was required to adopt the provisions of FIN 48 with respect of all the Company's tax positions as of January 1, 2007. Refer to Note 11 for further information regarding the adoption of FIN 48.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS No. 157"). This Statement defines fair value, establishes a framework for measuring fair value and expands disclosure of fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements and accordingly, does not require any new fair value measurements. Leasing transactions that are accounted for under SFAS No. 13 "Accounting for Leases" are excluded from SFAS No. 157. However, this exclusion does not apply to fair value measurements of assets and liabilities recorded as a result of a lease transaction but measured pursuant to other pronouncements within the scope of SFAS No. 157. For non-financial assets and liabilities that are recognized or disclosed at fair value in the financial statements at least annually as well as for all financial assets and liabilities, SFAS No. 157 is effective in financial statements issued for fiscal years beginning after November 15, 2007. For non-financial assets and liabilities that are not recognized or disclosed at fair value in the financial statements on a recurring basis, SFAS No. 157 is effective in financial statements issued for fiscal years beginning after November 15, 2008. The Company adopted SFAS No. 157 on January 1, 2008. The adoption of SFAS No. 157 is not expected to have a material impact on the financial position, results of operations or cash flows.

In June 2006, the FASB issued EITF 06-03, "How Sales Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross Versus Net Presentation)". The EITF concluded that disclosures should be applied retrospectively to interim and annual financial statements for all periods presented, if those amounts are significant. The disclosure of those taxes described under the consensus can be made on an aggregate basis. Since the Issue requires only the presentation of additional disclosures, at the date of adoption an entity would not be required to reevaluate its existing policies related to taxes assessed by a governmental authority that are imposed concurrently on a specific revenue-producing transaction between a seller and a customer. If the taxes are reported on a gross basis and the taxes are significant, an entity should disclose its policy of presenting taxes and the amount of taxes. If the taxes are reported on a net basis, disclosure of the amount of taxes collected is not required. An entity that chooses to reevaluate its existing policies and elects to change the presentation of taxes within the scope of this Issue must follow the requirements of SFAS No. 154, which provides that an entity may voluntarily change its accounting principles only to adopt a preferable accounting principle.

EITF 06-03 was effective for interim and annual reporting periods beginning after December 15, 2006. The Company adopted EITF 06-03 on January 1, 2007. The Company records such taxes on a net basis and chooses not to reevaluate its existing policies.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities — including an amendment of FASB Statement No. 115" ("SFAS No. 159"). This Statement provides an opportunity to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company adopted SFAS No. 159 on January 1, 2008. The adoption of SFAS No. 159 is not expected to have a material impact on the financial position, results of operations or cash flows.

In December 2007, the FASB issued SFAS No. 141(R), "Business Combinations" ("SFAS No. 141(R)"), which is a revision of SFAS 141 "Business Combinations". SFAS No. 141(R) significantly changes the accounting for business combinations. Under this statement, an acquiring entity will be required to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions. Additionally, SFAS No. 141(R) includes a substantial number of new disclosure requirements. SFAS No. 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Earlier adoption is prohibited. The Company has $59.2 million of deferred tax assets fully offset by a valuation allowance. The balance of $59.2 million is primarily attributable to pre-emergence deferred tax assets. If the reduction of the valuation allowance attributable to pre-emergence deferred tax assets occurs subsequent to the adoption of SFAS 141(R), such release will affect the income tax provision in the period of release. The Company is in the process of evaluating the impact the adoption of SFAS No. 141(R) will have on the results of operations and financial condition.

In December 2007, the FASB issued FASB Statement No. 160, "Noncontrolling Interests in Consolidated Financial Statements — An Amendment of ARB No. 51" ("SFAS No. 160"), which is an amendment to ARB No. 51 "Consolidated Financial Statements". SFAS No. 160 establishes new accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. Specifically, this statement requires the recognition of a noncontrolling interest (minority interest) as equity in the consolidated financial statements and separate from the parent's equity. The amount of net income attributable to the noncontrolling interest will be included in consolidated net income on the face of the income statement. SFAS No. 160 clarifies that changes in a parent's ownership interest in a subsidiary that do not result in deconsolidation are equity transactions if the parent retains its controlling financial interest. In addition, this statement requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated. Such gain or loss will be measured using the fair value of the noncontrolling equity investment on the deconsolidation date. SFAS No. 160 also includes expanded disclosure requirements regarding the interests of the parent and its noncontrolling interest. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. The Company is in the process of evaluating the impact the adoption of SFAS No. 160 will have on the results of operations and financial condition.

2. Stock-Based Compensation

On November 25, 2002, the Company adopted a Stock Incentive Plan which replaced the stock option plan previously in place. In accordance with the Stock Incentive Plan, and prior to the completion of the secondary offering of common stock on June 25, 2004, the Company was permitted to grant awards to acquire up to 353,333 shares of common stock to its directors, officers, or other key employees or consultants as determined by a committee appointed by the Board of Directors. Awards may consist of stock options, stock appreciation rights, stock awards, performance share awards, section 162(m) awards or other awards determined by the committee. The Company cannot grant stock options pursuant to the Stock Incentive Plan at an exercise price which is less than 100% of the fair market value per share on the date of the grant. Vesting, exercisability, payment and other restrictions pertaining to any awards made pursuant to the Stock Incentive Plan are determined by the committee. At the annual meeting held on March 19, 2004, stockholders approved an amendment and restatement of the Stock Incentive Plan to, among other things, increase the number of shares of common stock available for issuance hereunder by 29,667 immediately and, in the event the Company consummated a secondary offering of its common stock, by an additional amount to be determined pursuant to a formula. With the completion of the secondary offering of common stock on June 25, 2004, the total number of shares available for issuance under the Stock Incentive Plan increased to 3,301,058 shares.

A summary of the activity of the Stock Incentive Plan for the year ended December 31, 2007 is as follows:

Available under the plan, less previously issued as of December 31, 2006	2,568,029
Nonvested stock issued January 26, 2007	(63,000)
Nonvested stock issued February 12, 2007	(46,000)
Nonvested stock issued March 30, 2007	(18,800)
Shares of nonvested stock withheld from awards to satisfy tax withholding obligations	6,989
Nonvested shares forfeited in 2007	9,629
Stock options forfeited in 2007	79,819
Available for issuance, December 31, 2007	2,536,666

Stock Options

The outstanding stock options generally vest in three equal annual installments and expire ten years from the grant date. The exercise price of the awards is the average of the high and low market prices on the date of the grant. The fair value of each stock option grant is estimated on the date of the grant using the Black-Scholes-Merton option pricing model. All stock options expire ten years from the date of grant. There were no stock option grants in 2007 and 2006.

A summary of stock option activity during 2007, 2006, and 2005 is summarized below:

	Stock Options	Weighted Average Exercise Price
Balance, December 31, 2004	526,410	$11.46
Granted	440,000	9.29
Exercised	(40,000)	9.05
Forfeited	(332,516)	10.75
Balance, December 31, 2005	593,894	$10.41
Exercised	(162,003)	10.12
Forfeited	(75,578)	10.18
Balance, December 31, 2006	356,313	$10.60
Exercised	(64,086)	9.69
Forfeited	(79,819)	11.36
Balance, December 31, 2007	212,408	$10.60

The amount of cash received from the exercise of stock options during 2007, 2006, and 2005 was $0.6 million, $1.7 million, and $0.4 million, respectively. The aggregate intrinsic value of stock options exercised during 2007, 2006, and 2005 was $0.2 million, $0.6 million, and $0.1 million, respectively.

A summary of stock options outstanding, exercisable (vested), and expected to vest at December 31, 2007 is as follows:

	Options Outstanding			Options Exercisable		
Range of Prices	Number	Weighted Average Remaining Life (in years)	Weighted Average Exercise Price	Number	Weighted Average Remaining Life (in Years)	Weighted Average Exercise Price
$7.83 to $9.39	94,828	7.4	$ 9.05	56,499	7.4	$ 9.05
$9.40 to $10.96	83,588	6.6	$10.48	81,088	6.6	$10.50
$10.97 to $15.66	33,992	5.7	$15.21	33,992	5.7	$15.21
	212,408	6.8	$10.60	171,579	6.6	$10.95
Expected to vest	201,503	6.8	$10.68			

	($ in thousands)
Aggregate intrinsic value of stock options outstanding	$141
Aggregate intrinsic value of stock options expected to vest	$117
Aggregate intrinsic value of stock options exercisable	$ 53

No stock options were granted in 2007 and 2006. The fair value of each stock option granted during 2005 was estimated on the date the grant using the Black-Scholes-Merton option pricing model with the following weighted average assumptions:

Expected life of option	10 years
Risk free interest rate	4.56%
Expected volatility	22.80%
Expected dividend yield	—

The expected life represented the period of time that options were expected to be outstanding and was derived by analyzing historical exercise behavior since the Company's emergence from bankruptcy. The risk free interest rate was based on the U.S. Treasury yield curve at the date of the grant for the period matching the expected life. The expected volatility was based primarily on the historical volatility of the Company's stock since emergence.

The fair values of options granted (net of forfeitures) during 2005 were as follows:

Weighted average fair value of options granted	$ 4.21
Total number of options granted	440,000
Total fair value of all options granted	$1,852,400

Restricted Stock

On January 31, 2006, the Company granted 12,413 shares of restricted stock to certain employees, of which 4,719 shares were withheld to satisfy tax obligations and are included in the treasury stock balance of the Company's balance sheet. The shares vested immediately, but bear certain restrictions regarding sale for a period of one year. The shares were valued at $12.88, the average of the high and low market prices of the Company's common stock on the date of the grant. The aggregate value of the grant was recorded as compensation expense in January 2006.

A summary of restricted stock activity during 2007 is summarized below:

	Restricted Stock	Weighted Average Grant Date Fair Value
Balance, December 31, 2005	—	—
Granted	12,413	$12.88
Withheld to satisfy tax obligations	(4,719)	12.88
Balance, December 31, 2006	7,694	$12.88
Expiration of restrictions	(7,694)	12.88
Balance, December 31, 2007	—	$ —

The total fair value of restricted stock that vested during 2006 was $0.2 million.

Nonvested Stock

On January 26, 2007, the Company granted 63,000 shares of nonvested stock awards to certain employees. The shares vest in three equal annual installments. The shares were valued at $12.84, the closing price of the Company's common stock on the date of the grant. The aggregate value of the grant is being recorded as compensation expense over the vesting period.

On February 12, 2007, the Company granted 46,000 shares of nonvested stock awards to all non-employee members of the Board of Directors. The shares vest in three equal annual installments commencing on January 30, 2008. The shares were valued at $12.95, the closing price of the Company's common stock on the date of the grant. Two members of the Board of Directors did not stand for reelection at the April 2007 annual meeting of stockholders, one member resigned in August 2007 and another member resigned in December 2007. The Board elected to accelerate the vesting of the shares for all four of these directors. Therefore, the aggregate value of their grants, $0.3 million, was fully expensed during 2007. The aggregate value of the remaining grant is being recorded as compensation expense over the vesting period.

On March 30, 2007, the Company granted 18,800 shares of nonvested stock awards to certain employees. The shares vest in three equal annual installments commencing on March 30, 2008. The shares were valued at $13.36, the closing price of the Company's common stock on the date of the grant. The aggregate value of the grant is being recorded as compensation expense over the vesting period.

In August 2007, the Company initiated a restructuring plan which included the elimination of several positions (refer to Note 15 for additional information). Two of the affected employees had employment agreements requiring that all nonvested stock awards be accelerated upon termination of employment. As a result, the Company recorded $0.1 million in accelerated stock compensation expense, which is included in restructuring in the Company's consolidated statement of operations.

A summary of nonvested stock activity during 2007, 2006, and 2005 is summarized below:

	Nonvested Stock	Weight Average Grant Date Fair Value
Balance, December 31, 2004	$ 44,445	$ 9.00
Vested	(44,444)	9.00
Stock lost due to reverse stock split	(1)	9.00
Granted	75,000	10.44
Balance, December 31, 2005	75,000	$10.44
Granted	45,884	12.63
Forfeited	(777)	12.88
Vested	(37,500)	10.44
Balance, December 31, 2006	82,607	$11.63
Granted	127,800	12.96
Forfeited	(9,629)	13.32
Vested	(85,587)	11.72
Balance, December 31, 2007	115,191	$12.89

The total fair value of nonvested stock awards that vested during 2007, 2006, and 2005, was $1.2 million, $0.5 million, and $0.5 million, respectively.

A summary of unrecognized compensation expense and the remaining weighted-average amortization period as of December 31, 2007 is as follows:

Type of Award	Unrecognized Compensation Expense ($000's)	Weighted-Average Amortization Period (in years)
Stock Options	$ 113	0.45
Nonvested Stock	975	1.96
Total	$1,088	1.98

Compensation expense for the years ended December 31, 2007 and 2006 is as follows:

	Twelve Months Ended December 31, 2007		Twelve Months Ended December 31, 2006	
Type of Award	Compensation Expense	Income Tax Benefit	Compensation Expense	Income Tax Benefit
	(Unaudited in thousands)			
Stock Options	$ 174	$ 68	$ 908	$352
Nonvested Stock	1,213	471	498	193
Restricted Stock	—	—	160	62
Total	$1,387	$539	$1,566	$607

3. Discontinued Operations

Dispositions

During 2005, the Company sold eight hotels for an aggregate sales price of $36.4 million, $29.2 million of which was used to paydown debt. A list of the properties sold in 2005 is summarized below:

- On January 20, 2005, the Company sold the Four Points Hotel, a 189 room hotel, located in Niagara Falls, NY.
- On February 17, 2005, the Company sold the Holiday Inn Hotel, a 147 room hotel, located in Morgantown, WV.
- On March 31, 2005, the Company sold the Holiday Inn Hotel, a 177 room hotel, located in Pittsburgh, PA.
- On June 1, 2005, the Company sold the Holiday Inn Hotel, a 210 room hotel, located in Austin, TX.
- On July 7, 2005, the Company sold the Holiday Inn Hotel, a 390 room hotel, located in St. Louis, MO.
- On July 15, 2005, the Company sold the Holiday Inn Select Hotel, a 397 room hotel located in Niagara Falls, NY.
- On September 15, 2005, the Company sold the Holiday Inn Express Hotel, a 141 room hotel, located in Gadsden, AL.
- On September 16, 2005, the Company sold the Holiday Inn Hotel, a 422 room hotel, located in Rolling Meadows, IL.

The Company realized gains of approximately $6.9 million in 2005 from the sale of these assets.

During 2006, the Company sold six hotels and one land parcel for an aggregate sales price of $27.1 million, $5.0 million of which was used to paydown debt. A list of the properties sold in 2006 is summarized below:

- On March 9, 2006, the Company sold the Fairfield Inn Hotel, a 105 room hotel located in Jackson, TN.
- On April 3, 2006, the Company sold a land parcel located in Mt. Laurel, NJ.
- On April 25, 2006, the Company sold the Holiday Inn Hotel, a 146 room hotel located in Pittsburgh, PA.
- On October 24, 2006, the Company sold the Holiday Inn Hotel, a 167 room hotel located in Valdosta, GA.
- On October 24, 2006, the Company sold the Azalea Inn Hotel, a 108 room hotel located in Valdosta, GA.
- On November 28, 2006, the Company sold its rights to the ground lease of the former Holiday Inn Hotel located in Jekyll Island, GA.
- On December 1, 2006, the Company sold the Quality Hotel, a 205 room hotel located in Metairie, LA.

The Company realized gains of approximately $3.0 million in 2006 from the sale of these assets. Additionally in 2006, the Company surrendered two Holiday Inn hotels, located in Lawrence and Manhattan, KS, to the Trustee pursuant to the settlement agreement entered into in August 2005, and the venture which owns the Holiday Inn City Center Columbus, OH deeded the hotel to the lender, a minority-interest hotel that was accounted for under the equity method of accounting.

During 2007, the Company sold 23 hotels for an aggregate sales price of $82.2 million, $2.0 million of which was used to pay down debt. A list of the properties sold in 2007 is summarized below:

- On January 15, 2007, the Company sold the University Plaza, a 186 room hotel located in Bloomington, IN.
- On March 9, 2007, the Company sold the Holiday Inn, a 130 room hotel located in Hamburg, NY.

- On June 13, 2007, the Company sold the following 16 hotels:
  - Holiday Inn, a 202 room hotel located in Sheffield, AL
  - Clarion Hotel, a 393 room hotel located in Louisville, KY
  - Crowne Plaza Hotel, a 275 room hotel located in Cedar Rapids, IA
  - Augusta West Inn Hotel, a 117 room hotel located in Augusta, GA
  - Holiday Inn Hotel, a 201 room hotel located in Greentree, PA
  - Holiday Inn Hotel, a 189 room hotel located in Lancaster East, PA
  - Holiday Inn Hotel, a 244 room hotel located in Lansing, MI
  - Holiday Inn Hotel, a 152 room hotel located in Pensacola, FL
  - Holiday Inn Hotel, a 228 room hotel located in Winter Haven, FL
  - Holiday Inn Hotel, a 100 room hotel located in York, PA
  - Holiday Inn Express Hotel, a 112 room hotel located in Dothan, AL
  - Holiday Inn Express Hotel, a 122 room hotel located in Pensacola, FL
  - Park Inn Hotel, a 126 room hotel located in Brunswick, GA
  - Quality Inn Hotel, a 102 room hotel located in Dothan, AL
  - Ramada Plaza Hotel, a 297 room hotel located in Macon, GA
  - Ramada Inn Hotel, a 197 room hotel located in North Charleston, SC
- On July 12, 2007, the Company sold the Holiday Inn Hotel, a 159 room hotel located in Clarksburg, WV.
- On July 20, 2007, the Company sold the Holiday Inn Hotel, a 208 room hotel located in Fort Wayne, IN.
- On August 14, 2007, the Company sold the Holiday Inn Hotel, a 106 room hotel located in Fairmont, WV.
- On December 18, 2007, the Company sold the Holiday Inn Hotel, a 146 room hotel located in Jamestown, NY.
- On December 27, 2007, the Company sold the Vermont Maple Inn, a 117 room hotel located in Burlington, VT.

The Company realized gains of approximately $4.0 million in 2007 from the sale of these assets.

Assets Held for Sale and Discontinued Operations

In accordance with SFAS No. 144, the Company has included the results of hotel assets sold during 2007, 2006 and 2005 as well as the hotel assets held for sale at December 31, 2007, December 31, 2006 and December 31, 2005, including any related impairment charges, in discontinued operations in the Consolidated Statements of Operations. The assets held for sale at December 31, 2007 and December 31, 2006 and the liabilities related to these assets are separately disclosed in the Consolidated Balance Sheets. All losses and gains on assets sold and held for sale (including any related impairment charges) are included in "Income (loss) income from discontinued operations before income taxes" in the Consolidated Statement of Operations. The amount the Company will ultimately realize on these asset sales could differ from the amount recorded in the financial statements.

The Company recorded impairment on assets held for sale in 2007, 2006 and 2005. The fair values of the assets held for sale are based on the estimated selling prices less estimated costs to sell. The Company engages real estate brokers to assist in determining the estimated selling prices. The estimated selling costs are based on its experience with similar asset sales. The Company records impairment charges and writes down respective hotel asset carrying values if the carrying values exceed the estimated selling prices less costs to sell. As a result of these evaluations, during 2007, the Company recorded impairment charges totaling $4.7 million on 5 hotels as follows (amounts below are rounded individually):

- $1.8 million on the Holiday Inn Frederick, MD to reflect the estimated selling price;
- $1.3 million on the Holiday Inn Clarksburg, WV to reflect the estimated selling price, and to reflect the final disposition of the hotel;
- $0.8 million on the Vermont Maple Inn Colchester, VT to reflect the estimated selling price, and to reflect the final disposition of the hotel;
- $0.6 million on the Holiday Inn Jamestown, NY to reflect the estimated selling price, and to reflect the final disposition of the hotel;
- $0.1 million on the University Plaza Bloomington, IN to record the final disposition of the hotel.

In 2006, the Company recorded impairment charges totaling $23.1 million on 16 hotels as follows (amounts below are rounded individually):

- $3.9 million on the Holiday Inn Manhattan, KS to record the loss on disposal of fixed assets;
- $2.2 million on the Holiday Inn Lawrence, KS to record the loss on disposal of fixed assets;
- $1.4 million on the Holiday Inn Sheffield, AL which was classified as held for sale during 2006, to reduce the carrying value to estimated selling price less costs to sell;
- $0.3 million on the Holiday Inn McKnight, PA to reflect the lowered estimated selling price less costs to sell, the write-off of capital improvements for franchisor compliance that did not add incremental value and the final disposition of the hotel;
- $0.1 million on the Holiday Inn Valdosta, GA to reflect the estimated selling costs of the sale as this hotel was identified for sale during 2006, and to reflect the final disposition of the hotel;
- $0.1 million on the Azalea Inn Valdosta, GA to reflect the estimated selling costs of the sale as this hotel was identified for sale during 2006, and to reflect the final disposition of the hotel;
- $0.7 million on the University Plaza Bloomington, IN, which was classified as held for sale during 2006, to reduce the carrying value to estimated selling price less costs to sell;
- $1.3 million on the Ramada Plaza Macon, GA, which was classified as held for sale during 2006, to reduce the carrying value to estimated selling price less cost to sell;
- $2.1 million on the Holiday Inn University Mall, FL, which was classified as held for sale during 2006, to reduce the carrying value to estimated selling price less costs to sell;
- $1.8 million on the Holiday Inn Express Pensacola, FL, which was classified as held for sale during 2006, to reduce the carrying value to estimated selling price less costs to sell;
- $0.8 million on the Holiday Inn Greentree, PA, which was classified as held for sale during 2006, to reduce the carrying value to estimated selling price less costs to sell;
- $0.2 million on the Holiday Inn York, PA, which was classified as held for sale during 2006, to reduce the carrying value to estimated selling price less costs to sell;
- $0.9 million on the Holiday Inn Lancaster, PA, which was classified as held for sale during 2006, to reduce the carrying value to estimated selling price less costs to sell;

- $6.4 million on the Holiday Inn Lansing, MI, which was classified as held for sale during 2006, to reduce the carrying value to estimated selling price less costs to sell;

- $0.6 million on the Holiday Inn Clarksburg, WV, which was classified as held for sale during 2006, to reduce the carrying value to estimated selling price less costs to sell; and

- $0.1 million on the Holiday Inn Jekyll Island, GA to record the disposal costs of furniture, fixtures and equipment incurred during the closing of the hotel.

In 2005, the Company recorded impairment charges of $11.1 million on 10 hotels and one land parcel as follows (amounts below are rounded individually):

- $1.8 million on the Azalea Inn Valdosta, GA to reduce the carrying value to estimated selling price;

- $1.7 million on the Holiday Inn Rolling Meadows, IL to reflect the lowered selling price and to record the final disposition of the hotel;

- $1.7 million on the Holiday Inn Sheffield, AL to reduce the carrying value to estimated selling price;

- $1.6 million on the Holiday Inn Lawrence, KS to reflect the reduced fair value appraisal;

- $1.3 million on the Holiday Inn St. Louis, MO to reflect the reduced selling price of the hotel;

- $1.1 million on the Park Inn Brunswick, GA, to write-off the capital improvements made on this property related to the franchise conversion that did not result in an increase in the fair value of this hotel;

- $0.9 million on the Holiday Inn Hamburg, NY, as the undiscounted future cash flows were less than the asset's carrying value and the resulting broker opinion required a write-down of the carrying value of the asset to its fair value;

- $0.4 million on the land parcel in Mt. Laurel, NJ to reflect the lowered estimated selling price of the land;

- $0.3 million on the Holiday Inn Express Gadsden, AL to reflect the estimated selling costs as this hotel was identified for sale in January 2005, to reflect the write-off of capital improvements spent on this hotel for franchisor compliance that did not add incremental value or revenue generating capacity to the property, and to record the final disposition of the hotel;

- $0.3 million on the Holiday Inn Morgantown, WV to reflect the reduced selling price of the hotel and the additional charges to dispose of the hotel in February 2005; and

- $0.1 million on the Holiday Inn McKnight, PA as the hotel was identified for sale in 2005 and its carrying value was adjusted to the estimated selling price less selling costs.

Assets held for sale consist primarily of property and equipment, net of accumulated depreciation. Liabilities related to assets held for sale consist primarily of accounts payable and other accrued liabilities. At December 31, 2007, the held for sale portfolio consisted of the following 2 hotels:

- Holiday Inn Frederick, MD; and

- Holiday Inn St Paul, MN

Summary balance sheet information for assets held for sale is as follows:

	December 31, 2007	December 31, 2006
	($ in thousands)	
Property and equipment, net	$7,781	$83,462
Other assets	228	5,975
Assets held for sale	$8,009	$89,437
Other liabilities	$ 961	$10,630
Long-term debt	—	57,721
Liabilities related to assets held for sale	$ 961	$68,351

Summary statement of operations information for discontinued operations for the years ended December 31, 2007, December 31, 2006 and December 31, 2005 is as follows:

	December 31, 2007	December 31, 2006	December 31, 2005
		($ in thousands)	
Total revenues	$ 40,071	$ 89,986	$ 117,465
Total operating expenses (excluding impairment)	(33,826)	(82,982)	(104,891)
Impairment of long-lived assets	(4,714)	(23,122)	(11,062)
Interest income and other	1	11	308
Interest expense	(1,669)	(5,856)	(7,444)
Business interruption proceeds	—	754	—
Gain on asset disposition	3,956	2,961	6,872
(Loss) gain on extinguishment of debt, net	(1,747)	10,231	—
(Provision) benefit for income taxes	(592)	3,108	313
Minority interest in (income)	—	—	(96)
Income (loss) from discontinued operations	$ 1,480	$ (4,909)	$ 1,465

In addition to the assets held for sale listed above, the results of operations related to all of the hotels that were sold in 2005, 2006, and 2007 were included in the statements of operations for discontinued operations.

Discontinued operations were not segregated in the Consolidated Statements of Cash Flows. Therefore, amounts for certain captions will not agree with respective data in the Consolidated Balance Sheets and related Consolidated Statements of Operations.

4. Accounts Receivable

At December 31, 2007 and December 31, 2006, accounts receivable, net of allowances consisted of the following:

	December 31, 2007	December 31, 2006
	($ in thousands)	
Trade accounts receivable	$8,144	$7,362
Allowance for doubtful accounts	(323)	(277)
Other receivables	973	319
	$8,794	$7,404

5. Prepaid Expenses and Other Current Assets

At December 31, 2007 and December 31, 2006, prepaid expenses and other current assets consisted of the following:

	December 31, 2007	December 31, 2006
	($ in thousands)	
Deposits for property taxes	$ 4,954	$ 6,956
Prepaid insurance	3,358	5,379
Lender-required insurance deposits	4,686	5,750
Deposits and other prepaid expenses	5,188	4,365
	$18,186	$22,450

6. Property and Equipment, net

At December 31, 2007 and December 31, 2006, property and equipment, net consisted of the following:

	Useful Lives (years)	December 31, 2007	December 31, 2006
		($ in thousands)	
Land	—	$ 52,656	$ 52,119
Buildings and improvements	10 — 40	407,652	394,314
Property and equipment	3 — 10	145,101	125,018
China, glass and silverware		2,239	1,656
		607,648	573,107
Less accumulated depreciation		(116,266)	(86,651)
Construction in progress		8,604	566
		$ 499,986	$487,022

During 2007, the Company recorded $6.8 million of impairment losses related to assets held for use. Of this amount, $1.6 million represented the write-off of assets that were replaced and had remaining book value. The remaining $5.2 million represented the write-down of three of our held for use hotels to their estimated fair values. These three hotels were part of the nine hotels that management identified for sale in December 2007. Since the assets did not meet the held for sale criteria of SFAS No. 144 until January 2008, the assets were classified as held for use as of December 31, 2007 and the related impairment charges were classified in continuing operations. During 2006, the Company recorded $0.8 million of impairment losses to write-off assets that were replaced in 2006 and had remaining book value. During 2005, the Company recorded $1.2 million of impairment losses, of which

$1.0 million represented a reduction in the carrying value of the Fairfield Inn Merrimack, NH to its estimated fair value. The remaining $0.2 million related to the write-off of assets that were replaced in 2005.

7. Other Assets

At December 31, 2007 and December 31, 2006, other assets consisted of the following:

	December 31, 2007	December 31, 2006
	($ in thousands)	
Deferred financing costs	$2,879	$3,167
Deferred franchise fees	1,255	1,430
Utility and other deposits	248	555
Linen inventory	705	672
	$5,087	$5,824

Deferred franchise fees are amortized using the straight-line method over the terms of the related franchise, and deferred financing costs are amortized using the effective interest method over the related term of the debt.

Based on the balances at December 31, 2007, the five year amortization schedule for deferred financing and deferred loan costs is as follows:

	Total	2008	2009	2010	2011	2012	After 2012
				($ in thousands)			
Deferred financing costs	$2,879	$1,558	$1,002	$310	$ 9	$ —	$ —
Deferred franchise fees	1,255	132	122	116	112	103	670
	$4,134	$1,690	$1,124	$426	$121	$103	$670

8. Other Accrued Liabilities

At December 31, 2007 and December 31, 2006, other accrued liabilities consisted of the following:

	December 31, 2007	December 31, 2006
	($ in thousands)	
Salaries and related costs	$ 5,780	$ 5,584
Self-insurance loss accruals	12,193	11,502
Property and sales taxes	5,662	5,715
Professional fees	818	727
Accrued franchise fees	1,083	1,024
Accrued interest	1,864	2,089
Other	936	1,083
	$28,336	$27,724

9. Long-Term Liabilities

As of December 31, 2007, 38 of the Company's 46 hotels are pledged as collateral for long-term obligations. Certain mortgage notes are subject to prepayment, yield maintenance, or defeasance obligations if the Company repays them prior to their maturity. Approximately 53% of the long-term debt bears interest at fixed rates and approximately 47% of the debt is subject to floating rates of interest. The mortgage notes also subject the Company to certain financial covenants, including leverage and coverage ratios. As of December 31, 2007, the Company was in compliance with all of its debt covenants.

Set forth below, by debt pool, is a summary of the Company's long-term debt (including the current portion) along with the applicable interest rates and the related carrying values of the property and equipment which collateralize the long-term debt:

	December 31, 2007			December 31, 2006	
	Number of Hotels	Property and Equipment, Net	Long-Term Liabilities	Long-Term Liabilities	Interest Rates at December 31, 2007
				($ in thousands)	
Mortgage Debt					
Merrill Lynch Mortgage Lending, Inc. — Floating	—	$ —	$ —	$ 58,118	
Merrill Lynch Mortgage Lending, Inc. — Fixed	20	239,371	153,940	239,383	6.58%
Goldman Sachs	10	120,103	130,000	—	LIBOR plus 1.50%; capped at 8.50%
Computer Share Trust Company of Canada	—	—	—	7,551	
Lehman Brothers Holdings, Inc.	—	—	—	15,194	
Wachovia	4	36,493	35,425	36,081	$9,666 at 6.03%; $3,053 at 5.78%; 22,706 at 6.04%
IXIS	4	36,645	40,041	40,501	$18,765 at LIBOR plus 2.90%, capped at 8.4%; $21,276 at LIBOR plus 2.95%, capped at 8.45%
Total	38	432,612	359,406	396,828	6.74%(1)
Long-term liabilities — other					
Tax notes issued pursuant to our Joint Plan of Reorganization	—	—	633	1,263	
Other	—	—	781	1,038	
	—	—	1,414	2,301	
Property and equipment — unencumbered	8	75,155	—	—	
	46	507,767	360,820	399,129	
Held for sale	(2)	(7,781)	—	(60,271)	
Total December 31, 2007(2)	44	$499,986	$360,820	$338,858	

(1) The rate represents the annual effective weighted average cost of debt at December 31, 2007.

(2) Debt obligations at December 31, 2007 include the current portion.

The fair value of the fixed rate mortgage debt (book value of $189.4 million) at December 31, 2007 is estimated at $191.3 million.

Mortgage Debt

On June 25, 2004, the Company entered into four fixed rate loans with Merrill Lynch Mortgage Lending, Inc. ("Merrill Lynch"). The four loans, each of which has a five-year term and bears a fixed interest rate of 6.58%, totaled $260 million at inception. Except for certain defeasance provisions, the Company may not prepay the loans except during the 60 days prior to maturity. One of the loans was defeased in 2007, as discussed below. The remaining three loans are currently secured by 20 hotels. The loans are not cross-collateralized. Each loan is non-recourse; however, the Company has agreed to indemnify Merrill Lynch in certain situations, such as fraud, waste, misappropriation of funds, certain environmental matters, asset transfers in violation of the loan agreements, or violation of certain single-purpose entity covenants. In addition, each loan will become full recourse in certain limited cases such as bankruptcy of a borrower or Lodgian.

On November 10, 2005, the Company entered into a $19.0 million loan agreement with IXIS Real Estate Capital Inc. ("IXIS"), which is secured by the Holiday Inn Hilton Head, SC. The loan agreement has a two-year initial term with three one-year extension options which are exercisable provided the loan is not in default. The loan bears a floating interest rate of 290 basis points above LIBOR. In December 2007, the Company exercised the first of three one-year extension options. The Company contemporaneously entered into a 12-month interest rate cap agreement, which effectively caps the interest rate at 8.4%. The loan agreement is non-recourse to Lodgian, Inc., except in certain limited circumstances as set forth in the loan agreement.

On February 1, 2006, the Company entered into a $17.4 million loan agreement with Wachovia Bank, National Association ("Wachovia"), which is secured by the Crowne Plaza Worcester, MA. The loan agreement has a five year term and bears a fixed rate of interest of 6.04%. The loan agreement is non-recourse to Lodgian, Inc., except in certain limited circumstances as set forth in the loan agreement.

On February 1, 2006, the Company entered into a $6.1 million loan agreement with Wachovia, which is secured by the Holiday Inn Palm Desert located in Palm Desert, CA. The loan agreement has a five year term and bears a fixed rate of interest of 6.04%. The loan agreement is non-recourse to Lodgian, Inc., except in certain limited circumstances as set forth in the loan agreement

On March 1, 2006, the Company entered into a $21.5 million loan agreement with IXIS Real Estate Capital Inc. ("IXIS") which is secured by the Radisson Phoenix and Crowne Plaza Phoenix Airport hotels located in Phoenix, AZ along with the Crowne Plaza Pittsburgh Airport hotel located in Coraopolis, PA. The IXIS loan agreement has a two-year initial term with three one-year extension options which are exercisable provided the loan is not in default. The loan bears a floating interest rate of 295 basis points above LIBOR. Contemporaneously with the closing of the loan, the Company purchased an interest rate cap agreement that effectively caps the interest rate for the first two years of the loan agreement at 8.45%. The loan agreement is non-recourse to Lodgian, Inc., except in certain limited circumstances as set forth in the loan agreement. The Company exercised the first one-year extension option and extended the term of the related interest rate cap agreement.

The loan proceeds from the two new Wachovia loans and a portion of the proceeds from the new IXIS financing were used to pay off the Column Financial loan agreement. Also, in February 2006, the Company surrendered the Holiday Inn Manhattan, KS and the Holiday Inn Lawrence, KS hotels to the bond trustee, J P Morgan Chase, to satisfy certain debt obligations under industrial revenue bonds secured by these hotels.

In April 2007, the Company entered into a $130 million loan agreement (the "Goldman Loan") with Goldman Sachs Commercial Mortgage Capital, L.P. The Goldman Loan is secured by ten hotels and has an initial term of two years, with the option to extend the loan for three additional one-year periods. The loan bears interest at LIBOR plus 150 basis points. The loan can be repaid at any time, subject to a prepayment penalty of 0.5% of the outstanding balance prior to April 12, 2008. There is no prepayment penalty after the first anniversary of the loan.

After paying closing costs and establishing required reserve balances totaling $8.6 million, the loan proceeds were used as follows:

- $46.1 million of the loan proceeds, along with $9.7 million in funds held in reserve by Merrill Lynch, were used to pay off the $55.8 million Merrill Lynch Floating Rate Loan, which was secured by 14 hotels (2 hotels were classified as held for use, while 12 hotels were classified as held for sale). The unamortized deferred loan costs of $0.3 million were recorded as a Loss on Debt Extinguishment in the statement of operations. Of this amount, approximately $0.1 million was recorded in continuing operations and approximately $0.3 million was recorded in discontinued operations.

- $59.6 million of the loan proceeds, along with $11.7 million of the Company's cash, were used to defease the Merrill Lynch Fixed Rate #2 Loan, as discussed below.
- $15.7 million was held in a restricted cash account, pending resolution or settlement of the terms of a ground lease relating to one of the ten hotels securing the loan. In June 2007, the terms of the ground lease were settled and $15.4 million of the restricted cash balance was transferred into an unrestricted cash account.

In April 2007, the Company defeased the entire $67.7 million balance of one of the Merrill Lynch fixed rate loans, which was secured by 9 hotels (6 hotels were classified as held for use, while 3 hotels were classified as held for sale). The Company purchased $71.1 million of US Government treasury securities ("Treasury Securities") to cover the monthly debt service payments under the terms of the loan agreement. The Treasury Securities were then substituted for the nine hotels that had served as collateral for the loan. The Treasury Securities and the debt were assigned to an unaffiliated entity, which became liable for all obligations of the defeased debt. The Company has no further obligation with regard to the defeased loan. Accordingly, the defeased loan is no longer reflected on the Company's balance sheet. As a result of the defeasance, the Company recorded $3.8 million as a Loss on Debt Extinguishment in the statement of operations. Of this amount, $3.3 million was recorded in continuing operations, and $0.5 million was recorded in discontinued operations.

In May 2007, the Company repaid two loans totaling $8.6 million, each of which was secured by one hotel. Both loans had reached their scheduled maturity dates.

Also, in May 2007, the Company defeased $5.7 million of the $60.9 million balance of one of the Company's mortgage loans, which was secured by seven hotels. The Company purchased $6.0 million of Treasury Securities to cover the monthly debt service payments under the terms of the loan agreement. The Treasury Securities were then substituted for the two hotels that originally served as collateral for the defeased portion of the loan. Both hotels were classified as held for sale and have since been sold. The Treasury Securities and the debt were assigned to an unaffiliated entity, which became liable for all obligations under the partially defeased portion of the original debt. The transaction was deemed a partial defeasance because the Company continues to be liable for the remaining (undefeased) portion of the debt. The defeased portion of the debt is no longer reflected in the Company's Consolidated Balance Sheet. As a result of the defeasance, the Company recorded a $0.4 million Loss on Debt Extinguishment in the statement of operations. The entire amount was recorded in discontinued operations.

In July 2007, the Company repaid two loans totaling $6.4 million, each of which was secured by one hotel. Both loans had reached their scheduled maturity dates.

Also, in July 2007, the Company defeased $3.1 million of the $65.3 million balance of one of the Company's mortgage loans, which was secured by nine hotels. The Company purchased $3.2 million of Treasury Securities to cover the monthly debt service payments under the terms of the loan agreement. The Treasury Securities were then substituted for the hotel that originally served as collateral for the defeased portion of the loan. The hotel was classified as held for sale and has since been sold. The Treasury Securities and the debt were assigned to an unaffiliated entity, which became liable for all obligations under the partially defeased portion of the original debt. The transaction was deemed a partial defeasance because the Company continues to be liable for the remaining (undefeased) portion of the debt. The defeased portion of the debt is no longer reflected in the Company's Consolidated Balance Sheet. As a result of the defeasance, the Company recorded a $0.2 million Loss on Debt Extinguishment in the statement of operations. The entire amount was recorded in discontinued operations.

In November 2007, the Company repaid one loan totaling $8.6 million, which was secured by one hotel. The loan had reached the scheduled Optional Prepayment Date.

In December 2007, the Company defeased $5.4 million of the $51.7 million balance of one of the Company's mortgage loans, which was secured by eight hotels. The Company purchased $5.7 million of Treasury Securities to cover the monthly debt service payments under the terms of the loan agreement. The Treasury Securities were then substituted for the hotel that originally served as collateral for the defeased portion of the loan. The hotel was classified as held for sale prior to defeasance and has not yet been sold. The Treasury Securities and the debt were assigned to an unaffiliated entity, which became liable for all obligations under the partially defeased portion of the original debt. The transaction was deemed a partial defeasance because the Company continues to be liable for the remaining (undefeased) portion of the debt. The defeased portion of the debt is no longer reflected in the Company's Consolidated Balance Sheet. As a result of the defeasance, the Company recorded a $0.4 million Loss on Debt Extinguishment in the statement of operations. The entire amount was recorded in discontinued operations.

Interest Rate Cap Agreements

As noted above, the Company entered into three agreements to manage its exposure to fluctuations in the interest rate on its variable rate debt. The notional amounts of the interest rate caps and their termination dates match the principal amounts on the date of the interest rate cap agreements and maturity dates on these loans. These derivative financial instruments are viewed as risk management tools and are entered into for hedging purposes only. The Company does not use derivative financial instruments for trading or speculative purposes. However, the Company has not elected to follow the hedging requirements of SFAS No. 133.

The aggregate fair value of the interest rate caps as of December 31, 2007 was approximately nil. The fair values of the interest rate caps are recognized in the accompanying balance sheet in other assets. Adjustments to the carrying values of the interest rate caps are reflected in interest expense.

Future Loan Repayment Projections

Future scheduled principal payments on these long-term liabilities as of December 31, 2007 are as follows:

	Debt Obligations December 31, 2007	Maturities					
		2008	2009	2010	2011	2012	Thereafter
	($ in thousands)						
Mortgage Debt :							
Merrill Lynch Mortgage Lending, Inc. — Fixed	$153,940	$3,099	$150,841	$ —	$ —	$—	$ —
Goldman Sachs	130,000	—	130,000	—	—	—	—
Wachovia	35,425	691	740	3,633	30,361	—	—
IXIS	40,041	534	39,507	—	—	—	—
Total — Mortgage Debt	359,406	4,324	321,088	3,633	30,361	—	—
Other Long-term Liabilities :							
Tax Notes Issued Pursuant to our Joint Plan of Reorganization	633	601	32	—	—	—	—
Other Long-term Liabilities	781	167	166	124	91	42	191
	1,414	768	198	124	91	42	191
Total Debt Obligations	360,820	5,092	321,286	3,757	30,452	42	191
Less: Debt Obligations — Discontinued Operations	—	—	—	—	—	—	—
Total Debt Obligations — Continued Operations	$360,820	$5,092	$321,286	$3,757	$30,452	$42	$191

10. Stockholders' Equity

Treasury Stock

On July 15, 2004, July 15, 2005 and September 8, 2005, a total of 66,666 restricted stock units previously issued to the Company's former chief executive officer, Thomas Parrington, vested in three equal installments of 22,222 shares. Pursuant to the restricted unit award agreement with the Company, Mr. Parrington elected to have the Company withhold 21,633 shares to satisfy the employment tax withholding requirements associated with the vested shares. The shares withheld were deemed repurchased by the Company and thus were added to treasury stock in the Company's Consolidated Balance Sheet. The aggregate cost of these shares was approximately $0.2 million.

On January 31, 2006, the Company granted 12,413 shares of restricted stock to certain employees, of which 4,719 shares were withheld to satisfy tax obligations and were added to Treasury Stock during 2006. The aggregate cost of these shares was approximately $61,000.

During 2007, 85,587 shares of nonvested stock awards vested, of which 6,989 were withheld to satisfy tax obligations and were added to Treasury Stock. The aggregate cost of these shares was approximately $86,000.

In May 2006, the Board of Directors of the Company approved a $15 million share repurchase program which expired in May 2007. Under this program, the Company repurchased 225,267 shares at an aggregate cost of $2.8 million during 2006. During 2007, the Company repurchased 146,625 shares at an aggregate cost of $1.9 million.

In August 2007, the Board of Directors of the Company approved a $30 million share repurchase program which expires on August 22, 2009. Under this program, the Company repurchased 1,304,645 shares at an aggregate cost of $15.2 million as of December 31, 2007.

The Company may use its treasury stock for the issuance of future stock-based compensation awards or for acquisitions.

Class A and Class B Warrants

Pursuant to the Joint Plan of Reorganization confirmed by the Bankruptcy Court in November 2002 the Company issued Class A and B warrants.

The Class A warrants initially provided for the purchase of an aggregate of 503,546 shares of the common stock at an exercise price of $54.87 per share (after adjusting for the April 2004 reverse stock split) and expired on November 25, 2007.

The Class B warrants initially provide for the purchase of an aggregate of 343,122 shares of the common stock at an exercise price of $76.32 per share (after adjusting for the April 2004 reverse stock split) and expire on November 25, 2009.

11. Income Taxes

Provision for income taxes for the Company is as follows:

	2007			2006		
	Current	Deferred	Total	Current	Deferred	Total
			($ in thousands)			
Federal	$ —	$—	$ —	$264	$ 6,839	$ 7,103
State and Local	837	—	837	268	966	1,234
Foreign	136	—	136	196	—	196
	$973	$—	$973	$728	$ 7,805	$ 8,533
Less: discontinued operations	592	—	592	—	(3,108)	(3,108)
	$381	$—	$381	$728	$10,913	$11,641

The components of the cumulative effect of temporary differences in the deferred income tax asset (liability) balances at December 31, 2007 and December 31, 2006 are as follows:

	2007			2006		
	Total	Current	Non-Current	Total	Current	Non-Current
			($ in thousands)			
Property and equipment	$(33,958)	$ —	$(33,958)	$ (11,143)	$ —	$ (11,143)
Net operating loss carryforwards ("NOLs")	84,540	—	84,540	123,722	—	123,722
Loan costs	—	—	—	573	—	573
Legal and workers' compensation reserves	4,414	4,414	—	3,760	3,760	—
AMT and FICA credit carryforwards	2,360	—	2,360	2,624	—	2,624
Other operating accruals	1,604	1,604	—	2,289	2,289	—
Other	284	—	284	(407)	—	(407)
Total	$ 59,244	$ 6,018	$ 53,226	$ 121,418	$ 6,049	$ 115,369
Less valuation allowance	(59,244)	(6,018)	(53,226)	(121,418)	(6,049)	(115,369)
	$ —	$ —	$ —	$ —	$ —	$ —

The difference between income taxes using the effective income tax rate and the federal income tax statutory rate of 34% is as follows:

	2007	2006
	($ in thousands)	
Federal income tax benefit at statutory federal rate	$(2,489)	$(2,259)
State income tax (benefit) charge, net	485	(319)
Non-deductible items	324	(203)
Foreign	136	196
Change in valuation allowance	2,517	11,118
	$ 973	$ 8,533
Less discontinued operations	592	(3,108)
Provision for income taxes	$ 381	$11,641

At December 31, 2007 and 2006, the Company had established a valuation allowance of $59.2 million and $121.4 million, respectively, to fully offset its net deferred tax asset. As a result of the Company's history of losses, the Company believed that it was more likely than not that its net deferred tax asset would not be realized, and therefore, provided a valuation allowance to fully reserve against these amounts. Of the $59.2 million, the 2007 deferred tax asset was decreased by $62.2 million with $63.3 million decrease relating to NOLs that have or will expire unused due to Section 382 limitations, $1.9 million related to prior year true- ups, partially offset by $3.0 million of additional deferred tax assets generated during the period. The balance of $59.2 million is primarily attributable to pre-emergence deferred tax assets if utilized and included in future tax expense, the reduction in the valuation allowance will be recorded to additional paid in capital in future periods.

The deferred tax asset in 2006 was increased by $3.2 million, with $0.4 million related to prior year true-ups, $(7.9) million relating to the utilization of pre-emergence deferred tax assets credited to additional paid-in capital in accordance with SOP 90-7, and $10.7 million of additional deferred tax assets generated during the period. Approximately $97.3 million of the $121.4 million of deferred tax asset remaining at December 31, 2006 was attributable to pre-emergence NOLs.

At December 31, 2007, the Company had available net operating loss carry forwards ("NOLs") of approximately $217.6 million for federal income tax purposes, which will expire in 2018 through 2027. NOLs of $7.5 million expired in the current period. In addition, the Company has excess tax benefits related to current year stock option exercises subsequent to the adoption of FAS 123(R) of $0.8 million that are not recorded as a deferred tax asset as the amounts have not yet resulted in a reduction in current taxes payable. The benefit of these deductions will be recorded to additional paid-in capital at the time the tax deduction results in a reduction of current taxes payable. The Company has undergone several "ownership changes," as defined in Section 382 of the Internal Revenue Code. Consequently, the Company's ability to use the net operating loss carryforwards to offset future income is subject to certain limitations. As a result of the most recent Section 382 ownership change, the Company's ability to use these net operating loss carryforwards is subject to an annual limitation of $8.3 million. Net operating loss carryforwards generated during the 2004 calendar year after June 24, 2004 as well as those generated during the 2005 and 2007 calendar year, are generally not subject to Section 382 limitations to the extent the losses generated are not recognized built in losses. At the June 24, 2004 ownership change date the company had a Net Unrealized Built in Loss ("NUBIL") of $150 million. As of December 31, 2007, $90.7 million of the NUBIL has been recognized. The amount of losses subject to Section 382 limitations is $166.4 million; losses not subject to 382 limitations are $51.3 million.

In July 2006, the FASB issued Interpretation 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes," an interpretation of SFAS No. 109, "Accounting for Income Taxes". FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109. FIN 48 applies to all tax positions accounted for in accordance with SFAS No. 109 and requires a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken, or expected to be taken, in an income tax return. Subsequent recognition, derecognition, and measurement is based on management's best judgment given the facts, circumstances and information available at the reporting date. FIN 48 is effective for fiscal years beginning after December 15, 2006.

The Company was required to adopt the provisions of FIN 48 with respect to all the Company's tax positions as of January 1, 2007. While FIN 48 was effective on January 1, 2007, the new standards apply to all open tax years. The only major tax jurisdiction that remains subject to examination is Federal. The tax years which are open for examination are calendar years ended 1992, 1998, 1999, 2000, 2001 and 2003, due to losses generated that may be utilized in current or future filings. Additionally, the statutes of limitation for calendar years ended 2004, 2005 and 2006 remain open. The Company has no significant unrecognized tax benefits; therefore, the adoption of FIN 48 had no impact on the Company's financial statements. Additionally, no increases in unrecognized tax benefits are expected in the next twelve months. Interest and penalties on unrecognized tax benefits will be classified as income tax expense if recorded in a future period.

12. Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per common share:

	2007	2006	2005
	($ in thousands, except share data)		
Numerator:			
(Loss) income from continuing operations	$(9,926)	$(10,267)	$10,836
Income (loss) from discontinued operations	1,480	(4,909)	1,465
Net (loss) income attributable to common stock	$(8,446)	$(15,176)	$12,301
Denominator:			
Basic weighted average shares	24,292	24,617	24,576
Diluted weighted average shares	24,292	24,617	24,630
Basic (loss) income per common share:			
(Loss) income from continuing operations	$ (0.41)	$ (0.42)	$ 0.44
Income (loss) from discontinued operations	0.06	(0.20)	0.06
Net (loss) income attributable to common stock	$ (0.35)	$ (0.62)	$ 0.50
Diluted (loss) income per common share:			
(Loss) income from continuing operations	$ (0.41)	$ (0.42)	$ 0.44
Income (loss) from discontinued operations	0.06	(0.20)	0.06
Net (loss) income attributable to common stock	$ (0.35)	$ (0.62)	$ 0.50

In accordance with Emerging Issues Task Force Topic No. D-62, income (loss) from continuing operations should be the basis for determining whether or not dilutive potential common shares should be included in the computation of diluted earnings per share. Since the Company reported a loss from continuing operations for the years ended December 31, 2007 and 2006, the common stock equivalents were excluded from the computation of diluted earnings per share.

As a result, the Company did not include the shares associated with the assumed exercise of stock options (options to acquire 212,408 shares of common stock), the shares associated with nonvested stock (115,191 shares), or Class B warrants (rights to acquire 343,122 shares of common stock) in the computation of diluted (loss) income per share for the year ended December 31, 2007 because their inclusion would have been antidilutive.

The computation of diluted income per share for the year ended December 31, 2006, as calculated above, did not include the shares associated with the assumed exercise of stock options (options to acquire 356,313 shares of common stock), the shares associated with nonvested stock (82,607 shares), or Class A and B warrants (rights to acquire 503,546 and 343,122 shares of common stock, respectively) in the computation of diluted income (loss) per share for the year ended December 31, 2006 because their inclusion would have been antidilutive.

The computation of diluted income per share for the year ended December 31, 2005, as calculated above, did not include the shares associated with the assumed conversion of options to acquire 315,394 shares of common stock, or Class A and B warrants (rights to acquire 503,546 and 343,122 shares of common stock, respectively) because their inclusion would have been antidilutive.

13. Commitments and Contingencies

Franchise Agreements and Capital Expenditures

The Company has entered into franchise agreements with various hotel chains which require annual payments for license fees, reservation services and advertising fees. The license agreements generally have original terms of 10 to 20 years. The franchisors may require the Company to upgrade its facilities at any time to comply with its then current standards. Upon the expiration of the term of a franchise, the Company may apply for a franchise renewal. In connection with the renewal of a franchise, the franchisor may require payment of a renewal fee, increase license, reservation and advertising fees, as well as substantial renovation of the facility. Costs incurred in connection with these agreements for the years ended December 31, 2007, 2006 and 2005:

	2007	2006	2005
		($ in thousands)	
Continuing operations	$19,761	$18,547	$15,578
Discontinued operations	2,875	6,996	8,066
	$22,636	$25,543	$23,644

When a hotel does not meet the terms of its franchise license agreement, a franchisor reserves the right to issue a notice of non-compliance to the franchisee. This notice of non-compliance provides the franchisee with a cure period which typically ranges from 3-24 months. At the end of the cure period, the franchisor will review the criteria for which the non-compliance notice was issued and either cure the franchise agreement, returning to good standing, or issue a notice of default and termination, giving the franchisee another opportunity to cure the non-compliant issue. At the end of the default and termination period, the franchisor will review the criteria for which the non-compliance notice was issued and either cure the default, issue an extension which will grant the franchisee additional time to cure, or terminate the franchise agreement.

As of March 1, 2008, the Company has been or expects to be notified that it is not in compliance with some of the terms of six of its franchise agreements and is in default with respect to the agreement for two hotels, summarized as follows:

- Six hotels are in non-compliance or failure of the franchise agreements because of substandard guest satisfaction scores or failed operational reviews, but are being granted additional time to cure these low scores by the franchisors. If the Company does not achieve scores above the required thresholds by the designated dates, these hotels could be subject to subsequent default and termination notices on the franchise agreements. Two of these six hotels are held for sale as of March 1, 2008.
- One hotel is in default of the franchise agreement for failure to complete a Property Improvement Plan. If the Company does not cure the default by June 30, 2008, the hotel's franchise agreement could be terminated by the franchisor. However, the Company has met with the franchisor and is planning some additional capital improvements to improve guest satisfaction for which the franchisor is expected to extend the default cure period. This hotel is held for sale as of March 1, 2008.
- One hotel is in default because of substandard guest satisfaction scores. However, the franchisor has granted a six-month extension, following the completion of major guest room renovations.

The corporate operations team, as well as each property's general manager and associates, have focused their efforts to cure each of these non-compliance, or default issues through enhanced service, increased cleanliness, and product improvements by the required cure date.

The Company believes that it will cure the non-compliance and defaults for continuing operations hotels which the franchisors have given notice before the applicable termination dates, but the Company cannot provide assurance that it will be able to complete the action plans (which are estimated to cost approximately $4.6 million for the capital improvements portion of the action plans) to cure the alleged defaults of noncompliance and default prior to the specified termination dates or be granted additional time in which to cure any defaults or noncompliance. If a franchise agreement is terminated, the Company will select an alternative franchisor, operate the hotel independently of any franchisor or sell the hotel. However, terminating or changing the franchise affiliation of a hotel could require the Company to incur significant expenses, including franchise termination payments and capital expenditures, and in certain circumstances could lead to acceleration of parts of indebtedness. This could adversely affect the Company.

Also, the loan agreements generally prohibit a hotel from operating without a national franchise affiliation, and the loss of such an affiliation could trigger a default under one or more such agreements. The eight hotels that are in default or non-compliance under their respective franchise agreements are part of the collateral security for an aggregate of $300.8 million of mortgage debt as of March 1, 2008.

If a franchise agreement is terminated, the Company will select an alternative franchisor, operate the hotel independently of any franchisor or sell the hotel. However, terminating or changing the franchise affiliation of a hotel could require the Company to incur significant expenses, including franchise termination payments and capital expenditures associated with the change of a brand. Moreover, the loss of a franchise agreement could have a material adverse effect upon the operations or the underlying value of the hotel covered by the franchise because of the loss of associated guest loyalty, name recognition, marketing support and centralized reservation systems provided by the franchisor. Loss of a franchise agreement may result in a default under, and acceleration of, the related mortgage debt. In particular, the Company would be in default under the Merrill Lynch Mortgage fixed rate refinancing debt ("Fixed Rate Debt") if the Company experiences any one of the following:

- multiple franchise agreement defaults and the continuance thereof beyond all notice and grace periods for hotels whose allocated loan amounts total 10% or more of the outstanding principal amount of such Refinancing Debt;
- either the termination of franchise agreements for more than one property or the termination of franchise agreements for hotels whose allocated loan amounts represent more than 5% of the outstanding principal amount of the fixed rate loan, and such hotels continue to operate for more than five consecutive days without being subject to replacement franchise agreements; or
- a franchise termination for any hotel currently subject to a franchise agreement that remains without a franchise agreement for more than six months.

A single franchise agreement termination could materially and adversely affect the Company's revenues, cash flow and liquidity.

To comply with the requirements of its franchisors and to improve its competitive position in individual markets, the Company plans to spend $40 to $46 million on its hotels in 2008, depending on the determined courses of action following our ongoing diligence and analysis. The Company spent $41.5 million on capital expenditures during 2007.

Letters of Credit

As of December 31, 2007, the Company had four irrevocable letters of credit totaling $5.4 million which were fully collateralized by cash. The cash is classified as restricted cash in the accompanying Consolidated Balance Sheets. The letters of credit serve as guarantee for self-insured losses and certain utility and liquor bonds and will expire in September 2008, October 2008, November 2008 and January 2009, but may be renewed beyond those dates.

Self-insurance

The Company is self-insured up to certain limits with respect to employee medical, employee dental, property insurance, general liability insurance, personal injury claims, workers' compensation and auto liability. The

Company establishes liabilities for these self-insured obligations annually, based on actuarial valuations and its history of claims. If these claims escalate beyond the Company's expectations, this could cause a negative impact on its future financial condition and results of operations. As of December 31, 2007 and December 31, 2006, the Company had accrued $12.2 million and $11.5 million, respectively, for these liabilities.

There are other types of losses for which the Company cannot obtain insurance at all or at a reasonable cost, including losses caused by acts of war. If an uninsured loss or a loss that exceeds the Company's insurance limits were to occur, the Company could lose both the revenues generated from the affected hotel and the capital that it has invested. The Company also could be liable for any outstanding mortgage indebtedness or other obligations related to the hotel. Any such loss could materially and adversely affect the financial condition and results of operations.

Casualty gains (losses), net and business interruption insurance

In 2004, several hotels were damaged by the hurricanes that made landfall in the Southeastern United States. In August 2005, Hurricane Katrina made landfall in the U.S. Gulf Cost region and two hotels in the New Orleans area were damaged. In October 2005, an underground water main ruptured underneath one hotel, causing flood damage in certain areas of the hotel and a limited amount of structural damage. And, in January 2006, one hotel suffered a fire. All of the hotels have since reopened, except the one that was damaged in January 2006 by a fire.

All of the Company's hotels are covered by property casualty and business interruption insurance. The business interruption coverage begins on the date of closure and continues for six months following the opening date of the hotel, to cover the revenue ramp-up period. Management believes the Company has sufficient property and liability insurance coverage to reimburse the Company for the damage to the property, including coverage for business interruption, as well as to pay any claims that may be asserted against the Company by guests or others.

With regard to property damage, the Company recognizes the related expenses as it incurs the charges. The Company writes off the net book value of the destroyed assets. As the combined expenses and net book value write-offs for each property exceed the insurance deductible, the Company records a receivable from the insurance carriers (up to the amount expected to be collected from the carriers). The casualty gain or loss is recorded upon final settlement of each insurance claim. Any funds received from the insurance carriers prior to the final settlement are recorded as insurance advances in the consolidated balance sheet.

With regard to business interruption proceeds, the Company recognizes the income when the proceeds are received or when the proofs of loss are signed.

In 2007, the Company recorded casualty gains (losses), net of related expenses, of $1.9 million and business interruption proceeds of $0.6 million in continuing operations, all of which was collected prior to December 31, 2007. Also in 2007, the Company recorded casualty gains (losses), net of related expenses, of $2.7 million in discontinued operations, all of which was collected prior to December 31, 2007.

In 2006, the Company recorded casualty gains (losses), net of related expenses, of $2.9 million in continuing operations, all of which was collected prior to December 31, 2006. Additionally, the Company recorded business interruption proceeds of $3.9 million in continuing operations, of which $1.2 million was received in 2007. Also in 2006, the Company recorded casualty gains (losses), net of related expenses, of $0.2 million and business interruption proceeds of $0.8 million in discontinued operations, all of which was collected prior to December 31, 2006.

In 2005, the Company recorded casualty gains (losses), net of related expenses, of $28.5 million and business interruption proceeds of $9.6 million in continuing operations. The Company recorded casualty gains (losses), net of related expenses, of $2.3 million and no business interruption proceeds in discontinued operations in 2005.

At December 31, 2007, all casualty and business interruption proceeds were finalized, except for the hotel that was damaged in January 2006 by a fire.

Litigation

From time to time, as the Company conducts its business, legal actions and claims are brought against it. The outcome of these matters is uncertain.

On January 15, 2006, the Holiday Inn Marietta, GA suffered a fire. There was one death associated with the fire, and certain guests have made claims for various injuries allegedly caused by the fire. As of March 1, 2008, sixteen lawsuits have been brought against the Company, including the one alleging wrongful death.

All pending litigation claims related to the fire are covered by the Company's general liability insurance policies, subject to a self-insured retention of $250,000. However, the Company has responsibility to pay certain of its legal and other expenses associated with defending these claims.

Management believes that the Company has adequate insurance protection to cover all pending litigation matters, including the claims related to fire at the Marietta, GA property, and that the resolution of these claims will not have a material adverse effect on the Company's results of operations or financial condition.

Operating Leases

As of December 31, 2007, 8 held for use hotels are located on land subject to long-term leases. The corporate office is subject to an operating lease through 2011. Generally, these leases are for terms in excess of the depreciable lives of the buildings. The Company also has the right of first refusal on several leases if a third party offers to purchase the land. The Company pays fixed rents on some of these leases; on others, the Company has fixed rent plus additional rents based on a percentage of revenue or cash flow. Some of these leases are also subject to periodic rate increases. The leases generally require the Company to pay the cost of repairs, insurance and real estate taxes. Lease expense for the non-cancelable ground, parking and other leases for the twelve months ended December 31, 2007, December 31, 2006 and December 31, 2005 were as follows:

	2007	2006	2005
		($ in thousands)	
Continuing operations	$3,186	$2,974	$3,213
Discontinuing operations	222	539	557
Total operations	$3,408	$3,513	$3,770

At December 31, 2007, the future minimum commitments for non-cancelable ground and parking leases were as follows (amounts in thousands):

2008	3,446
2009	3,468
2010	3,495
2011	3,120
2012	2,994
2013 and thereafter	68,960
	$85,483

14. Employee Retirement Plans

The Company makes contributions to four multi-employer pension plans for employees of various subsidiaries covered by collective bargaining agreements. These plans are not administered by the Company and contributions are determined in accordance with provisions of negotiated labor contracts. Certain withdrawal penalties may exist, the amounts of which are not determinable at this time. The cost of pension contributions for the twelve months ended December 31, 2007, December 31, 2006 and December 31, 2005 were as follows:

	2007	2006	2005
	($ in thousands)		
Continuing operations	$142	$151	$178
Discontinued operations	13	—	—
	$155	$151	$178

The Company adopted a 401(k) plan for the benefit of its non-union employees under which participating employees may elect to contribute up to 25% of their eligible compensation subject to annual dollar limits established by the Internal Revenue Service. The Company matches an employee's elective contributions to the 401(k) plan, subject to certain conditions. These employer contributions vest immediately. Contributions to the 401(k) plan made by the Company for the twelve months ended December 31, 2007, December 31, 2006 and December 31, 2005 were as follows:

	2007	2006	2005
	($ in thousands)		
Continuing operations	$718	$563	$583
Discontinued operations	73	128	163
	$791	$691	$746

15. Restructuring

In August 2007, the Company announced cost-reduction initiatives to improve future operating performance. These initiatives resulted in position eliminations in the Company's corporate and regional operations staff as well as reductions in the hotel staff at certain locations. As a result, the Company recorded restructuring costs totaling $1.2 million, representing severance and related costs. At December 31, 2007, all of the costs had been paid or otherwise settled. A reconciliation of the restructuring costs and the related liability is as follows (in thousands):

Beginning liability	1,258
Less adjustments	(26)
Restructuring costs	1,232
Less payments	(1,232)
Ending liability	—

16. Subsequent Events

Stock Awards

On January 22, 2008, the Company granted 76,500 shares of nonvested stock awards to certain employees. The shares vest in two equal annual installments commencing on January 22, 2009. The shares were valued at $8.90, the closing price of the Company's common stock on the date of the grant. The aggregate value of the grant is being recorded as compensation expense over the vesting period.

On February 12, 2008, the Company granted 24,000 shares of nonvested stock awards to non-employee members of the Board of Directors. The shares vest in three equal annual installments commencing on January 30, 2009. The shares were valued at $8.68, the closing price of the Company's common stock on the date of the grant.

All of these shares were awarded pursuant to the Amended and Restated 2002 Stock Incentive Plan of Lodgian, Inc. The aggregate value of these stock grants is being recorded as compensation expense over the vesting period.

Stock Repurchase Program

From January 1, through March 1, 2008, the Company repurchased 952,770 shares of common stock at an aggregate cost of $8.9 million, bringing the total number of shares repurchased under the August 2007 program to 2,257,415.

Other

Effective January 29, 2008, Edward J. Rohling resigned as President, Chief Executive Officer and Director and entered into a Separation and Release Agreement, which terminated the Amended and Restated Executive Employment Agreement. Under the Separation and Release Agreement, Mr. Rohling will receive approximately $1.1 million in severance pay (including a $0.2 million bonus, which was accrued in 2007), immediate vesting of all stock awards previously granted, and COBRA premium reimbursement through December 31, 2008. In addition, Mr. Rohling will remain eligible for enhanced benefits upon a Change in Control as defined in the Amended and Restated Executive Employment Agreement, if a Change in Control occurs on or before April 28, 2008.

Also on January 29, 2008, the Board of Directors of the Company appointed Peter T. Cyrus to serve as interim President and Chief Executive Officer. Mr. Cyrus has served as a member of the Company's Board of Directors since his election in April 2007. The appointment of Mr. Cyrus as Interim President and Chief Executive Officer of the Company was not made pursuant to any arrangement or understanding between Mr. Cyrus and any other person. Mr. Cyrus is no longer a non-employee member of the Board of Directors.

In addition, on January 29, 2008, the Company's Board of Directors elected W. Blair Allen to serve as a member of the Company's Board of Directors, filling the vacancy that was created by the resignation of Mr. Rohling. Mr. Allen also has been appointed to serve as a member of the Company's Executive Committee.

EXHIBIT INDEX

Exhibit Number	Description
3.1	Certificate of Correction to the Second Amended and Restated Certificate of Incorporation and Second Amended and Restated Certificate of Incorporation of Lodgian, Inc. (Incorporated by reference to Exhibit 3.1 to Amendment No. 2 to the Company's Registration Statement on Form S-1 (File No. 333-113410), filed on June 4, 2004).
3.2	Amended and Restated Bylaws of Lodgian, Inc. (Incorporated by reference to Exhibit 3.4 to the Company's Annual Report for the period ended December 31, 2003 (File No. 1-14537), filed on March 9, 2004).
4.1	Specimen Common Stock Certificate (Incorporated by reference to Exhibit 4.1 to Amendment No. 2 to the Company's Registration Statement on Form S-1 (File No. 333-113410), filed on June 6, 2004).
4.2	Class A Warrant Agreement, dated as of November 25, 2002, between Lodgian, Inc. and Wachovia Bank, N.A. (Incorporated by reference to Exhibit 10.9 to the Company's Annual Report for the period ended December 31, 2003 (File No. 1-14537), filed on March 9, 2004).
4.3	Class B Warrant Agreement, dated as of November 25, 2002, between Lodgian, Inc. and Wachovia Bank, N.A. (Incorporated by reference to Exhibit 10.10 to the Company's Annual Report for the period ended December 31, 2003 (File No. 1-14537), filed on March 9, 2004).
10.1	Amended and Restated Executive Employment Agreement between Lodgian, Inc. and Daniel E. Ellis, dated March 29, 2007 (Incorporated be reference to Exhibit 10.2 to the Company's Current Report on Form 8-K (File No. 1-12537), filed with the Commission on March 30, 2007).
10.2	Participation Form for Daniel E. Ellis under the Lodgian, Inc. Executive Incentive Plan (Incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K (File No. 1-14537), filed with the Commission on February 6, 2006).
10.3	Amended and Restated Executive Employment Agreement between Edward J. Rohling and Lodgian, Inc., dated April 23, 2007 (Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 1-14537), filed with the Commission on April 26, 2007).
10.4	Restricted Stock Award Agreement between Edward J. Rohling and Lodgian, Inc., dated July 15, 2005 (Incorporated by reference to Exhibit 10.36 to the Company's Quarterly Report for the period ended June 30, 2005 (File No. 1-14537), filed with the Commission on August 9, 2005).
10.5	Separation and Release Agreement between Edward J. Rohling and Lodgian, Inc. dated January 29, 2008 (Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 1-14537), filed with the Commission on February 4, 2008).
10.6	Amended and Restated Executive Employment Agreement between Lodgian, Inc. and James A. MacLennan dated March 29, 2007 (Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 1-14537), filed with the Commission on March 30, 2007).
10.7	Restricted Stock Award Agreement between Lodgian, Inc. and James A. MacLennan dated March 1, 2006 (Incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K (File No. 1-14537), filed with the Commission on March 3, 2006).
10.8	Participation Form for James A. MacLennan under the Lodgian, Inc. Executive Incentive Plan (Incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K (File No. 1-14537), filed with the Commission on March 3, 2006).
10.9	Amended and Restated 2002 Stock Incentive Plan of Lodgian, Inc. (as amended through April 24, 2007 (Incorporated by reference to Exhibit 10.10 to the Company's Quarterly Report for the period ended June 30, 2007 (File No. 1-14537), filed with the Commission on August 8, 2007).
10.10	Form of Stock Option Award Agreement (Incorporated by reference to Exhibit 10.37 to the Company's Annual Report for the period ended December 31, 2004 (File No. 1-14537), filed with the Commission on March 23, 2005).
10.11	Lodgian, Inc. 401(k) Plan, As Amended and Restated Effective as of January 1, 2006 (Incorporated by reference to Exhibit 10.13 to the Company's Quarterly Report for the period ended June 30, 2007 (File No. 1-14537), filed with the Commission on August 8, 2007).

Exhibit Number	Description
10.12	Amended and Restated Executive Employment Agreement between Mark D. Linch and Lodgian, Inc. dated March 29, 2007 (Incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K (File No. 1-14537), filed with the Commission on March 30, 2007).
10.13	Separation Agreement and General Release between Mark D. Linch and Lodgian, Inc. dated September 11, 2007. (Incorporated by reference to Exhibit 10.12 to the Company's Quarterly Report for the period ended September 30, 2007 (File No. 1-14537), filed with the Commission on November 8, 2007).
10.14	Executive Employment Agreement between Donna B. Cohen and Lodgian, Inc. dated March 29, 2007 (Incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K (File No. 1-14537), filed with the Commission on March 30, 2007).
10.15	Lodgian, Inc. Executive Incentive Plan (Covering the calendar years 2006-2008). (Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 1-14537), filed with the Commission on February 6, 2006).
10.16	Form of Restricted Stock Award Agreement for Employees (Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K/A (File No. 1-14537), filed with the Commission on March 6, 2007).
10.17	Form of Restricted Stock Award Agreement for Non-Employee Directors (Incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K/A (File No. 1-14537), filed with the Commission on March 6, 2007).
21	Subsidiaries of Lodgian, Inc.**
31.1	Sarbanes-Oxley Section 302 Certification by the CEO.**
31.2	Sarbanes-Oxley Section 302 Certification by the CFO.**
32	Sarbanes-Oxley Section 906 Certification by the CEO and CFO.**

** Filed herewith.

(This page intentionally left blank)

Corporate Information

Board of Directors
Stewart J. Brown–Chairman
Consultant–Booz Allen Hamilton

W. Blair Allen
President–Robert M. Goff & Associates

Peter T. Cyrus
Interim President and Chief Executive Officer–Lodgian, Inc.

Paul J. Garity
President–Real Estate Consulting Solutions, Inc.

Stephen P. Grathwohl*
Principal–Burr Street Equities, LLC

Michael J. Grondahl
Partner–Key Colony Fund, LP

Alex R. Lieblong
Principal–Key Colony Fund, LP

Mark S. Oei
Managing Director–Oaktree Capital Management, L.P.

Executive Committee
Peter T. Cyrus–Chairman
W. Blair Allen
Alex R. Lieblong
Mark S. Oei

Audit Committee
Stephen P. Grathwohl–Chairman*
Stewart J. Brown
Michael J. Grondahl

Compensation Committee
Mark S. Oei–Chairman
Stewart J. Brown
Michael J. Grondahl

Nominating Committee
Alex R. Lieblong
Open Position

Other Officers
James A. MacLennan
Executive Vice President and Chief Financial Officer

Daniel E. Ellis
Senior Vice President, General Counsel and Secretary

Donna B. Cohen
Vice President and Controller

Deborah N. Ethridge
Vice President of Finance and Investor Relations

James R. McGrath
Vice President of Hotel Operations

Auditors
Deloitte & Touche LLP
(404) 220-1500

Transfer Agent
American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY 10038
(866) 668-6550

For address and registration changes, stockholders may contact their own stock brokers or the Transfer Agent.

Annual Meeting of Stockholders
April 24, 2008 at 9:00 am
Courtyard Buckhead
3332 Peachtree Road N.E.
Atlanta, Georgia 30326

Web Site
Information on the Company's stock price, corporate news, SEC filings, earnings releases and other financial data about Lodgian can be found on the Internet at: www.lodgian.com

Exchange Listings
Lodgian's common shares are listed on the American Stock Exchange under the symbol LGN.

* - not standing for reelection

LODGIAN, INC.

Two Live Oak Center
3445 Peachtree Road, NE, Suite 700
Atlanta, GA 30326

404-364-9400
www.lodgian.com

END